Financial Report

as at 30 June 2002

Financial Statements

Statement of Financial Performance 167
 Statement of Financial Position 168
 Statement of Cash Flows 169
 Statement of Changes in Shareholders' Equity 176

Notes to the Financial Statements
Note 1 - Summary of accounting policies 180
 Note 2 - Revenue 190
 Note 3 - Profit from ordinary activities 196
 Note 4 - Income tax expense 202
 Note 5 - Segment information 202
 Note 6 - Earnings per share 209
 Note 7 - Dividends 210
 Note 8 - Cash assets 212
 Note 9 - Receivables 213
 Note 10 - Inventories 214
 Note 11 - Investments 215
 Note 12 - Property, plant and equipment 217
 Note 13 - Intangible assets 222
 Note 14 - Other assets 223
 Note 15 - Payables 224
 Note 16 - Interest-bearing liabilities 224
 Note 17 - Provisions 231
 Note 18 - Contributed equity 231
 Note 19 - Employee share plans 232
 Note 20 - Expenditure commitments 244
 Note 21 - Contingent liabilities and contingent assets 248
 Note 22 - Superannuation commitments 251
 Note 23 - Investments in controlled entities 254
 Note 24 - Investments in joint venture entities and associated entities 264
 Note 25 - Directors' remuneration - salaries and other benefits 273
 Note 26 - Executives' remuneration - salaries and other benefits 274
 Note 27 - Related entity transactions 278
 Note 28 - Events after balance date 283
 Note 29 - Additional financial instruments disclosures 284
 Note 30 - United States generally accepted accounting principles disclosures 286
Directors' Declaration 307

This financial report combines the disclosure requirements for both Australian and United States generally accepted accounting principles.
Independent Audit Reports	308

Statement of Financial Performance

for the year ended 30 June 2002

	Telstra Group				Telstra Entity
	Year ended 30 June				Year ended 30 June
	2002	2002	2001	2000	2002	2001
Note	$m	US$m	$m	$m	$m	$m

Ordinary activities
Revenue
Sales revenue 2,3	20,196	11,310	18,679	19,343	18,217	17,701
Other revenue (excluding interest revenue) 2,3	606	339	4,304	1,162	487	3,943
	20,802	11,649	22,983	20,505	18,704	21,644
Expenses
Labour 3	3,240	1,814	3,122	3,800	2,575	2,724
Direct cost of sales (1.26) 3	3,966	2,221	3,133	4,063	3,004	2,389
Other expenses 3	4,032	2,258	6,711	4,021	5,055	6,541
	11,238	6,293	12,966	11,884	10,634	11,654

Share of net losses of associates and joint venture entities 24	81	45	183	58	-	-
	11,319	6,338	13,149	11,942	10,634	11,654
Earnings before interest, income tax
expense, depreciation and amortisation (EBITDA) (1.26)	9,483	5,311	9,834	8,563	8,070	9,990
Depreciation and amortisation 3	3,267	1,830	2,871	2,646	2,782	2,618
Earnings before interest and income tax expense (EBIT) (1.26)	6,216	3,481	6,963	5,917	5,288	7,372

Interest revenue 2	126	71	103	62	183	194
Borrowing costs 3	896	502	769	630	913	815
Net borrowing costs	770	431	666	568	730	621

Profit before income tax expense	5,446	3,050	6,297	5,349	4,558	6,751
Income tax expense 4	1,796	1,006	2,292	1,848	1,833	2,244
Effect of decrease in tax rates on deferred tax balances 4	-	-	(56)	(172)	-	(64)
Total income tax expense	1,796	1,006	2,236	1,676	1,833	2,180

Net profit	3,650	2,044	4,061	3,673	2,725	4,571
Outside equity interests in net (profit)/loss	11	6	(3)	4	-	-
Net profit available to Telstra Entity shareholders	3,661	2,050	4,058	3,677	2,725	4,571
				.
Other valuation adjustments to equity
Net exchange differences on translation of non-
Australian controlled entities' financial statements	(87)	(49)	61	12	-	-
Reserves recognised on equity accounting our interest in joint ventures and associates	41	23	(33)	(9)	-	-
Fair value reserve recognised on acquisition of controlling interest in joint venture entity	54	30	-	-	-	-
Asset revaluation decrements taken through the reserve	-	-	-	(25)	-	-
Valuation adjustments available to Telstra Entity
shareholders and recognised directly in equity	8	4	28	(22)	-	-

Total changes in equity other than those
resulting from transactions with Telstra
Entity shareholders as owners	3,669	2,054	4,086	3,655	2,725	4,571

	¢	US¢	¢	¢
Basic and diluted earnings per share (cents per share) 6	28.5	16.0	31.5	28.6
Final dividend per share (cents per share) 7	11.0	6.0	11.0	10.0

The notes following the financial statements form part of the financial report.

Statement of Financial Position

as at 30 June 2002

	Telstra Group			Telstra Entity
	As at 30 June			As at 30 June
	2002	2002	2001	2002	2001
Note	$m	US$m	$m	$m	$m

Current assets
Cash assets 8	1,070	599	1,077	489	795
Receivables 9	4,063	2,275	4,307	5,522	9,911
Inventories 10	204	114	320	160	200
Other assets 14	1,038	582	549	947	524
Total current assets	6,375	3,570	6,253	7,118	11,430
Non current assets
Receivables 9	720	403	1,803	836	1,892
Inventories 10	20	11	8	7	8
Investments - accounted for using the equity method 11	1,197	670	1,259	34	33
Investments - other 11	105	59	143	4,762	3,355
Property, plant and equipment 12	23,421	13,116	22,803	21,852	21,867
Future income tax benefit 4	132	74	114	-	-
Intangible assets 13	3,421	1,916	3,012	274	373
Other assets 14	2,206	1,235	2,078	2,062	1,885
Total non current assets	31,222	17,484	31,220	29,827	29,413
Total assets	37,597	21,054	37,473	36,945	40,843
Current liabilities
Payables 15	2,791	1,563	2,872	2,231	2,148
Interest-bearing liabilities 16	1,866	1,045	2,604	3,038	7,433
Income tax payable 4	632	354	657	572	622
Provisions 17	1,903	1,065	2,018	1,723	1,902
Revenue received in advance	1,037	581	1,128	859	904
Total current liabilities	8,229	4,608	9,279	8,423	13,009
Non current liabilities
Payables 15	129	72	120	68	3
Interest-bearing liabilities 16	11,860	6,642	11,386	11,829	11,345
Income tax payable 4	-	-	91	-	91
Deferred income tax	1,987	1,113	1,573	1,831	1,472
Provisions 17	848	475	846	757	769
Revenue received in advance	438	245	456	420	432
Total non current liabilities	15,262	8,547	14,472	14,905	14,112
Total liabilities	23,491	13,155	23,751	23,328	27,121
Net assets	14,106	7,899	13,722	13,617	13,722

Shareholders' equity
Telstra Entity
Contributed equity 18	6,433	3,602	6,433	6,433	6,433
Reserves	14	8	11	277	277
Retained profits	7,661	4,290	6,795	6,907	7,012
Shareholders' equity available to Telstra Entity shareholders	14,108	7,900	13,239	13,617	13,722
Outside equity interests
Contributed equity	212	119	490	-	-
Reserves	34	19	33	-	-
Accumulated losses	(248)	(139)	(40)	-	-
Total outside equity interests	(2)	(1)	483	-	-
Total shareholders' equity	14,106	7,899	13,722	13,617	13,722

Expenditure commitments, contingent liabilities and assets 20,21

The notes following the financial statements form part of the financial report.

Statement of Cash Flows

for the year ended 30 June 2002

	Telstra Group				Telstra Entity
	Year ended 30 June				Year ended 30 June
	2002	2002	2001	2000	2002	2001
Note	$m	US$m	$m	$m	$m	$m
Cash flows from operating activities
Receipts from trade and other receivables (inclusive
of goods and services tax (GST)) (c) (1.20)	22,291	12,483	20,912	18,533	20,034	19,766
Payments of accounts payable and to employees
(inclusive of GST) (c) (1.20)	(11,837)	(6,628)	(11,136)	(10,493)	(9,715)	(10,355)
Interest received	52	29	70	60	92	166
Borrowing costs paid	(897)	(502)	(813)	(622)	(943)	(876)
Dividends received	10	6	16	16	1	39
Income taxes paid	(1,503)	(842)	(1,455)	(947)	(1,479)	(1,393)
GST remitted to the Australian Taxation Office (ATO)	(1,018)	(570)	(995)	-	(945)	(993)
Net cash provided by operating activities (a)	7,098	3,976	6,599	6,547	7,045	6,354
Cash flows from investing activities
Payments for:
- property, plant and equipment	(2,958)	(1,657)	(3,259)	(4,006)	(2,778)	(3,151)
- internal use software assets	(527)	(295)	(706)	(577)	(536)	(571)
- patents, trademarks and licences	-	-	(332)	(101)	-	(4)
- deferred expenditure	(6)	(3)	(71)	(21)	(3)	(14)
Capital expenditure (before investments)	(3,491)	(1,955)	(4,368)	(4,705)	(3,317)	(3,740)
- shares in controlled entities	(50)	(28)	(3,056)	(163)	(118)	(2,165)
- investment in joint venture entities	(67)	(37)	(131)	(37)	-	-
- investment in associated entities	(40)	(22)	(11)	(131)	-	-
- shares in listed securities and other investments	(14)	(8)	(38)	(267)	(13)	(20)
Investment expenditure	(171)	(95)	(3,236)	(598)	(131)	(2,185)
Total capital expenditure 5	(3,662)	(2,050)	(7,604)	(5,303)	(3,448)	(5,925)
Proceeds from:
- sale of property, plant and equipment	194	109	288	243	189	287
- sale of patents, trademarks and licences	1	1	14	-	-	14
- sale of shares in controlled entities	-	-	4	27	-	4
- sale of joint venture entities and operations	-	-	3	7	-	-
- sale of listed securities and other investments	176	98	397	130	5	5
- sale of business	33	18	528	-	29	524
Net cash used in investing activities	(3,258)	(1,824)	(6,370)	(4,896)	(3,225)	(5,091)
Cash flows from financing activities
Proceeds from:
- borrowings	13,487	7,552	23,521	15,396	13,667	22,498
- Telstra bonds	987	553	-	495	987	-
Repayment of:
- borrowings	(15,441)	(8,647)	(19,193)	(13,290)	(15,941)	(19,373)
- Telstra bonds	(41)	(23)	(565)	(81)	(41)	(565)
- finance leases principal amount	(18)	(10)	(14)	(26)	(7)	(17)
Payments for convertible note	-	-	(1,366)	-	-	(1,366)
Employee share loans (net)	40	22	27	-	40	27
Dividends paid	(2,831)	(1,586)	(2,316)	(4,375)	(2,831)	(2,316)
Net cash (used in)/provided by financing activities	(3,817)	(2,139)	94	(1,881)	(4,126)	(1,112)
Net increase/(decrease) in cash	23	13	323	(230)	(306)	151
Foreign currency conversion	(20)	(11)	-	-	-	-
Cash at the beginning of the year	1,067	597	744	974	795	644
Cash at the end of the year (b)	1,070	599	1,067	744	489	795

	Telstra Group				Telstra Entity
	Year ended 30 June				Year ended 30 June
	2002	2002	2001	2000	2002	2001
Note	$m	US$m	$m	$m	$m	$m

Cash flow notes

(a) Reconciliation of net profit to net
cash provided by operating activities

Net profit	3,650	2,044	4,061	3,673	2,725	4,571
Add/(subtract) the following transactions
Depreciation and amortisation 3	3,267	1,830	2,871	2,646	2,782	2,618
Accrued interest on convertible note issued by PCCW	(85)	(48)	(29)	-	(85)	(29)
Dividends received from associated entities 24	9	5	1	4	-	1
(Profit)/loss on sale of property, plant and equipment 3	4	2	(7)	(26)	4	(10)
(Profit) on sale of patents, trademarks and licences 3	(1)	(1)	(8)	-	-	(11)
(Profit)/loss on sale of controlled entities 3	(3)	(2)	(4)	(97)	-	17
(Profit) on sale of joint venture and associated entities 3	-	-	(2)	(25)	-	-
(Profit)/loss on sale of listed securities and other
corporations 3	5	3	(266)	(133)	(1)	-
(Profit) on sale of business 3	-	-	(852)	(58)	-	(2,130)
Borrowing costs included in the cost
of constructed assets 3	(115)	(64)	(108)	(125)	(115)	(108)
Share of joint venture entities' net losses 24	79	44	128	51	-	-
Share of associated entities' net losses 24	2	1	55	7	-	-
Provision for reduction in value of investments 3	26	15	1,065	39	445	2,176
Provision for reduction in value of convertible note 3	96	54	-	-	96	-
Provision for reduction in value of controlled entity
receivables 3	-	-	-	-	830	-
Reduction in value of internal use software assets 3	-	-	31	-	-	31
Net foreign currency conversion differences	(14)	(8)	14	(20)	-	14
Writeback of TSS additional contributions 2	-	-	(725)	-	-	(725)
Decrease in non cash revenue received in advance	225	126	779	-	(62)	589
Increase in non cash operating deferred expenditure	(7)	(4)	(560)	-	29	(560)
Other	31	17	-	-	3	-
Movements in operating assets and liabilities
(Increase)/decrease in trade debtors and other debtors	233	131	(464)	(253)	67	(407)
(Increase)/decrease in inventories	94	53	25	(90)	37	(31)
(Increase)/decrease in deferred expenditure and prepayments	(45)	(25)	7	13	(15)	(29)
(Increase)/decrease deferred mobile phone handset subsidies	52	29	(79)	(174)	52	(79)
Increase/(decrease) in accounts payable
and other creditors	(219)	(122)	457	151	70	227
Increase/(decrease) in revenue received in advance	(338)	(189)	(15)	-	4	1
Increase in net taxes payable	293	164	781	729	354	770
Increase/(decrease) in provisions	(176)	(99)	(583)	232	(174)	(542)
Movement in foreign currency conversion reserve	35	20	26	3	-	-
Net cash provided by operating activities	7,098	3,976	6,599	6,547	7,045	6,354

(b) Reconciliation of cash
Cash at the end of the year as shown in the statement of
cash flows agrees to the net amount of the following
items in the notes to the financial statements:
Cash assets 8	1,070	599	1,077	751	489	795
Bank overdraft 16	-	-	(10)	(7)	-	-
	1,070	599	1,067	744	489	795

(c) Goods and Services Tax (GST)

Our receipts from trade and other receivables includes estimated GST of $1,975 million (2001: $1,888 million) collected by us as agent for the ATO. Our payments of accounts payable and to employees include estimated GST payments made by us for goods and services obtained in undertaking both operating and investing activities. GST paid associated with operating activities amounted to $615 million (2001: $553 million) whilst GST paid relating to investing activities amounted to $342 million (2001: $340 million).

(d) Significant financing and investing activities that involve components of non cash

Property, plant and equipment

Our property, plant and equipment includes borrowing costs of $83 million (2001: $77 million; 2000: $102 million) which have been included in the cost of constructed assets.

We acquired plant and equipment with a fair value of $9 million using finance leases during fiscal 2002 (2001: $14 million; 2000: $23 million). As these acquisitions did not involve cash, they are not reported in the statement of cash flows. Our finance lease liability also includes $1 million (2001: $3 million; 2000: $9 million) relating to non cash, foreign currency revaluations.

Sale and leaseback transactions

There were no significant sale and leaseback transactions entered into during fiscal 2002.

During fiscal 2001, we entered into a sale and leaseback of non communications plant, server and mid range IT equipment totalling $110 million. The leaseback entered into is classified as an operating lease, and the revenue received from the sale has directly offset the retirement expense. The cash inflow from this sale is recognised in our proceeds from the sale of property, plant and equipment. During fiscal 2002, there was an additional $23 million sale and leaseback recognised relating to this same transaction.

In June 2000, we entered into a sale and leaseback of certain communication plant totalling $463 million. As the sale and leaseback entered into was a finance lease, the gain on sale (which was not significant) was deferred and no sales revenue was recognised. Under the terms of the agreement, we prepaid all amounts due under the lease by offsetting them against the sale proceeds. As no cash flows resulted from this transaction it is not reported in the statement of cash flows.

Software assets (internal use software assets)

Our software assets include borrowing costs of $32 million (2001: $31 million, 2000: $23 million) which have been included in the cost of constructed assets.

(e) Financing facilities

Details of credit standby arrangements and loan facilities are shown in note 16.

(f) Acquisitions

On 12 December 2001, we increased our holding in our joint venture entity TelstraClear Limited (TelstraClear) (formerly TelstraSaturn Limited) by 8.4%. As a result, our 58.4% interest represents a controlling interest in this company. We have consequently ceased equity accounting and have consolidated the financial position, financial performance and cash flows of the TelstraClear Group from 1 December 2001.

Cash consideration for this acquisition was $40 million (NZD$50 million) for which we received an additional 52,500,000 shares in TelstraClear.

On 23 May 2002, we acquired 100% of the share capital in CitySearch Australia Pty Ltd (CitySearch). Cash consideration for this acquisition was $17 million.

The amount of cash, other assets and liabilities we acquired as a result of obtaining our increased interest in TelstraClear and our shareholding in CitySearch are as follows:

Year ended 30 June
2002
Acquisition of controlled entities	$m

Consideration for acquisition
Cash	56
Costs of acquisition	1
57

Fair value of assets and liabilities acquired by major class
Net overdraft held on acquiring control	(5)
Receivables	64
Inventories	17
Property, plant and equipment	777
Identifiable intangible assets	249
Other assets	8
Payables	(55)
Borrowings	(406)
Amounts owed to Telstra Corporation Ltd (a)	(367)
Provisions	(72)
Finance lease liability	(10)
Other liabilities	(80)
Fair value of net assets on gaining control	120
Outside equity interest relating to TelstraClear	(47)
Original 50% interest in fair value of TelstraClear's net assets prior to obtaining increased shareholding	(56)
Net assets acquired	17
Goodwill on acquisition (b)	40
57

Outflow of cash on acquisition
Consideration for acquisition	(56)
Net overdraft held by TelstraClear on gaining control	(5)
Costs of acquisition	(1)
(62)

(a) Included in our repayment of borrowings line in the statement of cash flows is a $367 million loan provided to TelstraClear. This funding was used to facilitate the purchase of the Clear Communications Limited Group.

(b) Included in our goodwill on acquisition is $31 million relating to TelstraClear. Goodwill recognised from the original acquisition of our 50% interest in TelstraClear was $49 million as at 1 December 2001. Upon acquisition of our additional 8.43% controlling interest, the total goodwill relating to TelstraClear was $80 million.

Regional Wireless Company

On 28 June 2002, we acquired an additional 40% interest in Joint Venture (Bermuda) No. 2 Limited (known as Regional Wireless Company or RWC) giving us 100% ownership of this company and its controlled entities. As consideration for this acquisition, PCCW redeemed the US$750 million convertible note and issued a new US$190 million mandatorily converting note. The fair value of consideration for this acquisition amounted to $992 million (refer to note 9 and note 23 for further details). As no cash was involved, this transaction is not reflected in our statement of cash flows. In addition, as we controlled RWC prior to this transaction, we were already consolidating their results, financial position and cash flows into the Telstra group. Refer to section (h) for information on the acquisition of our original 60% interest in RWC.

(g) Disposals and entities deconsolidated

During fiscal 2002, we deconsolidated our interests in Keycorp Limited (Keycorp) and Telstra Vishesh Communications Private Limited (Telstra VComm).

We signed a deed poll effective 28 June 2002, which gave up our rights to appoint a majority of the directors to the board of Keycorp. As a result, we no longer have the capacity to control the company and have deconsolidated its statement of financial position as at that date (refer to note 23 and 24 for further details). Refer to section (i) for information on the original acquisition of our interest in Keycorp.

On 13 May 2002, we sold our ordinary shareholding in Telstra VComm and acquired non voting preference shares for $11 million on the same date. As a result of this transaction, we no longer control this company and have deconsolidated its statement of financial position (refer to note 23 for further details).

The cash, other assets and liabilities deconsolidated as a result of these transactions are as follows:

Year ended 30 June
2002
Assets and liabilities deconsolidated by major class	$m

Carrying amounts of assets and liabilities deconsolidated by major class
Net overdrafts held on deconsolidation	(12)
Receivables	17
Inventories	24
Property, plant and equipment	11
Intangible assets	18
Other assets	1
Payables	(27)
Borrowings	(47)
Provisions	(3)
Net assets deconsolidated	(18)

Inflow of cash on deconsolidation
Net overdrafts held	(12)

The inflow of cash relating to overdrafts held on deconsolidation have been offset against our payments for shares in controlled entities in the statement of cash flows.

During fiscal 2001 and fiscal 2000 we had the following significant acquisitions and disposals of businesses:

(h) Telstra's Asian Ventures

In fiscal 2001, we completed our strategic alliance with Pacific Century CyberWorks Limited (PCCW). Under these arrangements, the following acquisitions and disposals took place with effect from 1 February 2001:

  Reach Ltd

Reach Ltd (Reach) was formed through the combination of our international wholesale businesses and certain wholesale assets together with certain PCCW assets. In return for the businesses and assets we contributed, we received net cash of $680 million and a 50% equity interest recorded at $1,727 million, including capitalised acquisition costs. Reach operates as a provider of voice, data and internet connectivity services in the Asia Pacific region.

The businesses we contributed included the global wholesale division of Telstra Corporation Limited and a number of controlled entities as listed below:

Global wholesale divisions

  Global Connect (part thereof)
  Global Wholesale - Australian Point of Presence (PoP)
  Telstra Inc. (part thereof)

Controlled entities

  Telstra Global Networks Limited
  Telstra Japan KK
  Telstra Korea Limited
  Telstra Germany GmbH
  Telstra France SA
  Telstra Singapore Pte Ltd
  Telstra International (HK) Holdings Limited
  Telstra Wholesale Trading Inc.
  Telstra (UK) Limited
  Telstra Global Wholesale (NZ) Limited
  Telstra (Malaysia Holdings) Sdn. Bhd.
  Australian Network Company Pty Ltd

The carrying amounts of cash, other assets and liabilities contributed is presented in the following table:

Year ended 30 June
2001
Assets and liabilities contributed by major class	$m
Proceeds on disposal
Cash	680
Issue of shares (excluding associated costs)	1,692
2,372

Cash	64
Receivables	142
Property, plant and equipment	647
Other assets	87
Payables	(403)
Borrowings	(16)
Carrying amount of assets contributed	521
Other items	47
Other associated costs (including stamp duty)	100
Book value of businesses and controlled entities contributed to Reach and associated costs (note 3)	668

Net outflow of cash on contribution	(64)
Net inflow of cash as consideration	680
616

Refer note 24 for further details on our investment in Reach.

  Joint Venture (Bermuda) No. 2 Limited

We acquired a 60% controlling interest in Joint Venture (Bermuda) No. 2 Limited (known as Regional Wireless Company, or RWC). Consideration for this acquisition totalled $3,085 million (including capitalised acquisition costs). RWC operates as a provider of wireless connectivity services in the Asia Pacific region.

The fair value of cash, other assets and liabilities we acquired as a result of the acquisition is presented in the following table:

Year ended 30 June
2001
Assets and liabilities acquired by major class	$m

Cash	40
Receivables	50
Inventories	14
Property, plant and equipment	430
Identifiable intangible assets	759
Other assets	49
Payables	(198)
Provisions	(103)
Fair value of net assets acquired	1,041
Telstra share of fair value of net assets acquired	625
Goodwill on acquisition	1,461
Write off of acquisition costs	999
3,085

Inflow of cash on acquisition	40
Outflow of cash on acquisition	3,085

Refer note 23 for further details on our investment in RWC.

(i) Other acquisitions of businesses

During fiscal 2001, we acquired a 50.9% controlling interest in Keycorp Limited (Keycorp). As consideration, we sold our EFTPOS payments carriage, installation and maintenance business to Keycorp for $426 million.

The amount of cash, other assets and liabilities we acquired as a result of obtaining our interest in Keycorp are presented in the following table.

Year ended 30 June
2001
Acquisition of controlled entities and businesses	$m

Consideration for acquisition
Sale of EFTPOS payments carriage, installation and maintenance business	426
Costs of acquisition	12
438
Less elimination of goodwill(intercompany transaction)	426
12
Outside equity interest (49.1%)	17
29

Fair value of assets and liabilities acquired by major class
Cash held by Keycorp on acquisition	1
Receivables	40
Inventories	29
Investments	20
Property, plant and equipment	5
Identifiable intangible assets	19
Other assets	7
Payables	(37)
Borrowings	(47)
Provisions	(3)
Fair value of net assets acquired	34
Less discount on acquisition	5
29

Inflow of cash on acquisition
Cash held by Keycorp on acquisition	1

There were no significant acquisitions of businesses during fiscal 2000.

(j) Other disposals of businesses

In fiscal 2000, the cash, other assets and liabilities disposed of related to the sale of Telstra New Zealand and Netlink Limited (as a consolidated group), Modi Telstra Limited, Lawpoint Pty Ltd and the sale of assets to Xantic B.V. (formerly Station 12 B.V.) and are presented in the table below:

Year ended 30 June
2000
Disposal of controlled entities and businesses	$m
Proceeds on disposal
Cash	27
Issue of shares	391
418
Carrying amounts of assets and liabilities disposed of by major class
Cash net of bank overdrafts held by the entities on disposal	27
Receivables	81
Investments	23
Property, plant and equipment	93
Intangible assets	20
Other assets	3
Payables	(50)
Borrowings	(12)
Provisions	(4)
Net assets disposed	181
Net inflow of cash on disposals	-

In fiscal 2000, we were involved in the following significant transactions that did not involve cash:

  on 6 April 2000, we sold Telstra New Zealand and its wholly owned controlled entity Netlink Limited in exchange for a 50% interest in the company then known as TelstraSaturn Limited. We received shares valued at A$195 million;
  on 17 May 2000, we sold our 60% interest in our controlled entity Lawpoint Pty Ltd for $26 million in exchange for shares in Solution 6 Holdings Limited; and
  on 15 May 2000, we sold our global satellite business with tangible assets of $75 million (including our investment in INMARSAT HOLDINGS PLC), to Xantic 12 B.V., a joint venture entity, in exchange for shares in Xantic 12 B.V. valued at $170 million (a 35% interest). Cash was not received for this sale and no cash was used to pay for the shares in Xantic 12 B.V..

Statement of Changes in Shareholders' Equity

for the year ended 30 June 2002

Telstra Group
		Reserves
			Foreign
	Contributed	Asset	currency			Outside
	equity	revaluation	translation	General	Retained	equity
	(i)	(ii)	(iii)	(iv)	profits	interests	Total
	$m	$m	$m	$m	$m	$m	$m

Balance at 30 June 1999	6,433	57	(44)	1	3,809	38	10,294
- change in outside equity interests capital, reserves and accumulated losses (apart from interests in net loss)	-	-	-	-	-	(27)	(27)
- net profit/(loss)	-	-	-	-	3,677	(4)	3,673
- reduction in value of property, plant and equipment	-	(25)	-	-	-	-	(25)
- reserves recognised on equity accounting our interest in joint venture entities'	-	-	(9)	-	-	-	(9)
- adjustment on translation of non-Australian controlled entities' financial statements	-	-	12	-	-	-	12
- dividends (Note 7)	-	-	-	-	(2,316)	-	(2,316)
Balance at 30 June 2000	6,433	32	(41)	1	5,170	7	11,602
- change in outside equity interests capital, reserves and accumulated losses (apart from interests in net profit)	-	-	-	-	-	473	473
- net profit	-	-	-	-	4,058	3	4,061
- reserves recognised on equity accounting our interest in joint venture entities' and associates	-	-	(33)	3	-	-	(30)
- adjustment on translation of non-Australian controlled entities' financial statements	-	-	61	-	-	-	61
- transfer of foreign currency conversion reserve on sale of controlled entities	-	-	(12)	-	12	-	-
- dividends (Note 7)	-	-	-	-	(2,445)	-	(2,445)
Balance at 30 June 2001	6,433	32	(25)	4	6,795	483	13,722

(continued over page)

The notes following the financial statements form part of the financial report.

Telstra Group
		Reserves
			Foreign
	Contributed	Asset	currency		Consolid-		Outside
	equity	revaluation	translation	General	ation	Retained	equity
	(i)	(ii)	(iii)	(iv)	Fair Value	profits	interests	Total
	$m	$m	$m	$m	$m	$m	$m	$m

Balance at 30 June 2001	6,433	32	(25)	4	-	6,795	483	13,722
- change in outside equity interests capital, reserves and accumulated losses (apart from interests in net profit)	-	-	-	-	-	-	(445)	(445)
- net profit/(loss)	-	-	-	-	-	3,661	(11)	3,650
- reserves recognised on equity accounting our interest in joint venture entities' and associates	-	-	62	(21)	-	-	-	41
- adjustment on conversion of non-Australian controlled entities' financial statements	-	-	(87)	-	-	-	-	(87)
- dilution of outside equity interest on acquisition of controlled entity through additional share issue	-	-	-	-	-	29	(29)	-
- fair value adjustment on acquisition of controlling interest in joint venture entity	-	-	-	-	54	1	-	55
- transfer of foreign currency translation reserve on sale of controlled entities	-	-	(5)	-	-	5	-	-
- dividends (Note 7)	-	-	-	-	-	(2,830)	-	(2,830)
Balance at 30 June 2002	6,433	32	(55)	(17)	54	7,661	(2)	14,106

Balance at 30 June 2002 US$m	3,602	19	(31)	(10)	30	4,290	(1)	7,899

(i) Refer to note 18 for details of the Telstra Group's contributed equity.

(ii) The asset revaluation reserve was previously used to record revaluations in the value of non current assets. From 1 July 2000, as allowed under AASB 1041, "Revaluation of Non-Current Assets", we have deemed the carrying value of our property, plant and equipment assets (refer to note 12) to be cost. As a result, the asset revaluation reserve may no longer be used to record the writedowns of these assets to recoverable amount. Any writedowns of these assets to recoverable amount from 1 July 2000 must be made through the statement of financial performance (refer note 1.12).

As a consequence of implementing AASB 1041, we have also discontinued our policy of revaluing property, plant and equipment upwards. The asset revaluation reserve is no longer able to be used for distribution to shareholders or for offsetting revaluation decrements due to legal and accounting restrictions.

(iii) The foreign currency translation reserve is used to record exchange differences arising from the conversion of our non-Australian operations' financial statements into Australian dollars. Conversion for operations where entities operate on their own are taken to the foreign currency translation reserve whilst conversion for those entities that operate with us are taken to the statement of financial performance (refer note 1.5). This reserve is also used to record our percentage share of exchange differences arising from equity accounting our non-Australian investments.

The foreign currency translation reserve applicable to joint venture entities and associated entities is shown in note 24.

(iv) The general reserve represents our share of the capital reserve of joint venture entities and associated entities as a result of equity accounting. The amount of reserves applicable to these investments are shown in note 24.

Telstra Entity
		Reserves
		Asset
	Contributed	revaluation	Retained
	equity (i)	(ii)	profits	Total
	$m	$m	$m	$m

Balance at 30 June 1999	6,433	302	3,559	10,294
- net profit	-	-	3,643	3,643
- reduction in value of property, plant and equipment	-	(25)	-	(25)
- dividends	-	-	(2,316)	(2,316)
Balance at 30 June 2000	6,433	277	4,886	11,596
- net profit	-	-	4,571	4,571
- dividends (Note 7)	-	-	(2,445)	(2,445)
Balance at 30 June 2001	6,433	277	7,012	13,722
- net profit	-	-	2,725	2,725
- dividends (Note 7)	-	-	(2,830)	(2,830)
Balance at 30 June 2002	6,433	277	6,907	13,617

(i) Refer to note 18 for details of the Telstra Entity's contributed equity.

(ii) The asset revaluation reserve was previously used to record revaluations in the value of non current assets. From 1 July 2000, as allowed under AASB 1041, "Revaluation of Non-Current Assets", we have deemed the carrying value of our property, plant and equipment assets (refer to note 12) to be cost. As a result, the asset revaluation reserve may no longer be used to record the writedowns of these assets to recoverable amount. Any writedowns of these assets to recoverable amount from 1 July 2000 must be made through the statement of financial performance (refer note 1.12).

As a consequence of implementing AASB 1041, we have also discontinued our policy of revaluing property, plant and equipment upwards. The asset revaluation reserve is no longer able to be used for distribution to shareholders or for offsetting revaluation decrements due to legal and accounting restrictions.

Notes to the Financial Statements

1. Summary of accounting policies

In this financial report, we, us, our, Telstra and the Telstra Group - all mean Telstra Corporation Limited, an Australian corporation and its controlled entities as a whole. Telstra Entity is the legal entity, Telstra Corporation Limited.

Our financial or fiscal year ends on 30 June. Unless we state differently, the following applies:

  year, fiscal year or financial year means the year ended 30 June;
  balance date means the date 30 June; and
  2002 means fiscal 2002 and similarly for other fiscal years.

The main accounting policies we used in preparing the financial report of the Telstra Entity and the Telstra Group are listed below. These are presented to assist your understanding of the financial reports. These accounting policies are consistent with those adopted in previous periods, unless a change in accounting policy has been made and brought to your attention.

1.1 Basis of preparation of the financial report

This financial report is a general purpose financial report prepared in accordance with:

  the Australian Corporations Act 2001;
  Accounting Standards applicable in Australia;
  other authoritative pronouncements of the Australian Accounting Standards Board;
  Urgent Issues Group Consensus Views; and
  Australian generally accepted accounting principles (AGAAP).

This financial report is prepared in accordance with historical cost, except for some categories of investments which are equity accounted. Cost is the fair value of the consideration given in exchange for net assets.

We have prepared this financial report using Australian dollars. For convenience of our international readers we show some information in United States dollars and this is clearly highlighted.

In preparing this financial report, we have been required to make estimates and assumptions that affect:

  the reported amounts of assets and liabilities;
  the disclosure of contingent assets and liabilities; and
  revenues and expenses for the period.

Actual results could differ from those estimates.

Note 30 contains a reconciliation of the major differences between our financial report prepared under Australian generally accepted accounting principles (AGAAP) and those applicable under United States generally accepted accounting principles (USGAAP).

United States dollar conversions

This financial report has been prepared using Australian dollars (A$m). For the convenience of readers outside Australia we have converted our statement of financial performance, statement of financial position, statement of cash flows and United States generally accepted accounting principles disclosures from A$ to US$ for fiscal 2002.

These conversions appear under columns headed "US$m" and represent rounded millions of US dollars. The conversion has been made using the noon buying rate in New York City for cable transfers in non-US currencies. This rate is certified for custom purposes by the Federal Reserve Bank of New York. The rate on 30 June 2002 was A$1.00 = US$0.56.

These conversions are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.

1.2 Change in accounting policies

There have been no accounting policy changes made during fiscal 2002.

The following accounting policy change occurred during fiscal 2001

Revenue recognition

It is our policy to prepare our financial statements to satisfy both AGAAP and USGAAP and, in cases where there is no conflict between the two, we ensure that we incorporate the more detailed requirements in both AGAAP and USGAAP financial statements.

The US Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101) had application to us for our USGAAP accounts from 1 July 2000.

SAB101 gives the SEC staff's interpretation of existing accounting principles on the timing of recognition of revenues and associated expenses in the financial statements. As the underlying accounting principles of revenue recognition are the same for both AGAAP and USGAAP, we have applied the more detailed SAB101 guidance to the timing of revenue recognition to both AGAAP and USGAAP financial statements. We accounted for the adoption of SAB101 as a change in accounting principle effective 1 July 2000.

The major revenue and associated expense items impacted were:

  basic access installation and connection fees for in place and new services;
  up-front mobile phone connection fees;
  commission revenue for our printed directories; and
  on line directories and voice services.

Installation and connection fees

Consistent with industry practice, certain installation and connection fees were previously recognised on connection of the service. Under SAB101, these installation and connection fee revenues are deferred and recognised over the average estimated customer contract life. For basic access installation and connections this is an average of five years. Incremental costs directly related to these revenues are also deferred and amortised over the customer contract life. Any costs in excess of the revenue deferred are recognised immediately.

Commission revenue for printed directories

Previously, commission revenue for printed directories earned for sale of directory advertising space was recognised on signing of the advertising agreements with customers, while the balance of the revenue was deferred until the directories were published. Under SAB101 we have deferred the recognition of all revenue earned for a directory until the directory is published.

On line directories and voice services

Previously, revenue for our on line directories and voice services was recognised when agreements for the service were made with the customer. Revenue for these services is now deferred over the life of the service agreements, which is on average one year.

Refer to note 3 for details on items recognised in our statement of financial performance as specific.

As a result of the change in revenue recognition accounting policy, our net profit for fiscal 2001 decreased as follows:
Telstra Group
Year ended 30 June
2001
$m
Sales revenue
Cumulative impact of deferring revenue as at 30 June 2000	777
Deferral of additional revenues under new policy for year ended 30 June 2001	410
Part release of cumulative impact for the year ended 30 June 2001	(408)
Total sales revenue - specific impact	779
Direct cost of sales
Cumulative impact of deferring expenses as at 30 June 2000	(573)
Deferral of additional expenses under new policy for year ended 30 June 2001	(191)
Part release of cumulative impact for the year ended 30 June 2001	204
Total direct cost of sales - specific impact	(560)
Reduction in profit before income tax expense	(219)
Income tax benefit at 34%	74
Reduction in net profit after tax for the year ended 30 June 2001	(145)

1.3 Recently issued accounting standards to be applied in Australia in future periods

The following new and revised Australian accounting standards will apply in future financial reports. We have also included discussion on the introduction of the new tax consolidation regime. The impact of these new standards has not yet been determined.

AASB 1012: "Foreign currency translation" is applicable for financial years beginning on or after 1 January 2002. The purpose of the revised AASB 1012 is to:

  specify methods of accounting for foreign currency transactions, including foreign currency hedging transactions;
  specify methods of translating the financial reports of foreign operations which reflect the underlying relationships between the entity and its foreign operations; and
  require the disclosure of information that will enable users to assess the significance to the entity of movements in exchange rates.

AASB 1020: "Income taxes" is applicable for financial years beginning on or after 1 July 2003. The revised standard introduces a fundamental shift in the method of accounting for income taxes. The new method is known as the balance sheet liability method, while the previous method was known as the income statement liability method.

The balance sheet method places emphasis upon the determination of tax assets and liabilities with income tax expense a residual of the process. In implementing the new method the revised standard:

  introduces new terminology;
  is formula based;
  defines tax assets and liabilities as the product of temporary differences that arise between the carrying amount and the tax base of items recognised in the statement of financial position; and
  increases the level of disclosures about income taxation.

AASB 1028: "Employee benefits" is applicable for financial years beginning on or after 1 July 2002. Previously, the standard contained only general recognition criteria applying to a broad range of employee benefits. The new standard contains, in addition to the general criteria, specific recognition requirements for wages and salaries (including non-monetary benefits), compensated absences, profit sharing and bonus plans, termination benefits and some post-employment benefits.

AASB 1044: "Provisions, Contingent Liabilities and Contingent Assets" is applicable for financial years beginning on or after 1 July 2002. The standard deals with the recognition, measurement and presentation of provisions, contingent assets and contingent liabilities.

In general, the introduction of the standard will result in a tightening of the rules relating to the recognition of provisions, especially restructuring provisions, will only allow recognition of provisions for final dividends if the dividend is declared prior to balance date, and contains extensive disclosure requirements, including the disclosure of movements during the reporting period for each class of provision.

New Tax Consolidation Regime

The Government has released for public comment a revised exposure draft of legislation to allow wholly-owned groups to elect to be treated as a single consolidated entity for income tax purposes from 1 July 2002. The revised draft takes into account suggestions made by businesses to the previous draft released in December 2000.

When the new consolidation regime takes effect:

  a consolidated group will be able to elect to consolidate up until the time the group lodges its first consolidated income tax return at the end of the year;
  the head entity of a consolidatable group can choose for itself and all its eligible wholly-owned Australian subsidiaries to be treated as a consolidated group for income tax purposes. However, once the decision to consolidate is made it generally remains in effect until the head company ceases to be a head company;
  businesses will not have the option of continuing with the existing grouping provisions - they must consolidate if they want access to any form of single entity treatment;
  a consolidated group can be formed by a single, Australian-resident head company and all its eligible wholly-owned Australian subsidiaries. The subsidiaries may be companies, partnerships or trusts; and
  a foreign-owned group of Australian resident subsidiaries that does not have a single Australian-resident head company may be able to consolidate by forming a multiple entry consolidated (MEC) group.

Where a group decides to consolidate and is treated as a single entity for income tax purposes, the taxing of the group as a single tax entity will:

  allow pooling of losses and credits, which will simplify obligations and deliver cost savings for consolidated groups;
  eliminate many complex provisions applying to intra-group transactions; and
  reduce impediments to group restructuring, by allowing assets to be moved between group entities without triggering a capital gain or loss and without the need to meet formal roll-over requirements.

1.4 Principles of consolidation

Our consolidated financial report includes the assets and liabilities of the Telstra Entity and its controlled entities as a whole as at the end of the financial year and the consolidated results and cash flows for the financial year. The effect of all intergroup transactions and balances are removed in full from our consolidated financial report.

Where we do not control an entity for the whole year, results and cash flows for those entities are only included from the date on which control commences. Where there is loss of control of an entity, results and cash flows for the entity are included for the part of the reporting period during which control existed.

Our consolidated retained profits include controlled entities' retained profits/accumulated losses from the time they became a controlled entity until control ceases. Outside equity interests in the results and equity of controlled entities are shown separately in our consolidated statement of financial performance and consolidated statement of financial position.

The financial statements of controlled entities are prepared for the same reporting period as the Telstra Entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies.

An entity is considered to be a controlled entity where we are able to dominate decision making, directly or indirectly, relating to the financial and operating policies of that entity to enable it to operate with us in achieving our objectives. Our controlled entities are listed in note 23.

Investments in associated entities and joint ventures are accounted for as set out in note 1.10.

1.5 Foreign currency translation

(a) Transactions

Foreign currency transactions are translated into Australian currency at market exchange rates applicable at the date of the transactions. Amounts payable or receivable in foreign currencies at balance date are converted into Australian currency at market exchange rates at balance date. Currency translation gains and losses are included in our net profit or loss for the year.

Where we enter into a hedge for a specific expenditure commitment or for the construction of a qualifying asset, currency translation gains and losses and hedging costs on forward foreign currency contracts are deferred and included with the expenditure commitment or cost of the asset.

Where we enter into a hedge for general expenditure commitments or for the construction of a non-qualifying asset, currency translation gains and losses are recorded in the statement of financial performance in the same period as the currency translation differences on the items covered by the hedge transactions. Costs on such contracts are amortised over the life of the hedge contract.

Premiums and discounts on forward exchange contracts arising at the time of entering into the hedge are deferred and amortised over the life of the contract and included in borrowing costs.

(b) Translation of financial reports of foreign operations

Non-Australian entities that operate with us

Where our non-Australian operations, either directly or indirectly, rely on us financially and operationally, their financial reports are converted to Australian dollars using a method known as the temporal method of accounting.

Under this method:

  monetary statement of financial position items such as cash and receivables are converted into Australian dollars using market exchange rates at balance date;
  non monetary statement of financial position items (including equity at the date of investment) are converted at market exchange rates applicable at the date of the transactions (or at the date of revaluation);
  statements of financial performance are converted into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions which are converted at the exchange rate that existed on the date of the transaction; and
  currency translation gains and losses are recorded in the statement of financial performance.

Non-Australian entities that operate on their own

Where our non-Australian operations operate independently of us both financially and operationally, their financial reports are converted to Australian dollars using the current rate method of accounting.

Under this method:

  assets and liabilities are converted into Australian dollars using market exchange rates at balance date;
  shareholders' equity at the date of investment is converted into Australian dollars at the exchange rate current at that date. Movements post-acquisition (other than retained profits/losses) are converted at the exchange rates current at the dates of those movements;
  statements of financial performance are converted into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions which are converted at the exchange rate that existed on the date of the transaction; and
  currency translation gains and losses are recorded in the foreign currency translation reserve.

1.6 Cash and cash equivalents (note 8)

Cash includes cash at bank and on hand, bank deposits, bills of exchange and commercial paper with an original maturity date not greater than three months.

Bank deposits (including those with an original maturity in excess of three months, which are classified as receivables) are recorded at amounts to be received and interest revenue is recognised on an effective yield to maturity basis.

Bills of exchange and commercial paper (including those with an original maturity in excess of three months, which are classified as receivables) are valued at amortised cost with interest revenue recognised on an effective yield to maturity basis.

Statement of cash flows discloses cash net of outstanding bank overdrafts. Bank overdrafts are shown in note 16.

1.7 Receivables (note 9)

Trade debtors are recorded at amounts to be received. A provision for doubtful debts is raised based on a general and specific review of outstanding amounts at balance date. Bad debts which have been specifically provided for in previous years are recorded against the provision for doubtful debts (the provision is reduced). In all other cases, bad debts are written off as an expense directly in the statement of financial performance.

Employee share loans are carried at the amount advanced to each employee, less after tax dividend repayments and loan repayments. The outstanding principal on these loans is mainly interest free. The current portion of the loan receivable is calculated using estimated loan repayments expected to be received from tax adjusted dividend payments and estimated loan repayments as a result of staff exiting the employee share plans described in note 19.

1.8 Inventories (note 10)

Our finished goods include goods available for sale, and material and spare parts to be used in constructing and maintaining the telecommunications network. We value inventories at the lower of cost and net realisable value.

We allocate cost to the majority of inventory items on hand at balance date using the weighted average cost basis. For the remaining quantities on hand, actual cost is used.

Current inventories are inventory items held for resale or items to be consumed into the telecommunications network within one year. Non current inventories are items which will be consumed into the telecommunications network after one year.

1.9 Construction contracts (note 10)

(a) Valuation

We record construction contracts in progress at cost (net of any provision for foreseeable losses) less progress billings where profits are yet to be recognised.

Cost includes:

  both variable and fixed costs directly related to specific contracts;
  amounts which can be allocated to contract activity in general and which can be allocated to specific contracts on a reasonable basis; and
  costs expected to be incurred under penalty clauses, warranty provisions and other variances.

Where a significant loss is estimated to be made on completion, a provision for foreseeable losses is brought to account and recorded against the gross amount of construction work in progress.

(b) Recognition of profit

Profit is recognised on an individual project basis using the percentage of completion method. The percentage of completion is calculated based on estimated costs of completion (refer to note 1.19(d)).

Profits are recognised when:

  the stage of contract completion can be reliably determined;
  costs to date can be clearly identified; and
  total contract revenues to be received and costs to complete can be reliably estimated.

(c) Disclosure

The construction work in progress balance is recorded in current inventories after deducting progress billings (refer note 10). Where progress billings exceed the balance of construction work in progress balance the net amount is shown as a current liability within other creditors.

1.10 Investments (note 11)

(a) Controlled entities

Our investments in controlled entities are valued at cost less any amount provided for permanent reduction in the investment value.

(b) Equity method of accounting

Our investments in joint venture entities and associated entities are accounted for using the equity method of accounting. Equity accounting adjustments are only recorded in the Telstra Group financial statements, except for partnerships, which are also recorded in the Telstra Entity financial statements. For the Telstra Entity we record equity accounted investments (other than partnerships) at cost less any amount provided for permanent reduction in the value of the investment.

For equity accounting we adjust the initial recorded amount of the investment for our share of:

  net profits or losses after tax since the date of investment;
  reserve movements since the date of investment;
  unrealised profits or losses and adjustments to asset values;
  notional goodwill amortisation;
  any dividends or distributions received; and
  deferred profit brought to account.

Our share of all of these items, apart from dividends or distributions received and reserves, is recorded in the statement of financial performance.

Where the equity accounted amount of our investment in an entity falls below zero, we suspend the equity method of accounting and record the investment at zero. When this occurs, the equity method of accounting does not start again until our share of profits and reserves exceeds the cumulative prior year share of losses and reserve reductions.

We also assess the recoverable amount of our equity accounted investments. Where the equity accounted amount of an investment has been reduced to recoverable amount, we only reverse reductions to the extent the new recoverable amount at balance date exceeds the carrying amount at that date.

Where we contribute or sell businesses or assets to a joint venture entity or associate in which we retain an ownership interest, a portion of the profit arising on contribution or sale is deferred. The amount deferred is determined with reference to our ownership percentage in the joint venture entity or associate. The deferred amount is released to the statement of financial performance through the equity accounted results over a period consistent with the utilisation of the underlying assets.

(c) Joint venture entities

A joint venture entity is a contractual arrangement (in the form of an entity) whereby two or more parties take on an economic activity which is governed by joint control. Joint control involves the contractually agreed sharing of control over an entity where two or more parties must consent to all major decisions.

(i) Joint venture entities that are partnerships

Our interest in partnerships is measured by applying the equity method of accounting in both the Telstra Group's and Telstra Entity's financial report. This involves adjusting the cost of the investment by our share of the partnership profit or loss. Our share of partnership profit or loss is calculated by multiplying the partnership profit or loss by our ownership interest and this amount is recorded in the statement of financial performance. Any goodwill that exists on acquisition of an interest in a partnership is amortised over the expected period of benefit. The amortisation is recorded in the share of joint venture profits and losses line in the statement of financial performance. This period is subject to a maximum of 20 years from the date of acquisition.

(ii) Joint venture entities that are not partnerships

The Telstra Entity uses the cost method of accounting for joint venture entities that are not partnerships and the Telstra Group records the equity accounted entries as described in note 1.10(b).

Any goodwill that exists on acquisition of an interest in a joint venture entity that is not a partnership is amortised over the expected period of benefit. The amortisation is recorded in the share of joint venture profits and losses line in the statement of financial performance. This period is subject to a maximum of 20 years from the date of acquisition.

(d) Joint venture operations

A joint venture operation means a contractual arrangement (that is not a joint venture entity) whereby two or more parties undertake an economic activity which is governed by joint control. This usually involves the shared use of assets. Joint control involves the contractually agreed sharing of control where two or more parties must consent to all major decisions. Where the investment is significant, we record assets and liabilities relating to our share in each asset and liability used in the joint venture operation (refer property, plant and equipment accounting policies note 1.12). We record expenses based on our percentage interest in the joint venture. We record revenue from the sale or use of our share of the output as described in our revenue policy (refer note 1.19).

(e) Associated entities

Where we hold an interest in the equity of an entity and are able to apply significant influence to the decisions of the entity, that entity is an associated entity. The Telstra Entity uses the cost method of accounting for associated entities and the Telstra Group records the equity accounted entries as described in note 1.10(b).

Any goodwill that arises on acquisition of an interest in an associated entity is amortised over the expected period of benefit. The amortisation is included in the share of associates profits and losses line in the statement of financial performance. This period is subject to a maximum of 20 years from the date of acquisition.

(f) Satellite consortium investment

Until fiscal 2002, our investment in Intelsat Ltd was structured as the INTELSAT satellite consortium. Our interest in this consortium was recorded as an investment, originally made in US dollars. INTELSAT's value was based on our share of the net assets at balance date, converted to Australian currency at the exchange rate applicable at that date. Any gain or loss was taken to the statement of financial performance.

During fiscal 2002, the INTELSAT satellite consortium was incorporated, and the carrying value of the investment at the time was deemed to be the cost going forward. This investment is now classified as an other investment and recorded at cost less any amount provided for the permanent reduction in value (refer 1.10(g)).

The main activity of Intelsat Ltd (and the former INTELSAT satellite consortium) is the provision of satellite capacity to equity members and external customers.

(g) Listed securities and investments in other corporations

Listed securities and investments in other corporations are valued at cost less any amount provided for permanent reduction in their value.

For our disclosure, net fair values of investments are calculated on the following bases:

  for listed securities traded in an organised financial market we use the current quoted market bid price at balance date; and
  for investments in unlisted securities not traded in an organised financial market, we record these at cost. Where the investment cost is greater than its recoverable amount the investment value is reduced to recoverable amount. Fair value is determined by reference to the net assets of the unlisted security.

1.11 Recoverable amount of non current assets

Non current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where carrying value exceeds this recoverable amount, assets are written down.

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. Where the carrying amount of a non current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. Any decrement in the carrying value is recognised as an expense in the statement of financial performance in the reporting period in which the recoverable amount write down occurs.

The expected net cash inflows included in determining recoverable amounts of non current assets are discounted to their present values using a market determined, risk adjusted, discount rate.

1.12 Property, plant and equipment (note 12)

(a) Acquisition

Items of property, plant and equipment are recorded at cost and depreciated as described in note 1.12(c). The cost of our constructed property, plant and equipment includes:

  the cost of material and direct labour;
  an appropriate proportion of direct and indirect overheads; and
  borrowing costs up to the date the asset is installed ready for use.

Our weighted average capitalisation interest rate for borrowing costs for fiscal 2002 was 7.2% (2001: 7.9%; 2000: 8.4%). Interest revenue is not deducted in the calculation of borrowing costs included in the cost of constructed assets when those borrowings are not for a specific asset.

(b) Revaluation

We obtain valuations of all our land and buildings at least once every three years, or more frequently if necessary, to accord with the note disclosure requirements in AASB 1040 "Statement of Financial Position". From 1 July 2000, we applied AASB 1041 "Revaluation of Non-Current Assets" which has seen us discontinue our policy of revaluing our property, plant and equipment upwards. Any notional increase in book value as a result of the triennial valuation will therefore be disclosed in a note to the financial statements but not booked.

As part of the application of AASB 1041, we have also elected to:

  apply the cost basis of recording property, plant and equipment in our financial statements; and
  deem all our revalued property, plant and equipment carrying amounts as at 30 June 2000 to be their cost going forward. This means that the asset revaluation reserve of $32 million is fixed as at 1 July 2000 and writedowns of previously revalued assets may no longer be made through the asset revaluation reserve.

We reduce the value of our property, plant and equipment to its recoverable amount where our carrying amount is greater than recoverable amount. Any writedown of this type is charged to the statement of financial performance.

The profit or loss on disposal of assets written down to recoverable amount is calculated as the difference between the carrying amount of the asset at the time of disposal, and the revenue received on disposal. This is included in the statement of financial performance in the year of disposal.

The effect of capital gains tax has not been taken into account in calculating the revalued amounts of property, plant and equipment.

(c) Depreciation and amortisation

Items of property, plant and equipment, including buildings and leasehold property, but excluding freehold land, are depreciated or amortised on a straight line basis over their estimated service lives to us. We start depreciating or amortising assets when they are installed and ready for use.

The service lives of our significant items of property, plant and equipment are listed as follows:
	Telstra Group
	As at 30 June
	2002	2001
Property, plant and equipment	Service life (years)	Service life (years)

Buildings - general purpose	55	55
- fitout	10 - 20	10 - 21

Communication assets
Buildings - network	55	55
- fitout	10 - 20	15 - 25
Customer premises equipment	3 - 8	3 - 8
Transmission equipment	5 - 16	7 - 16
Switching equipment	3 - 10	3 - 10
Cables	8 - 25	9 - 25
Ducts and pipes - main cables	40	40
- distribution	30	30
Other communications plant	4 - 18	4 - 18

Other assets
Leasehold plant and equipment	7 - 15	9
Other plant, equipment and motor vehicles	3 - 15	3 - 12

We apply a unit method of accounting to assets where it is practical and feasible and in line with commercial practice.

A group method of accounting is adopted for certain communication assets. Group assets are automatically removed from our financial statements on reaching the group life. Therefore, any individual asset may be physically retired before or after the group life is attained.

The service lives and residual values (where applicable) of all assets are reviewed each year.

Our major repairs and maintenance expenses relate to maintaining our exchange equipment and the customer access network (CAN). We charge the cost of repairs and maintenance, including the cost of replacing minor items, which are not substantial improvements, to operating expenses.

1.13 Leased plant and equipment (note 12)

We account for leases in accordance with Accounting Standard AASB 1008 "Leases". We distinguish between finance leases, which effectively transfer substantially all the risks and benefits incidental to ownership of the leased asset from the lessor to the lessee, from operating leases under which the lessor effectively retains all such risks and benefits.

Where we acquire non current assets by using a finance lease, the present value of future minimum lease payments are disclosed as equipment under finance lease at the beginning of the lease term. Capitalised lease payments are amortised on a straight line basis over the shorter of the lease term or the expected useful life of the assets. A corresponding liability is also established and each lease payment is allocated between the liability and finance charges.

Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred. Operating lease rental expense is disclosed in note 3.

Where we lease properties, costs of improvements to these properties are capitalised and are disclosed as leasehold improvements and amortised over the shorter of the useful life of the improvements or the term of the lease.

1.14 Intangible assets (note 13)

Intangible assets are assets that have value but do not have physical characteristics.

(a) Goodwill

When we pay an amount greater than the fair value of the identifiable net assets of an entity, this excess is recorded as goodwill. We calculate the amount of goodwill at the date of purchasing our ownership interest in the entity.

For the purchase of a controlled entity, the amount of goodwill is recorded in intangible assets. Goodwill is amortised on a straight line basis over the period of expected benefit. This period is subject to a maximum of 20 years from the date of gaining control. The carrying amount of goodwill is reviewed annually and adjusted to the extent that future benefits are not considered probable. The weighted average goodwill amortisation period for fiscal 2002 was 19 years (2001: 19 years).

We continually assess whether changes have occurred that would require revision of the remaining estimated useful life of goodwill, or whether changes will render the goodwill not recoverable. If such circumstances arise, the recoverable amount of goodwill is determined based on estimates on the discounted value of expected future cash flows of the business. Market interest rates and discount rates are considered when calculating discounted cashflows.

We also calculate goodwill when we acquire joint venture entities and associated entities. However, for these entities the goodwill amount is included as part of the cost of the investment and not shown separately as intangible assets. The amortisation of this goodwill is shown as part of the share of net profit/(loss) of associates and joint venture entities line in the statement of financial performance. Refer to note 1.10 for information regarding goodwill for associates and joint venture entities.

(b) Identifiable intangible assets

Identifiable intangible assets include patents, trademarks and licences (including network and business software and spectrum licences), brandnames and customer bases. Where the costs spent on such assets have a benefit or relationship to more than one accounting period, these costs are deferred and amortised on a straight line basis over the period of expected benefit, which averages 13 years for fiscal 2002 (2001: 12 years). The recoverable amounts of identifiable intangible assets are reviewed annually and the carrying amount is adjusted down where considered necessary.

1.15 Other assets (note 14)

(a) Research and development costs

Research and development costs are recorded as an expense as incurred unless future economic benefits are attainable from the expenditure, in which case they are capitalised.

(b) Deferred mobile handset subsidies

Where mobile handsets are sold as part of service contracts lasting two years or greater, the cost of any associated subsidy is deferred and written off over the term of the contract. The provision of any subsidy is considered a cost of entering into the contract with the customer, and the expense is recognised over the life of the contract, consistent with the timing of revenue earned.

(c) Deferred expenditure

Deferred expenditure mainly includes upfront payments for basic access installation and connection fees for in place and new services, and loan flotation costs.

Significant items of expenditure:

  are deferred to the extent that they are recoverable from future revenue and will contribute to our future earning capacity; and
  cannot be deferred if they only relate to revenue which has already been recorded.

We amortise deferred expenditure over the average period in which the related benefits are expected to be realised. This period is a weighted average of 5 years for fiscal 2002 (2001: 5 years). Each year we also review expenditure deferred in previous periods to determine the amount (if any) that is no longer recoverable. The amount of deferred expenditure that is no longer recoverable is written off as an expense in the statement of financial performance.

(d) Software assets developed for internal use

We record direct costs associated with the development of network and business software for internal use as software assets. These amounts are recorded as software assets where project success is regarded as probable.

Costs included in software assets developed for internal use are:

  external direct costs of materials and services consumed;
  payroll and direct payroll-related costs for employees (including contractors) directly associated with the project; and
  borrowing costs incurred while developing the software.

Software assets developed for internal use are amortised on a straight line basis over their useful lives to us, generally 5 years (2001: 5 years). Amortisation starts once the software is ready for use.

1.16 Payables (note 15)

Accounts payable, including accruals, are recorded when we are required to make future payments as a result of a purchase of assets or services.

1.17 Interest-bearing liabilities (note 16)

Bills of exchange and commercial paper are recorded as borrowings when issued at the amount of the net proceeds received. They are carried at amortised cost until the liabilities are fully settled. Interest is recorded as an expense on a yield to maturity basis.

Bank loans are carried at cost.

Telstra bonds are carried at cost or adjusted cost. Adjusted cost is the face value of debt adjusted for any unamortised premium or discount. Interest is calculated on a yield to maturity basis. Bonds repurchased are cancelled against the original liability and any gains or losses are recorded in the statement of financial performance as borrowing costs.

Other loans are carried at cost or adjusted cost. Discounts and premiums are amortised on a straight line basis over the period to maturity. Interest is calculated on a yield to maturity basis. Amounts denominated in foreign currency are revalued daily. Any exchange gains or losses are taken to the statement of financial performance.

Other loans include Australian dollar loans and foreign currency loans. They also include the net (receivable)/payable on currency swaps entered into to hedge these borrowings. A description of the objectives and significant terms and conditions relating to cross currency swaps used to hedge the foreign currency loans is detailed in note 29.

1.18 Provisions (note 17)

Provisions are recognised when the group has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits as a result of past transactions or events and a reliable estimate can be made of the amount of the obligation.

(a) Employee entitlements

We accrue liabilities for employee entitlements to wages and salaries, annual leave and other current employee entitlements at actual amounts to be paid. These are calculated on the basis of current wage and salary rates and include related on costs.

Telstra Entity employees who have been employed by the Telstra Entity for at least ten years are entitled to long service leave of three months (or more depending on the actual length of employment), which is included in other employee entitlements.

We accrue liabilities for other employee entitlements not expected to be paid or settled within twelve months of balance date at the present values of future amounts expected to be paid. This is based on projected increases in wage and salary rates over an average of ten years. For fiscal 2002, this rate was 4.0% (2001: 4.0%). We calculate present values using appropriate rates based on government guaranteed securities with similar due dates to our liabilities. The weighted average discount rate (before tax) used for fiscal 2002 was 6.0% (2001: 6.0%).

(b) Workers' compensation

The Telstra Entity and certain controlled entities self insure their workers' compensation liabilities. We take up a provision for the present value of these estimated liabilities, based on an actuarial review of the liability. This review includes assessing actual accidents and estimating claims incurred but not reported. Present values are calculated using appropriate rates based on government guaranteed securities with similar due dates (refer note 1.18(a)). The majority of our controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers' compensation liabilities.

1.19 Revenue (note 2)

Sales revenue

Our categories of sales revenue listed in note 2 are recorded after deducting sales returns, trade allowances, duties and taxes. Refer to note 1.2 for details of changes in our revenue recognition policies in fiscal 2001.

(a) Delivery of services

Revenue from the provision of our telecommunications services includes:

  access to retail and wholesale fixed and mobile networks;
  telephone calls; and
  other services and facilities provided such as internet and data.

We record revenue earned from:

  providing access to the network over the period of access provided;
  telephone calls on completion of the call; and
  other services generally at completion, or over the period of service provided.

Installation and connection fee revenues are deferred and recognised over the average estimated customer contract life. For basic access installation and connections this is an average of five years. For mobile phone connections, this is an average of two years. Incremental costs directly related to these revenues are also deferred and amortised over the customer contract life. Any costs in excess of the revenue deferred are recognised immediately.

(b) Sale of goods

Our revenue from the sale of goods includes revenue from the sale of customer equipment and similar goods. This revenue is recorded on delivery of the goods sold.

(c) Rent of network facilities

We earn rent mainly from the rent of dedicated lines, customer equipment, property, plant and equipment and other facilities. The revenue is recorded on an accrual basis over the rental period.

(d) Construction contracts

We record construction revenue on a percentage of contract completion basis. The percentage of completion of contracts is calculated based on estimated costs to complete the contract (refer note 1.9 for further information).

(e) Directory services

All of our Yellow Pages® directory advertising revenue is recognised on publication of the directories. We consider our directories published when they have been delivered to greater than 60% of the market. Revenue from online directories and voice services is deferred over the life of service agreements, which is on average one year.

Other revenue

(f) Dividend revenue

We record dividend revenue in the statement of financial performance from the following entities when declared by them:

  controlled entities;
  joint venture entities and associated entities (when received by the Telstra Entity); and
  listed investments and other investments.

We record distributions from trusts when the distribution is receivable.

For our consolidated financial statements, dividends and distributions received from joint venture entities and associated entities are recorded as a reduction of the balance in the investment account and not as dividend revenue of the Telstra Group.

(g) Revenue from the sale of non current assets

Revenue from the sale of our non current assets is recorded when all conditions required to complete the sale have been settled and finalised.

(h) Interest revenue

We record interest revenue on an accruals basis. For financial assets, interest revenue is determined by the effective yield on the instrument (total return).

(i) Share of net profits/(losses) of associates and joint venture entities

We record our share of the net profits/(losses) of associates and joint venture entities by taking up the profit/(loss) after tax multiplied by our ownership interest after adjusting for:

  amortisation of goodwill;
  deferral and subsequent reversal of unrealised profits after tax arising from transactions and the sale of assets from us to our associates; and
  deferral and subsequent reversal of unrealised profits after tax arising from trading and the sale of assets from our associates to us.

Where:

  we trade with our associates or joint venture entities or they trade with us; and
  either party records the amount traded as an asset in the statement of financial position; then the net profit amount that is recorded in the statement of financial performance is removed to the extent of our ownership percentage in the associate or joint venture entity.

Revenue received in advance

Revenue received in advance consists mainly of revenue from providing access to the fixed and mobile network and directories advertising revenue. This revenue is initially recorded as a liability and then transferred to earned revenue in line with the revenue policies described above.

Accrued revenue Accrued revenue represents revenue earned that has not been billed to the customer. This revenue is recorded in accordance with the revenue policies described above.

1.20 Taxation (note 4)

Income Tax

We apply tax-effect accounting using the liability method to calculate income tax. Income tax is calculated on accounting profit after allowing for permanent differences and is recorded as an expense.

Permanent differences are:

  items of revenue or expense that are included in taxable income but will never be included in accounting profit; or
  items of revenue and expense that are included in accounting profit but will never be included in taxable income.

To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax.

The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised.

Goods and Services Tax (GST)

We record our revenue, expenses and assets net of any applicable goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item.

Receivables and payables balances include GST where we have either included GST in our price charged to customers or a supplier has included GST in their price charged to us. The net amount of GST due, but not paid, to the ATO is included under payables.

We do not include any estimate for GST in either accrued revenue or accrued expense balances. Our accruals refer to a combination of items some of which will be supported by the issue or receipt of a tax invoice at a later time depending on the nature of the item. In general, no tax invoice has been received or issued at the time the accrual is recorded.

To accord with Urgent Issues Group Abstract 31 - Accounting for Goods and Services Tax (GST), which requires cash flows on a gross basis, we have completed our cash flow statement in the following manner:

  we have derived from our accounting records the amounts which we have shown in our statement of financial performance and statement of financial position, which are on a net GST basis where the GST is recoverable from the ATO; and
  we have estimated the amount of GST that is required to be added to various line items in the cash flow statement by reference to our business activity statements prepared for the ATO.
Our commitments are recorded net of GST, except where there is non-recoverable GST (refer note 20).

1.21 Earnings per share (note 6)

Basic earnings per share

Basic earnings per share (EPS) is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share

Where an entity has on issue potential ordinary shares which are dilutive, diluted EPS must be calculated. As we do not have any ordinary shares which are considered dilutive, diluted EPS is the same as basic EPS.

1.22 Superannuation (note 22)

Defined benefit funds

For funding purposes actuarial valuations are required to be performed at least every three years. In prior years, if there has been a shortfall in the net market value of scheme assets when compared to members' vested entitlements, we have provided for the amount to the extent that a present obligation exists to rectify the financial position of the schemes.

Accumulation schemes

Our commitment to accumulation type benefits is limited to making the contributions specified in the trust deed.

All superannuation schemes

Contributions to employee superannuation schemes are recorded as an expense in the statement of financial performance as the contributions become payable.

1.23 Employee share plans (note 19)

We own 100% of the equity of Telstra ESOP Trustee Pty Ltd, the corporate trustee for the Telstra Employee Share Ownership Plan Trust (TESOP 97) and Telstra Employee Share Ownership Plan Trust II (TESOP 99). We do not control or significantly influence these trusts as beneficial ownership and control remains with the employees who participate in the share plans administered by the trustee on their behalf. As a result, we do not consolidate the operations of the trust into the Telstra Group.

Telstra incurs expenses on behalf of both the TESOP 97 and the TESOP 99. These expenses are in relation to administration costs of the trusts and are recorded in the statement of financial performance as incurred.

Telstra is precluded from issuing options that gives rise to the issue of new shares by the Telstra Act. The Telstra Growthshare Trust was established to allocate options, restricted shares, performance rights, directshares and ownshares. Options and restricted shares are subject to performance hurdles.

We own 100% of the equity of Telstra Growthshare Pty Ltd, the corporate trustee for the Telstra Growthshare Trust (Growthshare). We do not control or significantly influence the trust as beneficial ownership and control remains with the employees who participate in the share plans administered by the trustee on their behalf.

An option, restricted share or performance right represents a right to acquire a share in Telstra. Telstra provides loans to the trustee to enable it to purchase shares on market to underpin options issued. When exercised, the executive pays for the shares at the exercise price and the loan is repaid to us. On the basis that the loan is fully repaid by the executive, there is no expense associated with the allocation of options. Telstra receives interest on the loans to the trust.

Restricted shares are recorded as an expense to Telstra when we provide funding to the trust to purchase the shares. The expense recorded in the statement of financial performance represents the market price of the shares at the time of purchase on market.

Directshare enables non-executive directors to receive up to 20% of their fees in Telstra shares. Ownshare enables eligible employees to be provided part of their remuneration in Telstra shares. Telstra purchases shares to meet the requirements of directshare and ownshare and expenses these costs as part of the participant's remuneration.

We have also provided funding to the trustee to enable it to meet its other obligations under the trust deed.

1.24 Derivative financial instruments (note 29)

Gains and losses on derivatives are accounted for on the same basis as the underlying physical transactions. Therefore, hedge gains and losses are recorded in the statement of financial performance when the gains or losses arising from the related physical exposures are recorded in the statement of financial performance.

The foreign exchange gains and losses on the principal value of the cross currency swaps are recorded in the statement of financial performance using the spot rate which offsets the foreign exchange gains and losses recorded on the underlying hedged transaction.

We account for our interest rate swaps and cross currency swaps that hedge an underlying physical exposure using the accrual method of accounting.

Interest receivable and payable under the terms of the interest rate swaps and cross currency swaps are accrued over the period to which the payments or receipts relate. The interest receivable and payable under the swaps is recorded as part of our borrowing costs. Changes to the underlying market value of the remaining interest rate swap and cross currency swap payments and receipts are not recorded in the financial statements.

Gains and losses on futures contracts are deferred and amortised over the life of the underlying hedged asset or liability.

Forward foreign exchange contracts are accounted for as outlined in note 1.5(a). Gains and losses on forward foreign exchange contracts intended to hedge anticipated future transactions are deferred and recognised when the anticipated future transaction occurs.

Net fair values of interest rate swaps, cross currency swaps and forward exchange contracts are calculated at prices based on amounts quoted on Reuters to close out existing contracts (both favourable and unfavourable). Net fair values of interest rate futures are determined at a price equal to the mid point between the last bid and the last offer price quoted on the Sydney Futures Exchange at 30 June.

1.25 Insurance

We specifically carry the following types of insurance:

  property;
  travel/personal accident;
  third party liability;
  directors' and officers' liability;
  company reimbursement; and
  other insurance from time to time.

For risks not covered by insurance, any losses are charged to the statement of financial performance in the year in which the loss is reported.

The Telstra Entity and certain controlled entities are self insured for workers' compensation. Further details are provided in note 1.18(b).

1.26 Further clarification of terminology used in our statement of financial performance

Under the requirements of the revised AASB 1018: "Statement of Financial Performance" we must classify all of our expenses (apart from any borrowing costs and shares of net losses of associates and joint venture entities) according to either the nature (type) of the expense or the function (activity to which the expense relates). We have chosen to classify our expenses using the nature classification as it more accurately reflects the type of operations we undertake.

Our direct cost of sales includes the cost of the purchase of goods held for sale and the purchase cost of mobile handsets from third party suppliers. This cost does not include any indirect costs and therefore is not identical to the functional expense category of "cost of sales".

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our net profit prior to including the effect of interest revenue, borrowing costs, income taxes, depreciation and amortisation. It is used as a measure of financial performance by excluding certain variables that affect our net profit but may not directly relate to all financial aspects of the operations of the company. EBITDA is not a measure of operating income, performance or liquidity under AGAAP or USGAAP and may be calculated differently by other companies.

Earnings before interest and income tax expense (EBIT) is a similar measure to EBITDA but takes into account the effect of depreciation and amortisation.

When a specific revenue or an expense from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining our financial performance for the reporting period, its nature and amount have been disclosed separately in note 3. For comparative purposes, amounts classified as unusual in fiscal 2001 have been restated as specific in accordance with the format of the current year financial statements.

1.27 Rounding

All dollar amounts in this financial report (except where indicated) have been rounded to the nearest million dollars ($m or A$m) for presentation. This has been done in accordance with Australian Securities and Investments Commission (ASIC) Class Order 98/100, dated 10 July 1998 and issued under section 341(1) of the Corporations Act 2001.

1.28 Comparative figures

Where necessary, we adjust comparative figures to align with changes in presentation in the current year. The presentation of our statement of financial performance has changed due to the first time application of the revised AASB 1018: "Statement of Financial Performance".

The Australian Accounting Standards Board amended AASB 1018 with certain changes proposed in Exposure Draft 105 "Amendments to AASB 1018/AAS1". The amended AASB 1018 is applicable to years ending on or after 30 June 2002 and was adopted in the preparation of this financial report.

The main amendments to AASB 1018 were to:

  improve and clarify the requirements relating to the face of the statement of financial performance; and
  clarify the required disclosures of expenses.

The revised standard clarified our ability to include the subtotals of earnings before interest and income tax expense (EBIT) and earnings before interest, income tax expense, depreciation and amortisation (EBITDA) in our statement of financial performance and also resulted in changes to the presentation of certain revenue and expense items from the previous year (refer note 1.26).
	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2002	2001	2000	2002	2001
Note	$m	$m	$m	$m	$m
2. Revenue
Our revenue from ordinary operating activities (including specific items) is made up of revenue from the following activities:

Sales revenue (i)
Delivery of services (1.19(a)) 3(c)	14,239	13,721	14,084	12,780	13,064
Sale of goods (1.19(b))	441	417	371	262	245
Rent of network facilities (1.19(c))	4,111	3,420	2,804	4,126	3,438
Construction contracts (1.19(d)) 3(c)	278	212	997	274	213
Directory services (1.19(e))	1,127	909	1,087	775	741
	20,196	18,679	19,343	18,217	17,701
Other revenue (excluding interest revenue)
Dividend revenue (1.19(f))
- controlled entities 27	-	-	-	-	23
- other entities	1	16	12	1	16
	1	16	12	1	39
Revenue from the sale of non current assets (1.19(g))
- property, plant and equipment	246	288	243	241	287
- investments in controlled entities 3(c)	-	120	248	-	4
- investments in joint venture entities	-	5	-	-	-
- investments in associated entities	-	-	25	-	-
- investments in listed securities and other corporations 3(c)	22	603	177	5	-
- patents, trademarks and licences	1	14	-	-	14
- businesses 3(c)	33	2,273	149	29	2,682
	302	3,303	842	275	2,987
Other sources of revenue
Rent from property and motor vehicles (1.19(c))	44	39	61	44	39
Writeback of Telstra Superannuation Scheme additional
contribution liability 3(c)	-	725	-	-	725
Other revenue	259	221	247	167	153
	303	985	308	211	917
	606	4,304	1,162	487	3,943
Revenue from ordinary activities (excluding interest revenue)	20,802	22,983	20,505	18,704	21,644

Interest revenue (1.19(h))
- controlled entities 27	-	-	-	67	97
- joint ventures and associated entities 27	2	2	2	2	2
- other entities	124	101	60	114	95
	126	103	62	183	194
Total revenue from ordinary activities	20,928	23,086	20,567	18,887	21,838

(i) During an update of our internal reporting systems, we have reviewed the classification of our revenue categories, resulting in some reallocation between categories. As a result of the reallocation in the current year, we have changed the comparative data presented to ensure consistency of presentation. This reallocation has not effected total revenue recorded.

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2002	2001	2000	2002	2001
Note	$m	$m	$m	$m	$m
3. Profit from ordinary activities
(a) Our profit before income tax expense (including specific items) has been calculated after charging/(crediting) the
following items:

Labour
Included in our labour expenses are the following:
Ownership based remuneration schemes	9	5	3	9	5
Employee redundancy	289	44	38	130	40
Movement in provisions - increase/(decrease):
- workers' compensation	(16)	(21)	(8)	(16)	(21)
- other employee entitlements	(5)	(15)	24	(5)	(15)

Direct cost of sales
Included in our direct cost of sales and relating to sale of goods is:
Cost of goods sold	620	555	475	304	325

Other expenses
Net book value of assets we have sold:
- property, plant and equipment	250	281	217	246	277
- investments in controlled entities 3(c)	(3)	116	151	-	21
- investments in joint venture entities	-	3	-	-	-
- investments in listed securities and other corporations 3(c)	27	337	44	4	-
- patents, trademarks and licences	-	6	-	-	3
- businesses 3(c)	33	1,421	91	29	552
	307	2,164	503	279	853
Rental expense on operating leases	597	496	403	440	403
Bad debts written off - trade debtors	185	159	191	186	142
Movement in provisions - increase/(decrease):
- doubtful debts - trade debtors	28	(9)	-	-	(11)
- reduction in value of inventories (finished goods)	1	(21)	(6)	2	(21)
- reduction in value of investments 3(c)	26	1,065	39	445	2,176
- reduction in value of convertible note issued by PCCW	96	-	-	96	-
- reduction in value of amounts owed by controlled entities	-	-	-	830	-
- reduction in value of capitalised software	-	31	-	-	31
- other provisions	-	-	(19)	-	-
Net foreign currency conversion losses/(gains) (1.5)	17	(25)	(8)	6	(18)
Auditors' fees 3(b)	5	4	4	4	3
Service contracts and other agreements	1,354	1,334	1,285	1,373	1,302
Marketing	284	308	333	218	257
General and administration	776	827	856	581	689
Other operating expenses	356	378	440	595	735
	4,032	6,711	4,021	5,055	6,541

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2002	2001	2000	2002	2001
	$m	$m	$m	$m	$m

3. Profit from ordinary activities (continued)

(a) Our profit before income tax expense (including specific items) has been calculated after charging/(crediting) the
following items: (continued)

Depreciation and amortisation
Depreciation of:
- general purpose buildings 12	45	41	43	42	41
- communication assets 12	2,452	2,205	2,081	2,209	2,079
- other plant, equipment and motor vehicles 12	115	156	233	85	140
	2,612	2,402	2,357	2,336	2,260
Amortisation of:
- equipment under finance lease 12	2	8	12	-	5
- leasehold improvements 12	39	15	15	37	14
- goodwill	87	43	20	1	-
- patents, trademarks and licences	40	55	42	26	43
- brandnames	12	5	-	-	-
- customer bases	86	34	-	-	-
- deferred expenditure	1	12	7	1	4
- software assets	388	297	193	381	292
	655	469	289	446	358
	3,267	2,871	2,646	2,782	2,618

Borrowing costs
- controlled entities 27	-	-	-	58	66
- other entities	1,009	875	754	970	857
- finance charges relating to finance leases	2	2	1	-	-
	1,011	877	755	1,028	923
- borrowing costs included in the cost of constructed assets	(115)	(108)	(125)	(115)	(108)
	896	769	630	913	815

Other disclosures
Research and development expenses (before crediting any grants) (1.15(a))	28	29	29	27	28

Net (profit)/loss we have made on the sale of:
- property, plant and equipment	4	(7)	(26)	4	(10)
- investments in controlled entities 3(c)	(3)	(4)	(97)	-	17
- investments in joint venture entities	-	(2)	-	-	-
- investments in associated entities	-	-	(25)	-	-
- investments in listed securities and other corporations 3(c)	5	(266)	(133)	(1)	-
- patents, trademarks and licences	(1)	(8)	-	-	(11)
- businesses 3(c)	-	(852)	(58)	-	(2,130)
	5	(1,139)	(339)	3	(2,134)

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2002	2001	2000	2002	2001
	$m	$m	$m	$m	$m

3. Profit from ordinary activities (continued)

(b) Auditors' fees

The Australian statutory auditor of the Telstra Entity has charged the following amounts for:

Auditing and reviewing the financial reports (a)	3.753	3.257	3.208	3.207	3.347
Other services (a)	-	0.101	0.268	-	-

Auditors other than the Australian statutory auditor
have charged the following amounts for:

Auditing and reviewing the financial reports	1.553	1.041	0.915	0.591	-

Total auditors' fees	5.306	4.399	4.391	3.798	3.347

In addition to auditing and assurance activities, other services have been provided by EY in their own right as follows:

Other services (a) (b)	5.714	4.820	12.936

(a) Our Australian statutory auditor is the Australian National Audit Office (ANAO). The audit and other services provided by the ANAO have been subcontracted to Ernst & Young (EY) from fiscal 2000.

We have processes in place to maintain the independence of the external auditor, including the level of expenditure on other services. Fees earned by EY for non assurance work are capped at a maximum of 1.5 times the base audit and assurance fees. In addition to the establishment of this cap, there is a requirement for the Director of Finance to approve all proposals involving the provision of services by EY. As part of the approval process, an assessment is made by the Director of Finance on the appropriateness of the services from an independence stand point. Monthly meetings are held with EY to monitor the process.

EY also has specific internal processes in place to ensure auditor independence.

(b) Of the fiscal 2000 amount, $1.724 million related to contracts awarded prior to the EY appointment as ANAO sub-contractor.

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2002	2001	2000	2002	2001
	$m	$m	$m	$m	$m

3. Profit from ordinary activities (continued)

(c) Specific items

The following items form part of the ordinary operations of our business but are considered specific due to their nature and amount.

Our net profit has been calculated after charging/(crediting)
specific revenue and expense items from our ordinary
activities as follows:

Specific revenue items:
Sales revenue
- revenue recognition accounting policy change (i)	-	779	-	-	589
- revenue from JORN contract (v)	-	-	(734)	-	-
		779	(734)	-	589
Other revenue (excluding interest revenue)
- sale of global wholesale business and controlled entities to Reach Ltd (ii)	-	(2,372)	-	-	(2,256)
- writeback of Telstra Superannuation Scheme
additional contribution liability (iii)	-	(725)	-	-	(725)
- sale of our investment in Computershare Limited (iv)	-	(546)	-	-	-
	-	(3,643)	-	-	(2,981)
Total specific revenue items	-	(2,864)	(734)	-	(2,392)

Specific expense items:
Labour
- redundancy and restructuring provision (vi)	-	-	572	-	-
	-	-	572	-	-
Direct cost of sales
- revenue recognition accounting policy change (i)	-	(560)	-	-	(560)
- expenses in performing obligations under JORN contract (v)	-	-	734	-	-
	-	(560)	734	-	(560)
Other expenses
- book value of our global wholesale business and controlled entities sold to Reach Ltd (ii)	-	668	-	-	552
- deferral of unrealised profit arising on sale of businesses and
controlled entities to Reach Ltd (ii)	-	852	-	-	-
- book value on sale of our investment in Computershare Limited (iv)	-	301	-	-	-
- writeoff of RWC acquisition costs (ii)	-	999	-	-	999
- provision raised for amounts owed by controlled entities 27	-	-	-	855	-
	-	2,820	-	855	1,551
Total specific expense items	-	2,260	1,306	855	991

Net specific items	-	(604)	572	855	(1,401)
Income tax expense/(benefit)	-	209	(206)	-	237
Net specific items after income tax expense	-	(395)	366	855	(1,164)

(c) Specific items (continued)

Refer to note 27 for information regarding the specific item in the Telstra Entity that was recognised during fiscal 2002. There were no other specific items recorded for the year ending 30 June 2002.

During fiscal 2001, we recognised the following transactions as specific:

(i) Revenue recognition

Refer to note 1.2 for specific item resulting from change in accounting policy.

(ii) Asian Ventures

As detailed in the accompanying notes to our statement of cash flows, on 7 February 2001 we completed our strategic alliance with PCCW. Under these arrangements, the following specific items have been recognised in the statement of financial performance:

Reach Ltd

Year ended 30 June
2001
$m

Other revenue
Sale of global wholesale business and controlled entities to Reach Ltd	(2,372)
Other expenses
Book value of businesses and controlled entities sold to Reach Ltd and associated costs	668
(1,704)
Deferral of unrealised profit before tax	852
(852)

The other revenue and other expense items represent the fair value of the total consideration received and book value respectively, relating to the divisions and controlled entities that we have sold to Reach Ltd. The book value also includes any costs associated with undertaking this transaction.

The deferral of unrealised profit arises to the extent that we retain an ownership interest in Reach Ltd. The amount deferred is brought to account in the statement of financial performance (through the share of net losses of associates and joint venture entities) on a straight line basis over a period of 20 years. The deferral of unrealised profit is combined with the net book value of businesses we have sold for the other expenses disclosure in note 3(a).

RWC

The $999 million write off of RWC acquisition costs has resulted from our acquisition of 60% of Joint Venture (Bermuda) No. 2 Limited. This item was recognised as at the date of acquisition and forms part of the reduction in value of investments in note 3(a).

Net effect of entering our Asian Ventures

The net once-off specific item recognised as a result of our Asian ventures is a $147 million loss before tax.

(iii) On 29 August 2000 the trustee of the Telstra Superannuation Scheme (Telstra Super or TSS) and the Commonwealth (who guaranteed our payments) released us from our obligation to contribute $121 million per annum to Telstra Super to 30 June 2011. As part of the terms of the release, we agreed to provide such future employer contributions to Telstra Super as may be required to maintain the vested benefits index (VBI - the ratio of fund assets to members vested benefits) in the range of 100-110%. The removal of our obligation reduced the assets of Telstra Super and resulted in the VBI of the defined benefit divisions reducing from approximately 167% at 30 June 2000 to approximately 147% as at 30 June 2001. The Trustee agreed to the release of the obligation based on actuarial advice that the removal of these additional contributions, coupled with the employer contribution commitment from us, will maintain the solvency level of Telstra Super at a satisfactory level. We anticipate that the surplus in Telstra Super will continue and no employer contributions will be required in fiscal 2003 assuming the continued sound performance of Telstra Super. The net present value of our commitment to Telstra Super was shown as a liability on our statement of financial position as at 30 June 2000. This liability was written back to the statement of financial performance in the year ended 30 June 2001 and increased our result as follows:

Year ended 30 June
2001
$m

Writeback of the Telstra Super additional contribution liability	(725)
Tax effect at 34%	247
(478)

Our interest expense associated with Telstra Super liability in the current period was $nil (2001:$nil; 2000: $89 million). Interest expense arose from the difference between the actual amount of payments we were required to make and the recorded amount of these discounted commitments. No interest expense has been incurred since the release of our obligations to Telstra Super.

(iv) During fiscal 2001, we sold our investment in Computershare Limited (Computershare) in two tranches. On 13 July 2000, our controlled entity, Telstra CB.com Limited, sold 53.3 million ordinary shares in Computershare at $7.25 per share, representing 10% of the issued capital. Revenue received from this sale was approximately $386 million.

On 26 June 2001, Telstra CB.com.Limited sold the remaining balance of 26.6 million shares at $6 per share resulting in revenue of $160 million.

The profit on the sale of this investment was $245 million before tax, as shown in the following table:

Year ended 30 June
2001
$m

Revenue from sale of Computershare	(546)
Book value of investment in Computershare sold	301
(245)
Tax effect at 34%	83
(162)

In fiscal 2000, we recorded the following abnormal items. Due to a change in Australian accounting standards applicable from fiscal 2001, abnormal items are no longer relevant. Any item previously classified in the prior year as an abnormal has been restated in accordance with the format of the current year financial statements.

(v) On 13 June 1991, we entered into a contract with the Commonwealth to design, construct, install and maintain the Jindalee Operational Radar Network (JORN). Over the period of the contract we recorded provisions for losses of $585 million (with $394 million disclosed as an abnormal item in the 1997 financial report).

On 14 February 1997, we entered into arrangements with Lockheed Martin Corporation and Tenix Defence Pty Ltd to manage the JORN project.

As Lockheed Martin and Tenix Defence Pty Ltd assumed full responsibility for the JORN project, we recorded both the revenue (progress billings) and the expenses (net of provision of $585 million) associated with this project. For comparative purposes they were recognised as a specific item in the statement of financial performance. There was no amount charged for income tax expense.

(vi) The redundancy and restructuring specific item of $572 million before tax in fiscal 2000 consisted of two components:

  $86 million relating to amounts paid to 1,374 staff made redundant from 1 March 2000 to 30 June 2000; and
  A provision of $486 million raised in the financial statements relating to 8,272 staff to be made redundant over the two years to 30 June 2002. The two year redundancy plan was approved prior to 30 June 2000 and the amount raised represented the estimated redundancy and associated costs to be paid as a result of the implementation of this plan.

The amount credited for income tax expense was $206 million with a net amount after income tax expense of $366 million.

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2002	2001	2000	2002	2001
	$m	$m	$m	$m	$m

4. Income tax expense

Notional income tax expense on profit agrees
to actual income tax expense recorded as follows:

Profit before income tax expense	5,446	6,297	5,349	4,558	6,751

Australian statutory rate of taxation	30%	34%	36%	30%	34%

Notional income tax expense on profit calculated at 30% (2001: 34%, 2000: 36%)	1,634	2,141	1,926	1,367	2,295

Which is adjusted by the tax effect of:
Effect of lower rates of tax on overseas income	(13)	(23)	(18)	-	-
Research and development concessions	(6)	(12)	(8)	(4)	(9)
Share of net losses of associates and joint venture entities	9	49	3	-	-
Profit on sale of property, plant and equipment	(8)	(355)	(14)	(8)	(790)
Non deductible depreciation and amortisation	(4)	16	11	2	-
Reduction in the value of investments and intercompany receivables	4	362	14	390	740
Rebateable dividends (non taxed dividends)	-	-	(16)	-	(8)
Assessable foreign source income not included in accounting profit	22	29	-	-	-
Under/(over) provision of tax in prior years	16	6	(30)	15	(5)
Other adjustments	142	79	(20)	71	21
Income tax expense on profit	1,796	2,292	1,848	1,833	2,244
Effect of decrease in tax rates on deferred tax balances (i)	-	(56)	(172)	-	(64)
Income tax expense	1,796	2,236	1,676	1,833	2,180

Our income tax expense contains the following items:
Current taxation provision	1,608	1,475	1,169	1,466	1,438
Movement in future income tax benefit	(240)	(3)	255	-	-
Movement in deferred income tax liability	412	758	282	352	747
Under/(over) provision of tax in prior years	16	6	(30)	15	(5)
	1,796	2,236	1,676	1,833	2,180

Future income tax benefits as at 30 June that
we have not recorded in the statement of
financial position for:
Income tax losses (ii)	116	1	1	-	-
	116	1	1	-	-

(i) During fiscal 2000, the Commonwealth lowered the income tax rates applicable to companies from 36% to 30% in two stages. From 1 July 2000, the income tax rates were lowered from 36% to 34%. From 1 July 2001, the income tax rate has been lowered from 34% to 30%. As a result we have restated our deferred tax balance to the rates applicable when the timing differences are expected to reverse. This has had the effect of lowering our deferred tax balances by $nil (2001: $56 million; 2000: $172 million) for the group and $nil (2001: $64 million; 2000: $195 million) for the Telstra Entity.

(ii) Our benefit for tax losses may be used in future years if the following criteria are met:

  our controlled entities have sufficient future assessable income to enable the tax losses to be offset against the assessable income or if the tax losses can be transferred to one of our other eligible controlled entities;
  our controlled entities continue to satisfy the conditions required by tax legislation to be able to use the tax losses; and
  there are no future changes in tax legislation that will adversely affect us in using the benefit of the tax losses.

Our future income tax benefit (recorded on the statement of financial position) contains the following tax losses carried forward:

	Telstra Group
	As at 30 June
	2002	2001	2000
	$m	$m	$m

Future income tax benefit balance	132	114	111
Amount of future income tax benefit related to tax losses carried forward	1	2	4

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2002	2001	2002	2001
	$m	$m	$m	$m

Income tax payable

Current
Income tax payable (iii)	632	657	572	622

Non current
Income tax payable (iii)	-	91	-	91

(iii) Under the Pay-As-You-Go transitional rules, we opted to pay part of the final instalment of income tax for fiscal 2000 over 10 equal quarterly instalments to 21 April 2003. As a result, in the previous year we classified $91 million, representing 4 of these instalments as non current.

5. Segment information

We report our segment information on the basis of business segments as our risks and returns are affected predominantly by differences in the products and services we provide through those segments.

Business segments

Our business structure changed during the fiscal year ended 30 June 2002. We have restated our comparative information as if the new business segments and segment accounting policies existed in prior years. The Telstra Group is organised along the following segments:

  Telstra Retail's primary activities are sales and billing. This covers residential, business and government customers who receive our services, other than wholesale services (which are provided by Telstra Wholesale), mobile services (which are provided by Telstra Mobile), and those customers included in Telstra CountryWide. This business unit:
    manages our information, connection and payphone services as well as our print and online directories business;
    sells and provides customer services for a comprehensive range of products, services and customer-driven solutions ranging from basic telephony services to complex voice and data networks; and
    manages our interests in our North American, Japanese and European retail operations.
  Telstra CountryWide is responsible for:
    addressing the telecommunication needs of consumer and business customers that reside and operate outside the mainland state capital cities and in Tasmania and the Northern Territory; and
    the specific needs of customers which are not as readily accessible as customers in metropolitan areas.
  Telstra Mobile is responsible for:
    our mobile and wireless networks and associated systems within Australia; and
    all mobile retail sales and after sales support, customer service, product development and pricing.
  Telstra International manages our interests in:
    the Asia-Pacific region, including our operations in Hong Kong, Vietnam, India, China, New Zealand, and Sri Lanka.
  Infrastructure Services responsibilities include:
    planning, design, construction and operation of our domestic fixed communication networks and associated systems to deliver technology solutions, our products, services and customer support;
    customer service installation and repairs; and
    competing for some of our annual network expenditure against other suppliers, and also performing construction activities for others, including other telecommunications companies.
  Telstra Wholesale is responsible for:
    the provision of domestic wholesale products and services to other carriers and carriage service providers.
  Corporate Centre is responsible for:
    finance & administration, legal & regulatory, human resources, and corporate relations; and
    financial management of the majority of Telstra Entity fixed assets (including network assets) through the Asset Accounting Group. Infrastructure Services maintains control over annual capital expenditure on these assets.

Telstra CountryWide and Telstra Retail have been combined as a single reportable business segment for reconciliation and disclosure purposes as they are considered substantially similar. Corporate Centre is not a reportable segment and has been aggregated in the "Other" segment.

Inter-segment transfers

Segment revenues, segment expenses and segment results include demand driven transfers between business segments. Generally most internal charges between business segments are made on a direct cost recovery basis. As the basis for transfers change from year to year depending on the business structure, we restate our comparatives to reflect the current basis. Certain regulatory, compliance and strategic functions are not charged to the reportable segments. We account for all international transactions between Australian and non-Australian businesses at market value. All internal telecommunications usage of our own products is also accounted for at market value.

The Asset Accounting Group does not allocate depreciation expense to other business segments related to the use of assets owned at the Corporate level.

Segment assets and liabilities

Segment assets and segment liabilities form part of the operating activities of a segment and can be allocated directly to that segment.

The Asset Accounting Group performs a company wide function in relation to the financial management of certain assets. These assets are accounted for at the Corporate level (aggregated in the "Other" segment) and not allocated across segments.

Telstra Group
			Telstra	Infrastruc-				Total
	Telstra	Telstra	Interna-	ture	Telstra		Elimina-	all
	Retail	Mobile	tional	Services	Wholesale	Other	tions	segments
	(a)					(b)	(c)
	$m	$m	$m	$m	$m	$m	$m	$m
Year ended 30 June 2002
Sales revenue from external customers	12,560	3,501	1,497	253	2,334	67	(16)	20,196
Other revenue from external customers	227	-	34	29	11	305	-	606
Total revenue from external customers (excluding interest revenue)	12,787	3,501	1,531	282	2,345	372	(16)	20,802
Less sale of investment/dividend revenue	42	-	14	-	-	-	-	56
Segment revenue from external customers	12,745	3,501	1,517	282	2,345	372	(16)	20,746
Add inter-segment revenue	447	39	1	1,853	1,001	957	(4,298)	-
Total segment revenue	13,192	3,540	1,518	2,135	3,346	1,329	(4,314)	20,746

Segment result	7,318	1,542	(22)	(1,371)	2,076	(4,267)	1,022	6,298
Less share of joint ventures' net losses/(profits)	43	-	36	-	-	-	-	79
Less share of associates' net losses/(profits)	(1)	-	3	-	-	-	-	2
Less net book value of investments sold	40	-	9	-	-	8	-	57
Add sale of investment/dividend revenue	42	-	14	-	-	-	-	56
Earnings before interest and income tax expense (EBIT)	7,278	1,542	(56)	(1,371)	2,076	(4,275)	1,022	6,216

Earnings has been calculated after charging/(crediting) the following:
Depreciation and amortisation	85	-	421	-	-	2,765	(4)	3,267
Non cash expenses excluding depreciation and amortisation	36	45	25	-	-	1,360	(1,018)	448

Non current assets acquired (excluding those acquired on investment)	335	110	352	2,740	50	75	-	3,662

As at 30 June 2002
Segment assets (d)	4,291	1,098	6,095	1,436	414	25,736	(1,473)	37,597
Segment assets include the following:
Investment in joint venture entities	51	-	1,059	-	-	-	-	1,110
Investment in associated entities	26	-	61	-	-	-	-	87

Segment liabilities	2,763	234	1,671	1,530	252	19,691	(2,650)	23,491

(a) Telstra Retail segment revenue from external customers includes $2,406 million relating to Telstra CountryWide.

(b) Included in the other segment result is a specific charge of $855 million relating to a provision for amounts owed by a controlled entity (refer note 27).

(c) Included in segment result is an elimination for the specific charge of $855 million relating to a provision for amounts owed by a controlled entity (refer note 27).

(d) Segment assets for the other segment includes Telstra Entity fixed assets (including network assets) managed through the Asset Accounting Group.

Telstra Group
			Telstra	Infrastruc-				Total
	Telstra	Telstra	Interna-	ture	Telstra		Elimina-	all
	Retail	Mobile	tional	Services	Wholesale	Other	tions	segments
	(a) (b)	(c)	(d)			(e)
	$m	$m	$m	$m	$m	$m	$m	$m
Year ended 30 June 2001
Sales revenue from external customers	11,620	3,144	1,208	282	2,410	67	(52)	18,679
Other revenue from external customers	616	13	2,495	51	22	1,108	(1)	4,304
Total revenue from external customers (excluding interest revenue)	12,236	3,157	3,703	333	2,432	1,175	(53)	22,983
Less sale of investment/dividend revenue	551	-	2,466	-	-	-	-	3,017
Segment revenue from external customers	11,685	3,157	1,237	333	2,432	1,175	(53)	19,966
Add inter-segment revenue	328	38	281	2,124	801	1,020	(4,592)	-
Total segment revenue	12,013	3,195	1,518	2,457	3,233	2,195	(4,645)	19,966

Segment result	6,582	1,329	(773)	(1,205)	2,119	(2,765)	719	6,006
Less share of joint ventures' net losses	36	-	92	-	-	-	-	128
Less share of associates' net losses	53	-	2	-	-	-	-	55
Less net book value of investments sold	297	-	1,574	4	-	-	2	1,877
Add sale of investment/dividend revenue	551	-	2,466	-	-	-	-	3,017
Earnings before interest and income tax expense (EBIT)	6,747	1,329	25	(1,209)	2,119	(2,765)	717	6,963

Earnings has been calculated after charging/(crediting) the following:
Depreciation and amortisation	84	-	188	19	-	2,584	(4)	2,871
Non cash expenses excluding depreciation and amortisation	(138)	(99)	2,559	144	-	873	(718)	2,621

Non current assets acquired (excluding those acquired on investment)	311	150	3,214	58	3,732	139	-	7,604

As at 30 June 2001
Segment assets	4,290	1,160	4,437	1,499	479	29,565	(3,957)	37,473
Segment assets include the following:
Investment in joint venture entities	52	-	1,140	-	-	-	-	1,192
Investment in associated entities	53	-	14	-	-	-	-	67

Segment liabilities	2,829	227	567	1,644	247	23,304	(5,067)	23,751

(a) Specific revenue of $546 million from the sale of Computershare Limited (refer note 3) is included in Telstra Retail revenue. This increased profit by $245 million.

(b) Telstra Retail segment revenue was reduced by $745 million relating to the specific SAB101 cumulative adjustment (refer note 3). This specific item decreased the segment result by $205 million.

(c) Telstra Mobile segment revenue was reduced by $34 million relating to the specific SAB101 cumulative adjustment (refer note 3). This specific item decreased the segment result by $14 million.

(d) Telstra International total revenue includes a specific item of $2,372 million from the sale of our global wholesale business to Reach Ltd. Profit includes specific expenses relating to the book value of our global wholesale business and controlled entities sold of $1,520 million and the RWC write off of acquisition costs of $999 million (refer note 3).

(e) Specific revenue of $725 million from the writeback of the Telstra Superannuation Scheme (Telstra Super or TSS) additional contribution liability (refer note 3) is included in other segment revenue. This increased the other segment result by $725 million.

Telstra Group
			Telstra	Infrastruc-				Total
	Telstra	Telstra	Interna-	ture	Telstra		Elimina-	all
	Retail	Mobile	tional	Services	Wholesale	Other	tions	segments
						(a) (b)
	$m	$m	$m	$m	$m	$m	$m	$m
Year ended 30 June 2000
Sales revenue from external customers	12,522	3,003	1,113	158	1,779	800	(32)	19,343
Other revenue from external customers	265	10	526	44	-	454	(137)	1,162
Total revenue from external customers (excluding interest revenue)	12,787	3,013	1,639	202	1,779	1,254	(169)	20,505
Less sale of investment/dividend revenue	73	-	519	7	-	151	(139)	611
Segment revenue from external customers	12,714	3,013	1,120	195	1,779	1,103	(30)	19,894
Add inter-segment revenue	342	32	287	2,385	843	509	(4,398)	-
Total segment revenue	13,056	3,045	1,407	2,580	2,622	1,612	(4,428)	19,894

Segment result	7,258	1,209	329	(1,242)	1,694	(3,704)	106	5,650
Less share of joint ventures' net losses	39	-	12	-	-	-	-	51
Less share of associates' net losses	-	-	3	-	-	-	4	7
Less net book value of investments sold	20	-	259	6	-	138	(137)	286
Add sale of investment/dividend revenue	73	-	519	7	-	151	(139)	611
Earnings before interest and income tax expense (EBIT)	7,272	1,209	574	(1,241)	1,694	(3,691)	100	5,917

Earnings has been calculated after charging/(crediting) the following:
Depreciation and amortisation	75	-	88	7	-	2,476	-	2,646
Non cash expenses excluding depreciation and amortisation	47	(174)	282	28	-	436	(255)	364

Non current assets acquired (excluding those acquired on investment)	236	170	154	4,229	65	449	-	5,303

As at 30 June 2000
Segment assets	3,833	606	877	1,236	379	24,540	(1,132)	30,339
Segment assets include the following:
Investment in joint venture entities	42	-	242	-	-	-	-	284
Investment in associated entities	152	-	14	-	-	-	-	166

Segment liabilities	1,955	230	439	1,809	176	15,425	(1,297)	18,737

(a) Other segment revenue includes a $734 million specific item relating to the JORN contact (refer note 3). This specific item has a $nil impact on segment result in fiscal 2000 due to related expenses of $734 million in performing obligations under the JORN contract.

(b) Specific expense of $572 million related to redundancy and restructuring provision (refer note 3) decreased the other segment result in fiscal 2000.

	Telstra Group
	Year ended/As at 30 June
	2002	2001	2000
Note	$m	$m	$m
Total segment revenue	20,746	19,966	19,894
Add sale of investment/dividend revenue	56	3,017	611
Total revenue from external customers (excluding interest revenue)	20,802	22,983	20,505
Add interest revenue	126	103	62
Total revenue from ordinary activities	20,928	23,086	20,567

Earnings before interest and income tax expense (EBIT)	6,216	6,963	5,917
Add interest revenue	126	103	62
Less borrowing costs	896	769	630
Profit before income tax expense	5,446	6,297	5,349
Less income tax expense	1,796	2,236	1,676
Net profit	3,650	4,061	3,673

Information about our products and services
Sales revenue from
Basic access (i)	2,734	1,821	2,005
Local calls	1,947	2,143	2,646
National long distance	1,168	1,267	1,406
Fixed to mobile	1,419	1,287	1,220
International telephone services	409	786	972
Mobile goods and services (i)	3,475	3,121	2,993
Data and internet services	3,138	3,180	2,841
Directory services (i)	1,169	943	1,122
Customer premise equipment	226	280	336
Intercarrier services	1,121	1,133	828
Inbound calling products	348	434	433
Solutions management	352	306	235
Various controlled entities	2,001	1,349	910
Other sales and service	689	629	1,396
2	20,196	18,679	19,343
(i) Sales revenue for year ended 30 June 2001 includes a specifc debit accounting adjustment of $779 million for SAB101. This adjustment has been allocated across our sales revenue as follows: $540 million (basic access), $205 million (directory services), and $34 million (mobile goods and services) (refer note 3).

Information about our geographic operations
Sales revenue from
Customers in Australia	18,699	17,471	18,230
Customers in non Australian countries	1,497	1,208	1,113
2	20,196	18,679	19,343

Carrying amount of segment assets
Customers in Australia	31,502	33,036	29,462
Customers in non Australian countries	6,095	4,437	877
	37,597	37,473	30,339

Non current assets acquired (excluding those acquired on investment)
Located in Australia	3,310	4,390	5,149
Located in non Australian countries	352	3,214	154
	3,662	7,604	5,303

6. Earnings per share

	Telstra Group
	Year ended 30 June
	2002	2001	2000
	¢	¢	¢

Basic and diluted earnings per share (cents) (a)	28.5	31.5	28.6

	$m	$m	$m
The following reflects the earnings and share information used in determining our basic and diluted earnings per share (see note 1.21):

Net profit	3,650	4,061	3,673

Adjustments:
Outside equity interests in net profit/(loss)	11	(3)	4
Earnings used in the calculation of basic and diluted earnings per share	3,661	4,058	3,677

		Number
		(millions)

Weighted average number of issued ordinary shares used
in the calculation of basic and diluted earnings per share (b)	12,867	12,867	12,867

(a) Change in accounting policy

The change in accounting policy for the introduction of SAB 101 during fiscal 2001 is described in note 1.2. This change had the effect of decreasing the earnings per share calculation by 1.1 cents to 31.5 cents in the prior year.

(b) The number of issued and paid up ordinary shares for the last 3 years has been 12,866,600,200.

7. Dividends

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2002	2001	2000	2002	2001
Note	$m	$m	$m	$m	$m

7. Dividends

Ordinary shares
Interim dividend paid	1,415	1,029	1,029	1,415	1,029
Final ordinary dividend provided for 17	1,415	1,416	1,287	1,415	1,416
Total dividend provided for or paid	2,830	2,445	2,316	2,830	2,445

Dividends per share (cents)	¢	¢	¢
Interim dividend	11.0	8.0	8.0
Final ordinary dividend	11.0	11.0	10.0
Total dividend	22.0	19.0	18.0

Our dividends provided for or paid are fully franked, in aggregate and per share, to the same amount in the relevant tables above, apart from:

	Telstra Group
	¢ per share	$m

30 June 2000
Interim dividend
Franked	3.9	506
Unfranked	4.1	523
Total special dividend	8.0	1,029

We have paid dividends as listed in the table below:

	Telstra Group
	Year ended 30 June
	2002	2001	2000
	$m	$m	$m
Dividends paid
Interim dividend	1,415	1,029	1,029
Previous year final ordinary dividend paid in the current year	1,416	1,287	1,287
Previous year final special dividend paid in the current year	-	-	2,059
Total dividends	2,831	2,316	4,375

The final dividend for fiscal 2002 is due to be paid on 28 October 2002.

Our dividends have been franked as listed in the table below:

	Telstra Group
	Year ended 30 June
	2002	2001	2000
	%	%	%
C class franking credit percentages
Interim dividend (i)	100	100	49.17
Final ordinary dividend (i)	100	100	100

(i) The tax rate at which the fiscal 2002 final ordinary dividend will be franked is 30% (2001: 30%; 2000: 34%). The tax rate at which the interim dividend was franked was 30% (2001: 34%; 2000: 36%).

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2002	2001	2000	2002	2001
	$m	$m	$m	$m	$m

The combined amount of exempting and franking credits
available to us for the next fiscal year are:
Combined exempting and franking account balance as at 30 June (i)	530	645	74	457	466
Franking credits that will arise from the payment
of income tax payable as at 30 June (ii)	1,475	1,620	1,439	1,335	1,664
Franking debits that will arise when we pay
our final dividend provided for as at 30 June (iii)	(606)	(1,416)	(1,287)	(606)	(1,416)
Franking credits and exempting credits that we may be
prevented from distributing in the next fiscal year	(15)	(153)	(14)	-	-
	1,384	696	212	1,186	714

(i) With the introduction of the Business Tax Reform's Simplified Imputation Regime which became effective from 1 July 2002, the Telstra Entity's and Telstra Group's franking balances as at 30 June 2002 have been converted to reflect the credit balances on a tax paid basis rather than on an after tax distributable profits basis. The tax paid balances basically represent the imputation tax credits that are available for distribution.

As at 30 June 2002, the Telstra Entity had a combined exempting and franking account balance of $457 million. This balance represents the tax paid amount and equates to a fully franked distributable dividend of $1,067 million.

(ii) Franking credits that will arise from the payment of income tax in fiscal 2003 are expressed at the 30% tax rate on a tax paid basis. Franking credits for the fiscal 2002 and fiscal 2001 disclosures are also expressed at the 30% tax rate but on an after tax distributable profit basis.

(iii) The franking debits that will arise when we pay our final dividend have been expressed as the amount of imputation tax credits that will be attached to a fully franked distribution of $1,415 million.

As at 30 June 2002, the Telstra Entity had a surplus in its C class franking account of $457 million (2001: surplus of $466 million; 2000: deficit of $141 million) and a surplus of $0.1 million (2001: $0.2 million; 2000: $141 million) in its C class exempting credit account restated on a tax paid basis.

Additional franking credits will arise when the Telstra Entity and its Australian controlled entities pay tax instalments during fiscal 2003 relating to the fiscal 2000, 2002 and 2003 income tax years.

8. Cash Assets

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2002	2001	2002	2001
	$m	$m	$m	$m

8. Cash assets

Cash at bank and on hand	311	201	132	102
Bank deposits, bills of exchange and commercial paper (a)	759	876	357	693
	1,070	1,077	489	795

(a) Bank deposits are held in the short term money market. The carrying amount of bank deposits, bills of exchange and commercial paper is approximately equal to net fair value due to their short term to maturity.

9. Receivables

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2002	2001	2002	2001
Note	$m	$m	$m	$m

9. Receivables

Current
Trade debtors (a)	2,663	2,799	1,864	1,893
Provision for doubtful debts	(221)	(192)	(162)	(137)
	2,442	2,607	1,702	1,756

Amounts owed by controlled entities (other than trade debtors) 27	-	-	3,148	6,665
Provision for amounts owed by controlled entities (other than trade debtors) 27	-	-	(855)	-
	-	-	2,293	6,665

Accrued revenue	1,153	1,055	1,088	1,002
Bank deposits, bills of exchange and commercial paper (b)	388	409	388	409
Share loans to employees (c) 19,27	25	37	25	37
Loans to joint venture entities and associated entities 27	16	34	16	34
Other receivables	39	165	10	8
	4,063	4,307	5,522	9,911

Non current
Amounts owed by controlled entities (other than trade debtors) 27	-	-	202	227
Provision for amounts owed by controlled entities (other than trade debtors) 27	-	-	(86)	(111)
	-	-	116	116

Bank deposits and bills of exchange (b)	-	8	-	6
Share loans to employees (c) 19,27	205	233	205	233
Loans to joint venture entities and associated entities 27	46	-	46	-
Converting note (2001: convertible note) issued by PCCW (d)	337	1,496	337	1,496
Other receivables (e)	132	66	132	41
	720	1,803	836	1,892

Australian dollar equivalents
Australian dollar equivalents of amounts receivable in
foreign currencies not effectively hedged:
- Euro	4	-	4	-
- British pounds sterling	2	5	2	5
- Japanese yen	3	7	3	7
- United States dollars	15	26	15	26
- French francs	-	4	-	4
- German deutschemarks	-	6	-	6
	24	48	24	48

(a) Our policy requires trade debtors to pay us within 14 days. We have no significant exposure to any individual customer, geographical location or industry category. All credit and recovery risk associated with trade debtors has been provided for in the financial statements. The carrying amount of trade debtors is approximately equal to net fair value.

(b) Bank deposits, bills of exchange and commercial paper as at 30 June 2002 include $6 million current (2001: $5 million) and $nil non current (2001: $6 million) Japanese yen deposits. These relate to our Japanese finance lease liabilities and are held to satisfy our requirements under the leases which are payable in July 2002. The carrying amount of bank deposits, bills of exchange and commercial paper are approximately equal to net fair value.

(c) Share loans to employees represent amounts receivable from employees under all employee share plans. Refer to note 19 for details regarding the share plans. The carrying amount of share loans to employees is approximately equal to net fair value. The loan balance is considered fully recoverable over the period of the employee share schemes.

(d) On 7 February 2001, Pacific Century CyberWorks (PCCW) issued a convertible note to us for US$750 million (A$1,366 million). The term of the convertible note was 6 years with an interest coupon compounding quarterly of 5% for the first four years and 7% for the remaining two years. On 28 June 2002, this convertible note was redeemed in full by PCCW. Under an agreement, the fair value of the redemption was applied to acquire PCCW's 40% interest in Regional Wireless Company (RWC) and to subscribe for a new US$190 million (A$337 million) mandatorily converting secured note issued by PCCW. This note has a three year term and an interest coupon compounding at a rate of 5% per annum. PCCW's obligations under the note are secured by an equitable mortgage of shares over all of PCCW's 50% shareholding in Reach Ltd.

(e) Included in our other non current receivables is an amount of $115 million (2001: $41 million) from Telstra Growthshare (the senior executive equity participation scheme). Refer to note 19 for further information on Telstra Growthshare. The carrying value of our other receivables are approximately equal to net fair value.

10. Inventories

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2002	2001	2002	2001
	$m	$m	$m	$m

10. Inventories

Current
Raw materials and stores recorded at cost	7	49	7	18
Construction contracts (a) (1.9)	35	62	-	-

Finished goods recorded at cost	161	156	135	129
Finished goods recorded at net realisable value	27	83	22	58
Total finished goods	188	239	157	187
Provision for stock obsolescence	(26)	(30)	(4)	(5)
	204	320	160	200

Non current
Finished goods recorded at cost	18	3	5	3
Finished goods recorded at net realisable value	14	21	14	21
	32	24	19	24
Provision for stock obsolescence	(12)	(16)	(12)	(16)
	20	8	7	8

(a) Construction contract disclosures are shown in the table below.

Gross amount of construction work in progress	125	280	-	-
Profits recognised to date	15	4	-	-
	140	284	-	-
Progress billings and advances received	(106)	(222)	-	-
	34	62	-	-

Advances received (included in accounts payable)	-	7	-	7

11. Investments

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2002	2001	2002	2001
Note	$m	$m	$m	$m

11. Investments

Investments - accounted for using the equity method (1.10)

Carrying value of investments in joint venture entities (a) (b) 24	1,110	1,192	3	3

Investment in associated entities (a)	101	123	57	57
Provision for reduction in value	(14)	(56)	(26)	(27)
Carrying amount of investment in associated entities (a) (b) (c) 24	87	67	31	30
	1,197	1,259	34	33

Investments - other non current (1.10)

Listed securities
Investment in listed corporations (at cost)	58	86	38	38
Provision for reduction in value	(17)	(26)	(14)	(12)
Total listed securities excluding investment in associated entity (d) 11(i)	41	60	24	26

Unlisted securities and other investments
Investment in controlled entities (at cost) 23	-	-	9,553	7,708
Provision for reduction in value 23	-	-	(4,875)	(4,442)
	-	-	4,678	3,266

Investment in other corporations (at cost) (e)	79	60	73	19
Provision for reduction in value	(15)	(37)	(13)	(16)
Total investment in other corporations (b) (e) 11(ii)	64	23	60	3

Satellite consortium investment (b) (e)
INTELSAT	-	60	-	60
	105	143	4,762	3,355

(a) Our investments in joint venture entities and associated entities recorded in the Telstra Entity are at cost. The carrying value of our investments in the Telstra Entity are at cost less any provision for reduction in value.

(b) The net fair value of these investments is approximately equal to their carrying amounts.

(c) Our associated entity, Solution 6 Holdings Limited is a listed entity. Its equity accounted value at 30 June 2002 was $14 million (2001: $34 million) and is recorded as part of the total investment in associated entities. Its net fair value at 30 June 2002 was $18 million (market price excluding transaction disposal costs) (2001: $34 million).

(d) The net fair value of our listed securities excluding our listed associate, Solution 6 Holdings Limited, as at 30 June 2002 was $144 million (2001: $476 million) excluding transaction costs.

(e) INTELSAT was incorporated on 18 July 2001 and subsequently changed its name to Intelsat Ltd. Accordingly, our interest in this investment has been reclassified in the current year from a satellite consortium investment to an investment in other corporations (refer note 1.10(f)).

Listed securities and investments in other corporations are shown as follows:

Name of investment	Principal	Ownership		Telstra Group's recorded		Telstra Entity's recorded
	activities	interest		amount of investment (*)		amount of investment (*)
		As at 30 June		As at 30 June		As at 30 June
		2002	2001	2002	2001	2002	2001
		%	%	$m	$m	$m	$m

(i) Listed securities
SMS Management and Technology Limited (formerly Sausage Software Limited) (a)	Software development, internet development and eCommerce solutions	-	4.87	-	6	-	-
Infonet Services Corporation	International communications and computing services	5.3	5.3	11	11	11	11
Commander Communications Ltd	Voice and data transmission services	16.62	16.62	16	18	13	15
New Skies Satellites, N.V.	Provision of satellite capacity	0.8	1.39	9	21	-	-
Other listed investments				5	4	-	-
				41	60	24	26

(ii) Investments in other corporations
Intelsat Ltd (b)	Provision of satellite capacity	1.71	-	60	-	60	-
corProcure Pty Ltd (c)	Horizontal open market exchange services	-	16.74	-	6	-	-
CPI Card Group (d)	Manufacture and sale of financial magnetic stripe cards	-	10.0	-	9	-	-
Other investments				4	8	-	3
				64	23	60	3

(*) Amounts shown net of provision for reduction in value.

(a) We now have a nil shareholding in SMS Management and Technology Limited following the sell down of options and shares in September 2001 and November 2001.

(b) INTELSAT was incorporated on 18 July 2001 and subsequently changed its name to Intelsat Ltd. Our interest in this investment has been reclassified in the current year from a satellite consortium investment to an investment in other corporations (refer note 1.10(f).

(c) During fiscal 2002, we sold our shareholding in corProcure Pty Ltd.

(d) Keycorp Limited (Keycorp) is no longer treated as a controlled entity but is considered to be an associated entity (refer note 23 and note 24). Accordingly, investments held by Keycorp in the CPI Card Group are no longer carried in our financial statements. These investments were fully written down in the current financial year.

12. Property, plant and equipment

Telstra Group	(a)	(b)	(c)	(d)	(e)	(f)
	Land	Buildings	CA's	CA's	Other	Equip
	& site	(incl	(incl.	under	plant,	under
	imp'mnt	l'hold	l'hold	finance	equip &	finance	Total
		imp'mnt)	imp'mnt)	lease	MV	lease
Note	$m	$m	$m	$m	$m	$m	$m

30 June 2002

Carrying amount at cost (1.12)

Balance at 30 June 2001	160	1,339	34,149	906	1,817	65	38,436
- additions	-	46	2,792	-	128	-	2,966
- disposals	(33)	(32)	(738)	-	(276)	(24)	(1,103)
- acquisitions of businesses	1	17	671	-	82	6	777
- net foreign currency exchange differences on
translation of financial statements of self-
sustaining operations	-	(3)	(19)	-	(1)	-	(23)
- other	(47)	(589)	417	(48)	7	-	(260)
Balance at 30 June 2002	81	778	37,272	858	1,757	47	40,793

Accumulated depreciation/amortisation

Balance at 30 June 2001	-	(408)	(13,883)	(164)	(1,140)	(38)	(15,633)
- disposals	-	15	670	-	155	24	864
- depreciation and amortisation expense 3	-	(84)	(2,373)	(79)	(115)	(2)	(2,653)
- net foreign currency exchange differences on
translation of financial statements of self-
sustaining operations	-	-	3	-	-	-	3
- other	-	212	(203)	48	(6)	(4)	47
Balance at 30 June 2002	-	(265)	(15,786)	(195)	(1,106)	(20)	(17,372)

Net book value

As at 30 June 2002	81	513	21,486	663	651	27	23,421

General purpose land and buildings
(a) Land and site improvements
 (b) Buildings (including leasehold improvements)

Communication assets
 (c) Communication assets (including leasehold improvements)
 (d) Communication assets under finance lease

Other plant and equipment
 (e) Other plant, equipment and motor vehicles
 (f) Equipment under finance lease

Telstra Group	(a)	(b)	(c)	(d)	(e)	(f)
	Land	Buildings	CA's	CA's	Other	Equip
	& site	(incl	(incl.	under	plant,	under
	imp'mnt	l'hold	l'hold	finance	equip &	finance	Total
		imp'mnt)	imp'mnt)	lease	MV	lease
Note	$m	$m	$m	$m	$m	$m	$m

30 June 2001

Carrying amount at cost (1.12)

Balance at 30 June 2000	185	1,241	32,313	954	2,316	62	37,071
- additions	1	92	2,956	-	277	3	3,329
- disposals	(26)	(31)	(1,786)	(6)	(840)	-	(2,689)
- acquisitions of businesses	-	30	398	-	62	-	490
- recoverable amount writedowns	-	-	-	-	(2)	-	(2)
- net foreign currency exchange differences on
translation of financial statements of self-
sustaining operations	-	3	39	-	7	-	49
- other	-	4	229	(42)	(3)	-	188
Balance at 30 June 2001	160	1,339	34,149	906	1,817	65	38,436

Accumulated depreciation/amortisation

Balance at 30 June 2000	-	(351)	(12,881)	(117)	(1,381)	(25)	(14,755)
- disposals	-	14	851	-	371	-	1,236
- acquisitions of businesses	-	(1)	5	-	(15)	-	(11)
- recoverable amount writedowns	-	-	-	-	1	-	1
- depreciation and amortisation expense 3	-	(56)	(2,116)	(89)	(156)	(8)	(2,425)
- net foreign currency exchange differences on
translation of financial statements of self-
sustaining operations	-	-	(3)	-	(1)	-	(4)
- other	-	(14)	261	42	41	(5)	325
Balance at 30 June 2001	-	(408)	(13,883)	(164)	(1,140)	(38)	(15,633)

Net book value

As at 30 June 2001	160	931	20,266	742	677	27	22,803

General purpose land and buildings
 (a) Land and site improvements
 (b) Buildings (including leasehold improvements)

Communication assets
 (c) Communication assets (including leasehold improvements)
 (d) Communication assets under finance lease

Other plant and equipment
 (e) Other plant, equipment and motor vehicles
 (f) Equipment under finance lease

Telstra Entity	(a)	(b)	(c)	(d)	(e)	(f)
	Land	Buildings	CA's	CA's	Other	Equip
	& site	(incl	(incl.	under	plant,	under
	imp'mnt	l'hold	l'hold	finance	equip &	finance	Total
		imp'mnt)	imp'mnt)	lease	MV	lease
Note	$m	$m	$m	$m	$m	$m	$m

30 June 2002

Carrying amount at cost (1.12)

Balance at 30 June 2001	160	1,267	33,259	905	1,504	24	37,119
- additions	-	63	2,682	-	37	-	2,782
- disposals	(33)	(32)	(713)	-	(246)	(24)	(1,048)
- other	(47)	(588)	407	(47)	1	-	(274)
Balance at 30 June 2002	80	710	35,635	858	1,296	-	38,579

Accumulated depreciation/amortisation

Balance at 30 June 2001	-	(396)	(13,694)	(164)	(974)	(24)	(15,252)
- disposals	-	15	650	-	142	24	831
- depreciation and amortisation expense 3	-	(79)	(2,130)	(79)	(85)	-	(2,373)
- other	-	213	(191)	48	(3)	-	67
Balance at 30 June 2002	-	(247)	(15,365)	(195)	(920)	-	(16,727)

Net book value

As at 30 June 2002	80	463	20,270	663	376	-	21,852

General purpose land and buildings
 (a) Land and site improvements
 (b) Buildings (including leasehold improvements)

Communication assets
 (c) Communication assets (including leasehold improvements)
 (d) Communication assets under finance lease

Other plant and equipment
 (e) Other plant, equipment and motor vehicles
 (f) Equipment under finance lease

Telstra Entity	(a)	(b)	(c)	(d)	(e)	(f)
	Land	Buildings	CA's	CA's	Other	Equip
	& site	(incl	(incl.	under	plant,	under
	imp'mnt	l'hold	l'hold	finance	equip &	finance	Total
		imp'mnt)	imp'mnt)	lease	MV	lease
Note	$m	$m	$m	$m	$m	$m	$m

30 June 2001

Carrying amount at cost (1.12)

Balance at 30 June 2000	185	1,224	31,598	954	2,056	24	36,041
- additions	1	70	2,916	-	209	-	3,196
- disposals	(26)	(30)	(1,472)	(6)	(759)	-	(2,293)
- recoverable amount writedowns	-	-	-	-	1	-	1
- other	-	3	217	(43)	(3)	-	174
Balance at 30 June 2001	160	1,267	33,259	905	1,504	24	37,119

Accumulated depreciation/amortisation

Balance at 30 June 2000	-	(341)	(12,512)	(117)	(1,221)	(19)	(14,210)
- disposals	-	15	839	-	348	-	1,202
- depreciation and amortisation expense 3	-	(55)	(1,990)	(89)	(140)	(5)	(2,279)
- other	-	(15)	(31)	42	39	-	35
Balance at 30 June 2001	-	(396)	(13,694)	(164)	(974)	(24)	(15,252)

Net book value

As at 30 June 2001	160	871	19,565	741	530	-	21,867

General purpose land and buildings
 (a) Land and site improvements
 (b) Buildings (including leasehold improvements)

Communication assets
 (c) Communication assets (including leasehold improvements)
 (d) Communication assets under finance lease

Other plant and equipment
 (e) Other plant, equipment and motor vehicles
 (f) Equipment under finance lease

Communication assets
 Communication assets include certain network land and buildings which are essential to the operation of communication assets.

Current value of all land and buildings

We obtain valuations of all of our land and buildings at least once every three years and the current value as at 30 June 2002 is as follows:

  $2,906 million for the Telstra Group (fiscal 2001: $3,321 million); and
  $2,866 million for the Telstra Entity (fiscal 2001: $3,313 million).

These current values are not at independent valuation. The following bases are used in determining the current value of property, plant and equipment:

Property, plant and equipment category	Valuation basis

General purpose land and buildings	Market value

Communication assets and other plant and equipment
Network land	Market value
Network buildings	Depreciated replacement cost

These valuations do not include land and buildings held for resale as included in note 14.

Details of our capital expenditure and finance lease commitments are shown in note 20 to these financial statements.

Assets pledged as security

Included in our balances of property, plant and equipment are assets which have been pledged as collateral for a bank loan entered into by our controlled entity, TelstraClear Limited. The property, plant and equipment and other assets subject to this pledge are detailed in the table below:

	Telstra Group	Telstra Entity
	As at 30 June	As at 30 June
	2002 $m	2002 $m

Property, plant and equipment	818	-
Other assets	415	-
	1,233	-

13. Intangible assets

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2002	2001	2002	2001
	$m	$m	$m	$m

13. Intangible assets

Goodwill (1.14(a))	2,219	1,623	6	-
Accumulated amortisation	(156)	(75)	(1)	-
	2,063	1,548	5	-

Patents, trademarks and licences (1.14(b))	697	970	340	554
Accumulated amortisation	(87)	(198)	(71)	(181)
	610	772	269	373

Brandnames (1.14(b))	247	228	-	-
Accumulated amortisation	(16)	(5)	-	-
	231	223	-	-

Customer bases (1.14(b))	629	504	-	-
Accumulated amortisation	(112)	(35)	-	-
	517	469	-	-
	3,421	3,012	274	373

As at 30 June 2002, the net goodwill balance was from investments made in the following controlled entities:

	Telstra Group
	As at 30 June
	2002	2001
	$m	$m

Regional Wireless Company (i)	1,884	1,431
TelstraClear Limited (ii)	79	-
Pacific Access Pty Ltd (iii)	41	43
Telstra Enterprise Services Pty Ltd (iv)	39	45
InsNet Pty Ltd	11	14
Other (v)	9	15
Net goodwill	2,063	1,548

(i) On 28 June 2002, we acquired the remaining 40% shareholding of Regional Wireless Company that we did not hold, resulting in additional goodwill of $522 million. For further information, refer note 23.

(ii) On 12 December 2001, we acquired an additional 8.4% interest in TelstraClear Limited giving a 58.4% controlling interest in this company. For further information, refer note 23.

(iii) On 19 August 2002, Pacific Access Pty Ltd changed its name to Sensis Pty Ltd.

(iv) During fiscal 2002, Advantra Pty Ltd changed its name to Telstra Enterprise Services Pty Ltd. For further information, refer note 23.

(v) Included within the other category for fiscal 2001 was net goodwill relating to Keycorp Limited (Keycorp). We have deconsolidated Keycorp from 28 June 2002 and reclassified our investment from a controlled entity to an associated entity due to loss of control. For further information, refer note 23.

14. Other assets

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2002	2001	2002	2001
	$m	$m	$m	$m

14. Other assets

Current
Net deferred mobile phone handset subsidies (1.15(b))	184	198	184	198
Deferred expenditure (1.15(c))	233	212	197	209
Prepayments	187	139	132	117
Land and buildings held for resale (i)	434	-	434	-
	1,038	549	947	524

Non current
Deferred expenditure (1.15(c))	397	409	396	368
Accumulated amortisation	(12)	(11)	(12)	(10)
	385	398	384	358
Software assets developed for internal use (1.15(d))	2,627	2,310	2,469	2,146
Accumulated amortisation	(823)	(685)	(808)	(675)
	1,804	1,625	1,661	1,471
Net deferred mobile phone handset subsidies (1.15(b))	17	55	17	56
	2,206	2,078	2,062	1,885

(i) We have reclassified $434 million of land and buildings from property, plant and equipment as these assets are considered to be held for sale as at 30 June 2002. Subsequent to balance date, we have entered an agreement to sell the land and buildings that are subject to the reclassification (refer to note 28 for further details).

15. Payables

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2002	2001	2002	2001
Note	$m	$m	$m	$m

15. Payables

Current
Trade creditors (a)	606	737	424	533
Accrued expenses	1,328	1,396	999	946
Accrued capital expenditure	194	210	277	285
Accrued interest	237	234	234	234
Other creditors (a)	426	295	172	147
Amounts owed to controlled entities (other than trade creditors) 27	-	-	125	3
	2,791	2,872	2,231	2,148

Non current
Other creditors	129	120	68	3

Australian dollar equivalents
Australian dollar equivalents of amounts payable in
foreign currencies not effectively hedged:
- Euro	54	37	54	37
- British pounds	10	10	10	10
- Japanese yen	7	-	7	-
- United States dollars	341	478	327	478
- Canadian dollars	21	-	21	-
	433	525	419	525

(a) We generally pay trade creditors and other creditors within 30 days of the date of invoice for electronic funds transfer payments, or 30 days from the end of the month of invoice for other payments. The carrying value of these balances is approximately equal to net fair value.

16. Interest-bearing liabilities

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2002	2001	2002	2001
Note	$m	$m	$m	$m

16. Interest-bearing liabilities

Current
Short term debt
Bank overdrafts (a)	-	10	-	-
Loan from joint venture entities and associated entities (b) 27	4	-	4	-
Bills of exchange and commercial paper (c)	602	2,542	602	2,510
	606	2,552	606	2,510

Long term debt - current portion
Bank loans (d)	539	3	20	-
Loans from controlled entities 27	-	-	1,704	4,879
Telstra bonds (e)	582	39	582	39
Other loans (f)	119	-	119	-
Finance leases (g) 20	20	10	7	5
	1,260	52	2,432	4,923
	1,866	2,604	3,038	7,433

Non current
Long term debt
Bank loans (d)	1,074	2,096	1,063	2,082
Telstra bonds (e)	2,605	2,193	2,605	2,193
Other loans (f)	8,160	7,067	8,160	7,060
Finance leases (g) 20	21	30	1	10
	11,860	11,386	11,829	11,345

Total debt payable
Short term debt
Bank overdrafts (a)	-	10	-	-
Loan from joint venture entities and associated entities (b) 27	4	-	4	-
Bills of exchange and commercial paper (c)	602	2,542	602	2,510
	606	2,552	606	2,510

Long term debt (including current portion)
Bank loans (d)	1,613	2,099	1,083	2,082
Loans from controlled entities 27	-	-	1,704	4,879
Telstra bonds (e)	3,187	2,232	3,187	2,232
Other loans (f)	8,279	7,067	8,279	7,060
Finance leases (g) 20	41	40	8	15
	13,120	11,438	14,261	16,268
	13,726	13,990	14,867	18,778

Our interest-bearing liabilities are unsecured, except for:

  finance leases which are secured, as the rights to the leased asset transfer to the lessor in the event of a default by us;
  bank overdrafts which are $nil (2001: $10 million); and
  bank loans of $519 million (2001: $6 million) held by non-Australian controlled entities.

Refer to notes (a) and (d) below.

Our long term debt is repayable over the next five years ending 30 June and after as follows:

	Telstra Group
	2003	2004	2005	2006	2007	after 2007	Total
	$m	$m	$m	$m	$m	$m	$m

Long term debt payable	1,260	679	2,203	2,109	376	6,542	13,169
Unamortised discount							(49)
							13,120

(a) Bank overdrafts

As at 30 June 2002, our bank overdrafts are $nil. As at 30 June 2001, our bank overdrafts of $10 million relating to our controlled entities were secured against certain fixed and floating assets of those controlled entities. Interest on bank overdrafts was charged at the relevant bank's benchmark rate current at that time. The effective interest rate relating to these overdrafts were 13.73%. The bank overdrafts were payable on demand and subject to review by the banks.

(b) Loan from joint venture entities and associated entities

As at 30 June 2002, we owed a joint venture entity $4 million (2001: $nil) for an amount deposited with the Telstra Entity. The amount is repayable on demand and has an interest rate of 4.70% (2001: nil%).

(c) Bills of exchange and commercial paper

We have issued bills of exchange and commercial paper of $602 million (2001: $2,542 million) to financial institutions with an original maturity of less than 180 days.

Included in bills of exchange are $nil (2001: $32 million) issued by a controlled entity. These bills were secured by registered equitable mortgages over the controlled entity's assets, including uncalled capital.

At 30 June 2002, $602 million (2001: $2,233 million) of the commercial paper matures in less than three months. The weighted average effective interest rate applicable to this commercial paper at 30 June 2002 was 4.41% (2001: 4.62%).

(d) Bank loans

Our non-Australian controlled entities have the following bank loans:

	A$ amount		Interest rates
	As at 30 June		Year ended 30 June
	2002	2001	2002	2001
	A$m	A$m	%	%

Indian rupees bank loans (i)	-	7	-	14.9
Sri Lankan rupees bank loans (ii)	11	10	17.0	18.0
New Zealand dollar loans (iii)	519	-	6.82	-
Total bank loans including current portion	530	17

(i) In fiscal 2001, $6 million of this loan held by a non-Australian controlled entity was secured against certain fixed and floating assets of that controlled entity. We sold our ordinary share holding in this non-Australian controlled entity in fiscal 2002.

(ii) This loan has not been secured, but a negative pledge has been given by our controlled entity and we have issued a letter of comfort.

(iii) This loan is secured against certain fixed and floating assets of our controlled entity TelstraClear Limited. For further details of assets pledged as security, refer note 12.

Our total bank loans are repayable over the next five years ending 30 June and after as follows:

	Telstra Group
	2003	2004	2005	2006	2007	after 2007	Total
	$m	$m	$m	$m	$m	$m	$m

Bank loans	539	9	2	1,063	-	-	1,613

(e) Telstra bonds

During fiscal 2002, $39 million of Telstra bonds matured. Telstra bonds have been issued to both retail and wholesale investors and have effective interest rates ranging from 3.5% to 12.67% (2001: 3.0% to 12.7%). They mature up until the year 2020 (2001: 2020). Our Telstra bonds are repayable over the next five years ending 30 June and after as follows:

	Telstra Group
Coupon interest rate	up to 6.0%	up to 8.0%	up to 10.0%	up to 12.0%	up to 16.0%	Total
	$m	$m	$m	$m	$m	$m
Due in the year ending June 30
2003	-	-	66	514	-	580
2004	158	45	7	-	-	210
2005	-	250	3	19	-	272
2006	-	-	12	504	-	516
2007	-	-	-	-	-	-
After 2007	35	1,510	28	44	32	1,649
	193	1,805	116	1,081	32	3,227
Unamortised discount						(40)
						3,187

(f) Other loans

Details of our other loans are presented in the table below:

Telstra Group - Other loans details	A$ amount		Interest rates		Maturity dates
	As at 30 June		Year ended 30 June		As at 30 June
	2002	2001	2002	2001	2002	2001
	A$m	A$m	%	%

Australian dollar loans	-	6	-	-	-	between Dec 2003 and Dec 2005
US dollar loans	2,301	1,466	2.40% to 6.50%	5.25% to 7.06%	between July 2003 and April 2012	between July 2003 and April 2008
Euro eurobond loan	4,352	4,133	5.88% to 6.38%	6.03% to 6.49%	between June 2005 and June 2011	between June 2005 and June 2011
Deutschemark eurobond loan	891	845	5.13%	5.24%	April 2008	April 2008
French franc loan	399	377	6.00%	6.15%	December 2006	December 2006
Swiss franc eurobond loan	357	328	3.38%	3.50%	June 2005	June 2005
Japanese yen loans	415	285	0.33% to 5.58%	0.33% to 5.57%	between Oct 2002 and Sep 2010	between Oct 2002 and May 2008
Singapore dollar loans	100	108	3.80%	3.80%	March 2008	March 2008
Net (receivable)/payable on currency swaps entered to hedge these borrowings	(536)	(481)	-	-	-	-
Total other loans including current portion	8,279	7,067

Our other loans are repayable over the next five years ending 30 June and after as follows:

	Telstra Group
	2003	2004	2005	2006	2007	after 2007	Total
	$m	$m	$m	$m	$m	$m	$m

Other loans	119	441	1,927	530	376	4,893	8,286
Unamortised discount							(7)
							8,279

(g) Finance leases

Details of minimum lease payments due under finance leases are presented as follows:

	Telstra Group
	2003	2004	2005	2006	2007	after 2007	Total
	$m	$m	$m	$m	$m	$m	$m

Finance leases	22	19	2	-	-	-	43
Future finance charges							(2)
							41

(h) Net fair values

We determine net fair values of fixed rate loans and bonds issued using current risk adjusted market rates. The carrying amounts of bank overdrafts, bills of exchange and commercial paper, loans from joint venture entities and associated entities, bank loans and finance lease liabilities, are approximately equal to net fair value.

The net fair values of other borrowings where the carrying amounts (including accrued interest) are significantly different to their net fair values are shown below:

	Telstra Group		Telstra Group
	Carrying amount (i)		Net fair value
	As at 30 June		As at 30 June
	2002	2001	2002	2001
	$m	$m	$m	$m

Telstra bonds	3,253	2,280	3,472	2,472
Other loans (ii)	8,904	7,630	9,097	7,672

The difference between the carrying amounts and net fair values relates mainly to interest rate movements.

(i) The carrying amount represents principal and accrued interest.

(ii) The carrying amount and net fair value of other loans excludes cross currency swaps which are disclosed in note 29.

(i) Financing arrangements

	As at 30 June		As at 30 June
	2002	2001	2002	2001
	$m	$m	$m	$m

Our financing arrangements
We have access to the following lines of credit:

Credit standby arrangements
Unsecured committed cash standby facilities which are subject to annual review	955	847	815	847
Amount of credit unused	896	847	815	847

Secured bank overdraft and term loan facilities	-	2	-	-
Amount of credit unused	-	2	-	-

Loan facilities
Unsecured bank term loan facilities	2,313	4,592	2,313	4,432
Amount of credit unused	1,250	2,412	1,250	2,350

We have commercial paper facilities in place with financial institutions under which we may issue up to $16,088 million (2001: $17,756 million). As at 30 June 2002, we had drawn down $602 million (2001: $2,542 million) of these commercial paper facilities. These facilities are not committed and we have no guaranteed access to the funds. None of the facilities are underwritten.

17. Provisions

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2002	2001	2002	2001
Note	$m	$m	$m	$m

17. Provisions

Current
Dividends payable 7	1,415	1,416	1,415	1,416
Employee entitlements (a)	373	429	253	362
Workers' compensation (1.18(b))	41	43	38	41
Other provisions	74	130	17	83
	1,903	2,018	1,723	1,902

Non current
Employee entitlements (a)	572	584	517	516
Workers' compensation (1.18(b))	229	241	218	232
Other provisions	47	21	22	21
	848	846	757	769

(a) Employee entitlements consist of amounts for annual leave, long service leave and redundancy payments to employees (refer to note 1.18(a)).

Total employee entitlements	945	1,013	770	878

The carrying amounts of all provisions are approximately equal to their net fair value.

18. Contributed equity

	Telstra Group & Telstra Entity
	As at 30 June
	2002	2002	2001	2000
	$m	US$m	$m	$m

18. Contributed equity

Issued and paid up capital

12,866,600,200 fully paid ordinary shares (a)	6,433	3,602	6,433	6,433

(a) Each of our fully paid ordinary shares carries the right to one vote at a meeting of the company. Holders of our shares also have the right to receive dividends as declared, and to participate in the proceeds from sale of all surplus assets in proportion to the total shares issued in the event of the company winding up.

19. Employee share plans

(a) TESOP 99 and TESOP 97
 As part of the Commonwealth sale of its shareholding in fiscal 2000 and fiscal 1998 we offered our eligible employees as defined by the employee share plans the opportunity to buy Telstra shares. The shares were ordinary shares of the Telstra Entity at the time of the offer.

These share plans were:

  the Telstra Employee Share Ownership Plan II (TESOP 99); and
  the Telstra Employee Share Ownership Plan (TESOP 97).

All eligible employees of the Telstra Entity and companies that Telstra owned greater than 50% equity were able to participate in the plans. Certain employees who were part time, casual, fixed term, on leave without pay or living outside Australia and contractors were not eligible to participate.

Generally, employees were offered interest free loans to acquire certain shares and in some cases became entitled to certain extra shares and loyalty shares as a result of participating in the plans. All shares acquired under the plans were transferred from the Commonwealth either to the employees or to the trustee for the benefit of the employees. Telstra ESOP Trustee Pty Ltd is the trustee for TESOP 99 and TESOP 97 and holds the shares on behalf of participants. This company is 100% owned by us.

While a participant remains an employee of the Telstra Entity, a company in which Telstra owns greater than 50% equity or the company which was their employer when the shares were acquired, there is no date by which the employee has to repay the loan, although early repayment can be made. The loan shares, extra shares and in the case of TESOP 99, the loyalty shares, are generally subject to a restriction on the sale of the shares or transfer to the employee for three years, or until the relevant employment ceases (as well as full loan repayment for loan shares and TESOP 97 extra shares). Approximately 80% of the dividends on the loan shares and TESOP 97 extra shares held for the employees under the plans are used to repay their loans.

If a participating employee leaves the Telstra Entity, a company in which Telstra owns greater than 50% equity or the company which was their employer when the shares were acquired, the employee may be required to repay their loan within two months of leaving. This is the case except where the restriction period has ended because of the employee's death or disablement (in this case the loan must be repaid within 12 months).

If the employee does not repay the loan when required, the shares can be sold and the proceeds of sale used to repay the loan. Also, for TESOP 99, the Government guaranteed an allocation of up to 5,000 shares for employees using their own funds to purchase shares in the public offer. These shares are directly held by the employees.

Further details on each of the plans are highlighted in the table below in section (c).

Telstra incurs expenses in relation to the administration of the trusts for TESOP 97 and TESOP 99. These are recognised in the statement of financial performance as incurred. The allocation of shares under these plans did not give rise to any other expense to be recognised by us.

(b) Telstra Growthshare Trust

Telstra Growthshare Trust commenced in fiscal 2000. Under the trust, Telstra operates three different share plans:

  Growthshare
  Directshare; and
  Ownshare

The trustee for the trust is Telstra Growthshare Pty Ltd. This company is 100% owned by us. Allocations are in the form of options, restricted shares, performance rights, directshares and ownshares under these plans. Refer to the tables in section (c) below for more information.

(i) Telstra Growthshare

Telstra Growthshare started in fiscal 2000. Its purpose is to align key executives' rewards with shareholders' interests, and reward performance improvement supporting business plans and corporate strategies.

The board determines who is invited to participate in Telstra Growthshare. Allocations are in the form of options, restricted shares and performance rights. An option, restricted share or performance right represents a right to acquire a share in Telstra. Generally, options, restricted shares and performance rights may only be exercised to acquire Telstra shares if a performance hurdle is satisfied in the performance period and in the case of options, the exercise price is paid by the executive.

Performance hurdle for options, restricted shares and performance rights

For allocations made during fiscal 2002, the applicable performance hurdle is based on comparing Telstra's total shareholder return (TSR) with the TSRs of the companies in the S&P/ASX 200 (Industrial) Index (peer group) within the performance period.

The companies in the peer group are anchored at the effective date of allocation, and this same peer group of companies are then tracked during the performance period. At the end of each quarter during the performance period, the 30 day average TSR is calculated for Telstra and the companies in the peer group for each trading day during that quarter.

The number of options and performance rights exercisable is dependant on whether, during the performance period, the Telstra 30 day average TSR achieves or exceeds the 50th percentile ranking when compared to the 30 day average TSR of the peer group, and the timing of when or if this occurs.

Both the number of options and the number of performance rights potentially exercisable are based on the following:

  If in the first quarter of the performance period Telstra's percentile ranking is the 50th percentile or above then:
  (i) the number of options and performance rights that become exercisable for that quarter is scaled proportionately from the 50th percentile (at which 100% of the allocation becomes exercisable) to the 75th percentile (at which 200% of the allocation becomes exercisable); and
   (ii) in subsequent quarters, the number that become exercisable is based on the same proportionate scale, but is reduced by the number of options or performance rights that have previously become exercisable.
  If in the first quarter of the performance period the percentile ranking is less than the 50th percentile then:
  (i) half of the allocation will lapse; and
   (ii) in subsequent quarters, 100% of the options or performance rights will become exercisable if the ranking is the 50th percentile or above for that quarter.
  If Telstra does not achieve or exceed the 50th percentile ranking in any quarter of the performance period, all options and performance rights will lapse.

For all allocations prior to 30 June 2001, the applicable performance hurdle was that the average Telstra Accumulation Index must exceed the average All Industrials Accumulation Index for thirty consecutive days within the performance period. If the performance hurdle is satisfied for these allocations, all of the relevant options or restricted shares would become exercisable (ie. they do not become exercisable on a proportionate basis).

Options

An executive is not entitled to Telstra shares before the options allocated under Growthshare are exercised. This means that the executive cannot use options to vote or receive dividends. If the performance hurdle is satisfied in the performance period, options may be exercised at any time before the expiry date; otherwise they will lapse. Once the options are exercised, Telstra shares will be transferred to the executive. Telstra provides loans to the trustee to enable it to purchase shares on market to underpin the options. When exercised, the executive pays for the shares at the exercise price and the loan is repaid to us. We receive interest on the loans to the trust.

On the basis that the executives must pay the exercise price of the options, which repays the loans made by Telstra, there is no expense to be included in our statement of financial performance. For the purposes of the United States generally accepted accounting principles (USGAAP) disclosures, the estimated fair value of the options was made at the date of grant using an approach consistent with the binomial and Black-Scholes valuation models. The compensation expense for USGAAP in relation to options allocated in fiscal 2002 was $41 million.

Restricted Shares

The executive is not entitled to Telstra shares before the restricted shares allocated under Growthshare vest. If the performance hurdle is satisfied in the performance period, restricted shares may be exercised at any time before the expiry date, otherwise they will lapse. Once the restricted shares have vested, they become restricted trust shares, which will generally be held by the trustee for the executive for a certain period. Once converted into restricted trust shares, the executive has an interest in Telstra shares and is entitled to dividends, other distributions, and voting rights.

Restricted trust shares are held by the Trustee until the earlier of:

  the period determined in accordance with the trust deed (refer to table in section (c));
  the executive finishes employment with Telstra; or
  a date nominated by the board.

The executive may exercise restricted shares at a cost of $1 in total for all restricted shares exercised. These shares are recorded as an expense to us when we provide funding to the trust to purchase them on market. In fiscal 2002, there was no restricted shares allocated and therefore no associated expense.

Performance Rights

An executive is not entitled to Telstra shares before the performance rights allocated under Growthshare vest. If the performance hurdle is satisfied in the performance period, a specified number of performance rights as determined in accordance with the trust deed and terms of issue, will become vested performance rights. The vested performance rights can then be exercised at any time before the expiry date, otherwise they will lapse. Once the vested performance rights are exercised, Telstra shares will be transferred to the executive. Until this time, the executive cannot use the performance rights (or vested performance rights) to vote or receive dividends.

Telstra shares will be transferred to the executive on exercise of vested performance rights. The executive may exercise the performance rights at a cost of $1 in total for all performance rights. Telstra shares are recorded as an expense to us when we provide funding to the trust to purchase them on market. In fiscal 2002, we recorded an expense of $6.5 million.

(ii) Telstra Directshare

Non-executive directors may be provided part of their fees in Telstra shares. Directors will receive 20% of their remuneration by way of directshares. Shares are acquired by the trustee from time to time and allocated to the participating directors on a 6 monthly basis, on dates determined by the trustee in its discretion. Although the trustee holds the shares in trust, the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses and rights issues) until they are transferred at expiration of the restriction period.

The restriction period continues:

  for five years from the date of allocation of the shares;
  until the participating director is no longer a director of or is employed by a company in the Telstra Group; or
  until the board of Telstra determines that an 'event' has occurred.

At the end of the restriction period, the directshares will be transferred to the participating director. The participating director is not able to deal in the shares until this transfer has taken place. There is no additional expense associated with shares allocated under this plan as the shares are paid for from an allocation of directors' fees.

(iii) Telstra Ownshare

Certain eligible employees may be provided part of their remuneration in Telstra shares. Those employees indicate a preference to be provided Telstra shares as part of their remuneration. Shares are acquired by the trustee from time to time and allocated to these employees at the time their application is accepted. Although the trustee holds the shares in trust, the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses or rights issues) until they are transferred at expiration of the restriction period.

The restriction period continues:

  for three years or five years depending on the election made by the participant at the time of allocation;
  until the participant ceases to be employed by the Telstra Group; or
  until the board of Telstra determines that an 'event' has occurred.

At the end of the restriction period, the ownshares will be transferred to the participant. The participant is not able to deal in the shares until this transfer has taken place. We do not incur any additional expense associated with this plan as the shares allocated are paid for by employees through an allocation of remuneration.

(c) Share plan information

The table below provides information about our TESOP 99 and TESOP 97 share plans:

	TESOP 99	TESOP 97
Date used to determine number of eligible employees	27 August 1999	20 September 1997
Date the plan started	16 October 1999	15 November 1997
Number of employees eligible to participate	53,900	64,309
Price paid by employee - first instalment	(16 October 1999) $4.50	(15 November 1997) $1.95
Price paid by employee - second instalment	(2 November 2000) $2.90	(17 November 1998) $1.35
Total price paid by employee and market price on date of issue	$7.40	$3.30

Number of shares each eligible employee was able to buy with interest free loan (loan shares)	400	2,000
Number of extra shares received by each eligible employee	one extra share for every four guaranteed allocation shares purchased up to a limit of 200	one extra share for every four loan shares or non-loan shares purchased up to a limit of 500
The date participating employees have full ownership of the loan shares and extra shares (i)	16 October 2002	15 November 2000
Number of employees who purchased loan shares	42,439	55,748
Total number of loan shares initially purchased	16,939,000	109,979,100
Total number of extra shares initially acquired relating to loan shares	(ii)	27,494,775
Number of employees who used their own funds to buy shares in TESOP and received extra shares	21,424	2,282
Number of shares initially purchased under TESOP with own funds	(iii)	3,776,732
Number of extra shares initially acquired by employees from using their own funds	(ii) 3,903,314	944,183
Total market value of shares at issue date (including extra shares)	$93,790,413 (first instalment) $58,832,889 (second instalment)	$277,279,841 (first instalment) $181,936,265 (second instalment)
Total initial loan made to employees	$76,225,500 (first instalment) $48,556,440 (second instalment)	$221,823,872 (first instalment) $144,401,940 (second instalment)
Loan discount paid on behalf of employees ($1 per loan)	$42,439	$55,748
Number of Commonwealth loyalty shares available to each eligible employee at no additional cost (shares need to be held for 12 months to qualify)	one for every 10 shares purchased in the Commonwealth component limited to 80	one for every 10 shares purchased in the public offer limited to 200
Number of employees who received Commonwealth loyalty shares	(iv)17,138	21,761
Number of loyalty shares issued	(iv) 1,243,305	3,162,222
Market value of Commonwealth loyalty shares issued	(iv) $7,696,058 ($6.19 per share)	$20,363,290 ($6.46 per share)

(i) In the case of all loan shares and extra shares acquired under TESOP 97, the loan must be repaid in full before shares may be transferred to the employee.

(ii) For TESOP 99, the extra shares were acquired under the Commonwealth component as a result of employees acquiring guaranteed allocation shares in the public offer using their own funds.

(iii) Does not include guaranteed allocation shares acquired by employees from the Commonwealth under the Commonwealth component.

(iv) TESOP 99 loyalty shares were issued to eligible employees still holding their Commonwealth component shares on 2 November 2000 and did not prepay the final instalment.

We provide the following information about Telstra Growthshare: September 1999 offer of options and restricted shares:

	Growthshare 2000 options (v)	Growthshare 2000 restricted shares (v)
Number of executives who were allocated options and restricted shares	45	45
Effective commencement date of options and restricted shares	13 September 1999	13 September 1999
Performance hurdle period - ie. over what time period executives have to satisfy performance hurdle to be eligible for shares	period between 13 September 2002 and 13 September 2004	period between 13 September 2002 and 13 September 2004
Number of options and restricted shares issued	3,370,000	573,500
Exercise price	$8.02 per option	$1 in total per holding as long as performance hurdle is met

Market value of shares on commencement date	$8.02 per share	$8.02 per share
Exercise date (once performance hurdle is met)	any time before 13 September 2009	any time before 13 September 2004

September 2000 offer of options and restricted shares:

	Growthshare 2001 options (v)	Growthshare 2001 restricted shares (v)
Number of executives who were allocated options and restricted shares	113	112
Effective commencement date of options and restricted shares	8 September 2000	8 September 2000
Performance hurdle period - ie. over what time period executives have to satisfy performance hurdle to be eligible for shares	period between 8 September 2003 and 8 September 2005	period between 8 September 2003 and 8 September 2005
Number of options and restricted shares issued	4,684,200	961,900
Exercise price	$6.28 per option	$1 in total per holding as long as performance hurdle is met

Market value of shares on commencement date	$6.28 per share	$6.28 per share
Exercise date (once performance hurdle is met)	any time before 8 September 2010	any time before 8 September 2005

March 2001 offer of options and restricted shares:

	Growthshare 2001 options (v)	Growthshare 2001 restricted shares (v)
Number of executives who were allocated options and restricted shares	2	2
Effective commencement date of options and restricted shares	16 March 2001	16 March 2001
Performance hurdle period - ie. over what time period executives have to satisfy performance hurdle to be eligible for shares	period between 16 March 2004 and 16 March 2006	period between 16 March 2004 and 16 March 2006
Number of options and restricted shares issued	168,710	43,817
Exercise price	$6.55 per option	$1 in total per holding as long as performance hurdle is met

Market value of shares on commencement date	$6.55 per share	$6.55 per share
Exercise date (once performance hurdle is met)	any time before 16 March 2011	any time before 16 March 2006

September 2001 offer of options and performance rights:

	Growthshare 2002 options (v)	Growthshare 2002 performance rights (v)
Number of executives who were allocated options and performance rights	155	155
Effective commencement date of options and performance rights	6 September 2001	6 September 2001
Performance hurdle period - ie. over what time period executives have to satisfy performance hurdle to be eligible for shares	period between 6 September 2004 and 6 September 2006	period between 6 September 2004 and 6 September 2006
Number of options and performance rights issued (representing a 200% allocation or maximum entitlement available)	37,034,000	3,537,100
Exercise price	$4.90 per option	$1 per parcel of performance rights exercised as long as performance hurdle is met

Market value of shares on commencement date	$4.90 per share	$4.90 per share
Exercise date (once performance hurdle is met)	any time before 6 September 2011	any time before 6 December 2006

March 2002 offer of options and performance rights:

	Growthshare 2002 options (v)	Growthshare 2002 performance rights (v)
Number of executives who were allocated options and performance rights	4	4
Effective commencement date of options and performance rights	14 March 2002	14 March 2002
Performance hurdle period - ie. over what time period executives have to satisfy performance hurdle to be eligible for shares	period between 14 March 2005 and 14 March 2007	period between 14 March 2005 and 14 March 2007
Number of options and performance rights issued (representing a 200% allocation or maximum entitlement available)	2,068,000	167,200
Exercise price	$5.63 per option	$1 per parcel of performance rights exercised as long as performance hurdle is met

Market value of shares on commencement date	$5.63 per share	$5.63 per share
Exercise date (once performance hurdle is met)	any time before 14 March 2012	any time before 14 June 2007

(v) Options, restricted shares and performance rights are subject to a performance hurdle. If this hurdle is not achieved they will have a $nil value and will lapse. As the achievement of the performance hurdle is uncertain a remuneration value is not attributed to the options, restricted shares or performance rights. Under Telstra's USGAAP disclosures (refer note 30), an approach consistent with the binomial and Black-Scholes pricing models was used to determine the fair value for options for the purpose of inclusion in the potential compensation expenses. The value of the allocations per security is as follows:

Offers	Growthshare options	Growthshare restricted shares	Growthshare performance rights
September 1999	$1.38	$5.64	(a)
September 2000	$0.89	$2.05	(a)
March 2001	$0.80	$2.15	(a)
September 2001	$0.90	(a)	$2.33
March 2002	$0.97	(a)	$2.51

(a) There were no allocations of performance rights or restricted shares in the relevant offer periods.

September 2000 allocation of directshares and ownshares:

	DirectShare Equity Plan	OwnShare Equity Plan
Number of eligible participants	11	4,405
Number of participants in the plan	11	306
Allocation date of shares	15 September 2000	15 September 2000
Number of shares allocated	13,426	373,557
Market value of shares on allocation date	$6.21 per share	$6.21 per share
Total market value of shares on allocation date	$83,375	$2,319,789

March 2001 allocation of directshares (vi):

DirectShare Equity Plan
Number of eligible non-executive directors	10
Number of participants in the plan	10
Allocation date of shares	19 March 2000
Number of shares allocated	14,771
Market value of shares on allocation date	$6.55 per share
Total market value of shares on allocation date	$96,750

(vi) There were no allocations under the ownshare equity plan in March 2001.

September 2001 allocation of directshares and ownshares:

	DirectShare Equity Plan	OwnShare Equity Plan
Number of eligible participants	11	6,263
Number of participants in the plan	10	321
Allocation date of shares	14 September 2001	14 September 2001
Number of shares allocated	19,445	333,911
Market value of shares on allocation date	$4.81 per share	$4.81 per share
Total market value of shares on allocation date	$93,531	$1,606,112

November 2001 allocation of ownshares (vii):

OwnShare Equity Plan
Number of eligible employees (viii)	11,181
Number of participants in the plan	90
Allocation date of shares	2 November 2001
Number of shares allocated	98,042
Market value of shares on allocation date	$4.98 per share
Total market value of shares on allocation date	$488,249

(vii) There were no allocations under the directshare equity plan in November 2001.

(viii) The November 2001 allocation provided the opportunity for employees to take up ownshares as part of their ongoing remuneration.

March 2002 allocation of directshares (ix):

DirectShare Equity Plan
Number of eligible non-executive directors	11
Number of participants in the plan	10
Allocation date of shares	14 March 2002
Number of shares allocated	18,117
Market value of shares on allocation date	$5.63 per share
Total market value of shares on allocation date	$101,999

(ix) There were no allocations under the ownshare equity plan in March 2002.

Shareholdings by non-executive directors as at 30 June 2002 as allocated under the directshare equity plan. These shareholdings have been included in the total shareholding disclosures made in note 27.

	Total shares held as at 30 June 2001	14 September 2001 allocation	14 March 2002 allocation	Transferred on exiting the scheme	Total held as at 30 June 2002
	No. of shares	No. of shares	No. of shares	No. of shares	No. of shares
Robert C Mansfield	6,886	4,990	4,263	-	16,139
John T Ralph	3,444	2,495	2,132	-	8,071
N Ross Adler (b)	2,153	1,560	-	(3,713)	-
Sam H Chisholm	-	-	-	-	-
Anthony J Clark	1,866	1,352	1,377	-	4,595
John E Fletcher	1,237	1,352	1,155	-	3,744
Belinda J Hutchinson (a)	-	-	1,664	-	1,664
Malcolm G Irving (b)	2,153	1,560	-	(3,713)	-
Catherine B Livingstone	1,237	1,352	1,155	-	3,744
Charles Macek (a)	-	-	1,554	-	1,554
Donald G McGauchie	1,866	1,352	1,155	-	4,373
Elizabeth A Nosworthy (b)	2,583	1,872	-	(4,455)	-
William A Owens (a)	-	-	1,997	-	1,997
Christopher I Roberts (c)	873	-	-	(873)	-
John W Stocker	2,153	1,560	1,665	-	5,378
Stephen W Vizard (c)	873	-	-	(873)	-
	27,324	19,445	18,117	(13,627)	51,259

(a) Belinda J Hutchinson, Charles Macek, and William A Owens were appointed on 16 November 2001.

(b) N Ross Adler, Malcolm G Irving, and Elizabeth A Nosworthy retired as directors on 16 November 2001. They have since exited the scheme and their shares have been transferred to them.

(c) Christopher I Roberts and Stephen W Vizard retired as directors during fiscal 2001, however their shareholdings were still held in trust as at 30 June 2001. They have now exited the scheme and their shares have been transferred to them.

We provide the following information about all of our share plans:

	All employee share plans As at 30 June 2002	All employee share plans As at 30 June 2001

Market price of Telstra shares	$4.66 per share	$5.38 per share
Employee shares loan balance (total including current and non current excluding Growthshare option loans - note 9)	$230 million	$270 million
Loan to Telstra Growthshare (other receivables non current - note 9)	$115 million	$41 million

TESOP 99
Remaining employees with loan shares	37,492	39,247
Remaining number of loan shares	14,965,500	15,666,400
Remaining number of extra shares	2,784,590	3,190,823
Remaining number of loyalty shares	1,081,671	1,243,305

TESOP 97
Remaining employees with loan shares	25,665	30,024
Remaining employees with non loan shares	-	-
Remaining number of loan shares	50,778,700	59,378,500
Remaining number of extra shares	12,694,675	14,844,625

Growthshare 2000 (i)
Number of executives with Growthshare 2000 options (ii) (iii)	29	31
Number of executives with Growthshare 2000 restricted shares (ii) (iii)	28	30
Number of Growthshare 2000 options outstanding (iii)	2,125,667	2,262,667
Number of Growthshare 2000 restricted shares outstanding (iii)	350,688	374,000

Growthshare 2001 (inclusive of both September and March allocations) (i)
Number of executives with Growthshare 2001 options (ii) (iv)	104	111
Number of executives with Growthshare 2001 restricted shares (ii) (iv)	103	110
Number of Growthshare 2001 options outstanding (iv)	4,189,551	4,486,168
Number of Growthshare 2001 restricted shares outstanding (iv)	870,700	929,758

Growthshare 2002 (inclusive of both September and March allocations)
Number of executives with Growthshare 2002 options (ii) (vi)	156	(v)
Number of executives with Growthshare 2001 performance rights (ii) (vi)	156	(v)
Number of Growthshare 2002 options outstanding (vi)	38,569,695	(v)
Number of Growthshare 2002 performance rights outstanding (vi)	3,653,441	(v)

(i) Prior year comparatives have been restated to include executives who have ceased employment but have retained partial eligibility under the plan arrangements.

(ii) The number of executives includes those executives which have ceased employment but retain partial eligibility under the plan arrangements.

(iii) 112,000 options (2001: 368,000 options) and 19,000 restricted shares (2001: 61,000 restricted shares) lapsed in relation to 2 executives (2001: 5 executives) who left our employment in fiscal 2002. A further 25,000 (2001: 33,333) options and 4,312 (2001: 21,000) restricted shares have lapsed in relation to 3 (2001: 1) executives who left our employment in fiscal 2002 and who retain partial eligibility under the plan arrangements.

(iv) 219,400 options (2001: 290,700 options) and 45,200 restricted shares (2001: 60,100 restricted shares) lapsed in relation to 7 executives (2001: 6 executives) who left our employment in fiscal 2002. A further 77,217 (2001: 115,542) options and 13,858 (2001: 23,859) restricted shares have lapsed in relation to 8 (2001: 3) executives who left our employment in fiscal 2002 and who retain partial eligibility under the plan arrangements.

(v) Options and performance rights were not allocated under this plan during fiscal 2001.

(vi) 338,000 options and 32,200 performance rights lapsed in relation to 3 executives who left our employment in fiscal 2002. A further 194,305 options and 18,659 performance rights have lapsed in relation to 4 executives who left our employment in fiscal 2002 and who retain partial eligibility under the plan arrangements.

	All employee share plans As at 30 June 2002	All employee share plans As at 30 June 2001

DirectShares
Number of non-executive directors with directshares (vii)	10	12
Number of directshares outstanding (vii)	51,259	27,324

OwnShares
Number of employees with ownshares (vii)	400	294
Number of ownshares outstanding (vii)	737,643	349,553

(vii) 28 employees (2001: 12 employees) have exited the ownshare equity plan during fiscal 2002 and 43,863 shares (2001: 24,004 shares) have been transferred to participants. 5 non-executive directors (2001: 1 non-executive director) have exited the directshare equity plan and 13,627 shares (2001: 873 shares) have been transferred from the trust.

(d) Keycorp Limited employee share plans

Until 28 June 2002, we consolidated Keycorp Limited's (Keycorp) financial results and position. Effective from this date, we have given up our right to appoint a majority of directors to the board of this company and, thus, are no longer in a position of control (refer to note 24 for further details). During the year, Keycorp operated an employee share ownership plan and employee share option incentive plan independent of the Telstra Entity plans, TESOP 99, TESOP 97 and Telstra Growthshare.

Employee share ownership plan

All employees of Keycorp can subscribe for shares under the employee share ownership plan. Keycorp shares are acquired at the prevailing share price in the open market and held for the benefit of, and in the name of, the participating employees.

At year end, 210 employees (2001: 294 employees), including directors, are eligible to participate in the plan through remuneration sacrifice or profit share allocations from the Keycorp Group. Keycorp expenses their contribution to the plan company in the year the profit share obligation is incurred. Shares purchased during the reporting period totalled 34,397 (2001: 5,335). At 30 June 2002, Keycorp no longer formed part of the Telstra group.

Employee share option incentive plan

During fiscal 2002, 228,000 options were issued to employees (2001: 200,000 options were issued during our period of control). 106,000 options lapsed (2001: 144,000 lapsed during our period of control) and 33,500 options expired (2001: nil options expired). Nil options (2001: nil) were exercised at the exercise prices of $3.00, $2.68 and $0.90. At 30 June 2002, the Telstra group no longer consolidates the obligations under Keycorp's Employee Share Option Incentive Plan.

The price payable by eligible employees for options is determined as the weighted average market price for Keycorp shares traded on the Australian stock exchange for the five days preceding the date of the offer of options.

The market price of Keycorp ordinary shares closed at $0.85 (2001: $2.31) on 28 June 2002.

20. Expenditure commitments

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2002	2001	2002	2001
	$m	$m	$m	$m

20. Expenditure commitments

(a) Capital expenditure commitments
Total capital expenditure commitments contracted for at
balance date but not recorded in the financial statements:
Within 1 year	379	303	353	569
Within 1-2 years	148	226	131	219
Within 2-3 years	139	203	114	203
Within 3-4 years	109	199	106	199
Within 4-5 years	109	170	106	170
After 5 years	23	140	23	140
	907	1,241	833	1,500

The capital expenditure commitments above include contracts for building and improving our networks and software enhancements.

Included in the amounts above are capital commitments
relating to information technology services (i):
Within 1 year	186	188	181	181
Within 1-2 years	97	158	92	158
Within 2-3 years	90	152	90	152
Within 3-4 years	88	147	88	147
Within 4-5 years	88	132	88	132
After 5 years	5	102	5	102
	554	879	544	872

(i) These capital commitments predominantly relate to amounts to be spent on software assets developed for internal use under a 10 year contract with IBM Global Services Australia Limited (IBMGSA)
(Refer Note 20(d)(ii) for other commitments relating to IBMGSA).

(b) Operating lease commitments
Future lease payments for non-cancellable operating leases
not recorded in the financial statements:
Within 1 year	221	197	148	165
Within 1-2 years	164	171	117	134
Within 2-3 years	86	111	67	104
Within 3-4 years	58	59	44	57
Within 4-5 years	46	40	34	37
After 5 years	152	96	54	94
	727	674	464	591

In addition, we have commitments under cancellable operating leases of $492 million for fiscal 2003 (2001: $451 million for fiscal 2002). The Telstra Entity has commitments under cancellable operating leases of $404 million for fiscal 2003 (2001: $382 million for fiscal 2002).

Description of our operating leases

We have operating leases for the following major services:

  rental of land and buildings;
  rental of motor vehicles, caravan huts and trailers and mechanical aids; and
  rental of personal computers, laptops and printers that are used in non communications plant activities.

The average lease term is:

  six years for land and buildings;
  four years for motor vehicles, five years for light commercial vehicles and seven to twelve years for trucks and mechanical aids; and
  three years for personal computers and related equipment.

Contingent rental payments only exist for motor vehicles and are not significant compared to total rental payments made. These are based on unfair wear and tear, excess kilometres travelled, and no financial loss to be suffered by the leasing company from changes to the original agreements. Our motor vehicles and related equipment must also remain in Australia.

We do not have any purchase options in our operating leases.

Operating leases related to our personal computers and associated equipment had average interest rates of 5.5% for fiscal 2002 (5.8% for fiscal 2001).

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2002	2001	2002	2001
Note	$m	$m	$m	$m

(c) Finance lease commitments
Within 1 year	22	15	7	7
Within 1-2 years	19	16	1	8
Within 2-3 years	2	8	-	1
Within 3-4 years	-	5	-	-
Within 4-5 years	-	-	-	-
Total minimum lease payments	43	44	8	16
Future finance charges on finance leases	(2)	(4)	-	(1)
Present value of net future minimum lease payments	41	40	8	15

Recorded as current borrowings 16	20	10	7	5
Recorded as non current borrowings 16	21	30	1	10
Total finance lease liabilities 16	41	40	8	15

Included in finance lease commitments of the Telstra Entity are finance leases with our joint venture entity Reach Ltd of $nil (2001: $12 million). The current amount of these finance leases is $nil (2001: $5 million). The non current amount is $nil (2001: $6 million).

Description of our finance leases

We have finance leases for the following major services:

  communications exchange equipment made in US dollars; and
  computer mainframes, computer processing equipment and other related equipment.

The average lease term is:

  14 years for communications exchange equipment made in US dollars; and
  three years for computer mainframe and associated equipment.

Communications exchange equipment leases in Japanese yen have purchase options at 10% of the lease value.

We entered into US finance leases for communications exchange equipment in fiscal 2000 and fiscal 1999. We have prepaid all lease rentals due under the terms of these leases. We have guaranteed that the lease payments will be paid as scheduled over the lease term to the ultimate lessor. We received guarantee fees of $39 million in fiscal 2000 and $37 million for fiscal 1999. These fees are recorded in revenue received in advance and are being released to the statement of financial performance over the term of the leases being 14 years. The structure of each lease includes an early buy out option with approximately 10 years remaining.

Interest rates for our finance leases are:

  US dollar communication assets between 4.25% and 5.06%; and
  computer mainframe, computer processing equipment and associated equipment between 8.26% and 9.36%.

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2002	2001	2002	2001
	$m	$m	$m	$m

(d) Other commitments
Other expenditure commitments, other than commitments dealt
with in (a), (b) and (c) above, which have not been recorded in the financial statements are:
Within 1 year	1,125	833	844	685
Within 1-2 years	651	650	467	535
Within 2-3 years	553	556	374	447
Within 3-4 years	487	473	308	373
Within 4-5 years	489	428	309	328
After 5 years	1,427	784	22	305
	4,732	3,724	2,324	2,673

The other expenditure commitments above include contracts for purchase of capacity, printing, engineering and operational support services, software maintenance, agency fees and building maintenance. The above commitments also include commitments relating to our investment in FOXTEL
(refer note 24) and commitments relating to information technology services
(other than those disclosed as capital commitments) as follows:

FOXTEL commitments (i):
Within 1 year	139	102	-	-
Within 1-2 years	139	100	-	-
Within 2-3 years	139	100	-	-
Within 3-4 years	139	100	-	-
Within 4-5 years	139	100	-	-
After 5 years	1,174	480	-	-
	1,869	982	-	-

Commitments relating to information technology services (ii)
Within 1 year	386	370	375	370
Within 1-2 years	316	360	316	360
Within 2-3 years	305	344	305	344
Within 3-4 years	299	335	299	335
Within 4-5 years	305	317	305	317
After 5 years	18	298	18	298
	1,629	2,024	1,618	2,024

(i) Joint venture entity commitments amount to approximately A$3,738 million (US$2,060 million) (2001: A$1,964 million, US$997 million), the majority of which relate to the following commitments:

  Minimum subscriber guarantees (MSG) for pay television programming agreements. These agreements are for periods of between 1 and 18 years (2001: 1 and 19 years) and are based on current prices and costs under agreements entered into between the FOXTEL Partnership and various other parties. These minimum subscriber payments fluctuate in accordance with price escalation/reduction formulas contained in the agreements.
  From 31 December 2001, FOXTEL has increased its MSG commitments under a new perpetual pay television programming agreement for Foxsports. This has had the effect of increasing our share of the FOXTEL MSG commitments.

Refer also to note 21 'FOXTEL minimum subscriber guarantees', for further information.

(ii) Commitments for information technology (IT) services predominantly result from a contract with IBMGSA. Under the IBMGSA contract, IBMGSA will provide IT services to the Telstra Entity and selected Australian controlled entities for a period of 10 years from 30 June 1998. The Telstra Entity is committed to a total amount of $2,026 million (2001: $2,896 million) over the period, of which $458 million (2001: $872 million) relates to a capital commitment (refer note 20(a)).

Under an International Services Agreement Australia (AISA) signed with Reach Ltd we are committed over five years to the purchase of switched voice, international transmission and global internet access services to meet certain percentages of our annual capacity requirement ("committed services"). The committed services may also include the services for the carriage of calls or data between places outside of Australia.

21. Contingent liabilities and contingent assets

We have no significant contingent assets as at 30 June 2002. The details and maximum amounts (where reasonable estimates can be made) are set out below for contingent liabilities.

Telstra Entity

Common law claims

Certain common law claims by employees and third parties are yet to be resolved. The maximum amount of these contingent liabilities cannot be reasonably estimated. Management believes that the resolution of these contingencies will not have a significant effect on the Telstra Entity's financial position, results of operations or cash flows.

Indemnities, performance guarantees and financial support

We have provided the following indemnities, performance guarantees and financial support through the Telstra Entity as follows:

  Indemnities to financial institutions to support bank guarantees to the value of $311 million (2001: $343 million) in respect of the performance of contracts.
  Indemnities to financial institutions in respect of the obligations of our controlled entities. The maximum amount of our contingent liabilities for this purpose was $219 million (2001: $217 million).
  Financial support for certain controlled entities to the amount necessary to enable those entities to meet their obligations as and when they fall due. The financial support is subject to conditions including individual monetary limits totalling $nil (2001: $2 million) and a requirement that the entity remains our controlled entity.
  Guarantee of the performance of joint venture entities under contractual agreements to a maximum amount of $422 million (2001: $567 million).
  Guarantee of the performance of a third party for lease payments to be made by the third party, on our behalf, over the 16 year terms of the finance leases. The lease payments over the remaining period of the lease amount to $1,256 million (US$709 million) (2001: $1,221 million (US$620 million)).
  During fiscal 1998, we resolved to provide our associated entity, IBM Global Services Australia Limited (IBMGSA), with our pro rata 26% share of shareholder guarantees on a several basis up to $210 million. These guarantees may be made with IBMGSA bankers, or directly to IBMGSA customers. Our shareholding in IBMGSA, and our pro rata share of any future payments made under the shareholder guarantees, reduced to 22.6% during fiscal 2000. We issued a shareholder guarantee of $68 million on behalf of IBMGSA during fiscal 2000. As at 30 June 2002, $142 million (2001: $142 million) of the $210 million guarantee facility remains unused.
  Indemnities to Telstra Growthshare Pty Ltd for all liabilities, costs and expenses incurred by the trustee in the execution of the powers vested in it.

Controlled entities

Indemnities provided by our controlled entities

At 30 June 2002, our controlled entities had outstanding indemnities in respect of obligations to financial institutions and corporations. The maximum amount of our controlled entities' contingent liabilities in respect of these indemnities was $58 million (2001: $9 million).

During fiscal 2002, our controlled entity Hong Kong CSL Limited (HK CSL) guaranteed a performance bond of $57 million (HK$250 million) issued by a bank to the Office of Telecommunications Authority of Hong Kong (OFTA) in respect of the 3G licence awarded to HK CSL. The performance bond equals the minimum annual fees payable to the OFTA for the next five years. Total expenditure commitments pursuant to the 3G licence, including the next five years, are represented within other commitments in note 20.

Other

The PT Mitra Global Telekomunikasi Indonesia (MGTI) joint venture agreement (JVA) was renegotiated during the financial year ending 30 June 2000. The revised JVA reduced the amount of base equity to be contributed by shareholders from US$340 million to US$208 million (which has now been contributed).

However, Telstra Global Limited (TGL), under the JVA, may be severally liable for calls against standby equity that would be made by MGTI if certain conditions are met. Should this equity be called, TGL will be liable to contribute additional equity of $30 million (US$17 million) (2001: $33 million (US$17 million)). If the other shareholders in MGTI default on contributing their share of a standby equity call, TGL may be liable to contribute an additional $120 million (US$68 million) (2001: $133 million (US$68 million)) as standby equity.

TGL has granted a limited recourse pledge over its shares in MGTI in support of MGTI's obligations under a $850 million (US$480 million) (2001: $945 million (US$480 million)) Loan Agreement dated 23 September 1996 between MGTI and various lenders. As a result of agreements with lenders reached in September 1999 the facility is now limited to the debt drawn and outstanding. The outstanding debt under this facility is currently $175 million (US$99 million) (2001: $214 million (US$109 million)). Repayments are being made on schedule. The lenders have no recourse under the pledge to the assets of Telstra Global Limited other than to its shares in MGTI (except in the case of a breach of representation, warranty or covenant by TGL).

In February 2001, changes in Indonesian banking regulations required MGTI to cash in currency hedges associated with the loan facility. These hedges yielded a gain of $75 million (US$38 million), which was applied against the principal of the loan.

Other

FOXTEL minimum subscriber guarantees

The Telstra Entity and its partners, News Corporation and Publishing and Broadcasting Limited, and Telstra Media and its partner, Sky Cable, have entered into agreements relating to pay television programming with various parties. These involve commitments for minimum subscriber fees. Due to joint and several liability under the agreements, if News Corporation, Publishing and Broadcasting Limited or Sky Cable fail to meet any of their obligations, the Telstra Entity and Telstra Media would be contingently liable to the extent of those failures. Refer note 20 for details of minimum subscriber guarantee commitments.

ASIC deed of cross guarantee

A list of the companies that are part of our deed of cross guarantee appear in note 23. Each of these companies (except Telstra Finance Limited) guarantees the payment in full of the debts of the other named companies in the event of their winding up. Refer to note 23 for further information.

22. Superannuation commitments

The employee superannuation schemes that we participate in or sponsor exist to provide benefits for our employees and their dependants after finishing employment with us. It is our policy to contribute to the schemes at rates specified in the governing rules for accumulation schemes or at rates determined by the actuaries for defined benefit schemes.

Commonwealth Superannuation Scheme (CSS) and the Telstra Superannuation Scheme (Telstra Super or TSS)

Before 1 July 1990, eligible employees of the Telstra Entity were members of the Commonwealth Superannuation Scheme (CSS). The CSS is a defined benefit scheme for Commonwealth Public Sector employees. Under the CSS, we are responsible for funding all employer financed benefits that arise from 1 July 1975 for employees who are CSS members. For the CSS, employer contributions by us and other employers that participate in the CSS are paid to the Commonwealth Consolidated Revenue Fund. Employee contributions to the CSS are separately managed.

On 1 July 1990, the Telstra Superannuation Scheme (Telstra Super) was established. Telstra Super has both defined benefit and accumulation divisions. A majority of our CSS members transferred to Telstra Super when it was first established. As CSS members transferred, the liability for benefits for their past service was transferred to Telstra Super, and a transfer of assets was payable from the CSS to Telstra Super (deferred transfer values).

The benefits received by members of each defined benefit scheme take into account factors such as the employee's length of service, final average salary, employer and employee contributions.

As at 30 June 2000, S J Schubert FIAA completed an actuarial investigation of Telstra's obligations of the CSS and K O'Sullivan FIAA completed an actuarial investigation of the two defined benefit divisions of Telstra Super.

As per the recommendations within the previous actuarial investigation completed as at 30 June 1997, we ceased making employer contributions to the defined benefit divisions of Telstra Super other than the additional contributions under the arrangement which is further described below. The actuarial investigation of Telstra Super as at 30 June 2000 reported that a surplus continued to exist. As a result, it was recommended that we continue on a contribution holiday until 30 June 2004, by which time the next actuarial investigation as at 30 June 2003 will be complete. This contribution holiday includes the contributions otherwise payable to the accumulation divisions of Telstra Super.

In June 1999, the Minister for Finance and Administration signed a document which allowed the CSS surplus at the time ($1,428 million) to be transferred to Telstra Super over a 40 year period. Any CSS surplus amounts transferred from the CSS to Telstra Super are taxed at the rate of 15%. The CSS actuarial investigation as at 30 June 2000 was conducted during fiscal 2001. The Department of Finance and Administration is currently considering the results of the actuarial investigation. Based on the results of the CSS actuarial investigation, our actuary has recommended that the schedule to transfer the residual notional fund surplus be reviewed to take into account the revised surplus position.

The CSS investigation by the actuary also recommended that we continue to make no employer contributions to the CSS. We will review our contribution rate for both Telstra Super and the CSS at the next actuarial reviews, both of which are due to be completed by 30 June 2004 with an effective date of 30 June 2003.

Prior to 29 August 2000, we had an ongoing arrangement to pay an additional $121 million each year to Telstra Super over 16 years ending 30 June 2011. This contribution commitment was independent of the contribution holiday advised by our actuary.

On 29 August 2000, the trustee of Telstra Super and the Commonwealth (who guaranteed our payments) released us from our obligation to make these additional contributions. As part of the terms of the release, we have agreed to provide such future employer payments to Telstra Super as may be required to maintain the vested benefits index (VBI - the ratio of fund assets to members' vested benefits) of the defined benefit divisions of Telstra Super in the range of 100-110%.

The trustee of Telstra Super agreed to the release of the obligation based on actuarial advice that the removal of these additional contributions, coupled with Telstra's contribution commitment, will maintain the solvency level of Telstra Super at a satisfactory level (refer to note 3 for the financial effect of the removal of this obligation). The VBI of the defined benefit divisions was approximately 129% as at 30 June 2002 (145% at 30 June 2001).

At 30 June 2001, our controlled entity Pacific Access Pty Ltd contributed to a superannuation scheme with both accumulation and defined benefit divisions. The Pacific Access Superannuation Scheme (PA Scheme) was transferred to Telstra Super on 1 July 2001. From 19 August 2002, Pacific Access Pty Ltd is known as Sensis Pty Ltd.

Other superannuation schemes

Our controlled entity, Hong Kong CSL Limited (HK CSL), participates in a superannuation scheme. We acquired a 60% controlling interest in Joint Venture (Bermuda) No 2 Limited and its controlled entities, including HK CSL, on 7 February 2001. We acquired full ownership of HK CSL on 28 June 2002 (refer note 23).

This HK CSL Scheme is established under trust and is administered by an independent trustee. At 30 June 2002, the scheme is in the name of PCCW-HKT Limited, which is HK CSL's previous immediate parent. The scheme is defined benefit in nature whereby benefits are based on the employees remuneration and length of service.

Financial position

The financial position of the defined benefit divisions of Telstra Super, and our Notional Fund in the CSS, HK CSL Scheme and the former PA Scheme is shown as follows:

	Net scheme assets		Accrued benefits		Net surplus (a)		Vested benefits
	As at 30 June		As at 30 June		As at 30 June		As at 30 June
	2002	2001	2002	2001	2002	2001	2002	2001
	$m	$m	$m	$m	$m	$m	$m	$m

Telstra Super (i)	4,804	5,375	3,078	3,050	1,726	2,325	3,734	3,715
CSS (ii)	7,479	7,479	3,865	3,865	3,614	3,614	4,091	4,091
PA Scheme (iii)	-	39	-	38	-	1	-	37
HK CSL Scheme	73	69	73	66	-	3	73	66
	12,356	12,962	7,016	7,019	5,340	5,943	7,898	7,909
Less 85% residual notional fund surplus (i)	(1,195)	(1,330)	-	-	(1,195)	(1,330)	-	-
Total	11,161	11,632	7,016	7,019	4,145	4,613	7,898	7,909

(a) Net surplus is the excess of net scheme assets over accrued benefits.

(i) Amounts for the defined benefit divisions of Telstra Super have been taken from the audited financial report of the scheme as at 30 June 2002. Telstra Super amounts as at 30 June 2001 have been taken from the audited financial report of the scheme as at 30 June 2001. The scheme assets are stated at net market values.

Telstra Super net scheme assets include the carrying value of the CSS residual notional fund surplus as at 30 June 2002 of $1,406 million (2001: $1,565 million). The CSS residual notional fund surplus balance represents the revised surplus position recognised as receivable by Telstra Super. As any amounts transferred from the CSS to Telstra Super are taxed at the rate of 15%, the adjustment in the table represents 85% of the residual notional fund surplus which should be reduced from net scheme assets and net surplus to eliminate the recognition of the CSS surplus by Telstra Super.

(ii) The CSS amounts show our share of the benefit liability in respect to past service of our employees and former employees who are members of the CSS. The CSS amounts for both 30 June 2002 and 30 June 2001 are based on notional amounts shown in the actuarial valuation dated 30 June 2000, subject to the following:

  deferred transfer values of $2,142 million have been excluded from the CSS net scheme assets, accrued benefits and vested benefits as Telstra Super is responsible for CSS members transferred to Telstra Super. Amounts for deferred transfer values have been recognised by Telstra Super;
  the net surplus of $3,614 million excludes $694 million related to the present value of future service liabilities. By including the $694 million, the surplus of notional assets over total liabilities for the CSS is $2,920 million; and
  it has been recommended that the surplus of $2,920 million, less superannuation contributions tax at the rate of 15%, be transferred to Telstra Super as previously described in this note. This amount is yet to be approved by the Department of Finance and Administration and may be subject to change.

(iii) At 1 July 2001, the entire PA Scheme was transferred to Telstra Super. Amounts for the defined benefit divisions of the PA Scheme have been included in the financial report of Telstra Super as at 30 June 2002. As at 30 June 2001, amounts for the PA Scheme included both defined benefits and accumulation benefits measured as at 30 June 2001.

Employer contributions

Employer contributions made to:

  the defined benefits divisions of Telstra Super were $nil for the past three fiscal years;
  the CSS were $nil for the past three fiscal years;
  the defined benefit divisions of the Hong Kong CSL Limited scheme for fiscal 2002 were $7 million (2001: $3 million from date of acquisition); and
  the accumulation divisions of Telstra Super (including the PA Scheme) for fiscal 2002 were $6 million (2001: $8 million; 2000: $6 million), including voluntary salary sacrifice contributions made at the discretion of the employee of $1 million (2001: $2 million; 2000: $1 million).

Telstra Super additional contributions during fiscal 2002 were $nil (2001: $nil; 2000: $121 million). As described in this note, the Trustee of Telstra Super and the Commonwealth released us from our obligation to make these additional contributions. Contributions in fiscal 2000 included $89 million recorded in borrowing cost expenses, with $32 million reducing the amount payable.

23. Investments in controlled entities

Below is a list of our investments in controlled entities.

Name of entity	Country of incorporation	Telstra Entity's recorded amount of investment (a)		% of equity held by immediate parent
		As at 30 June		As at 30 June
		2002	2001	2002	2001
		$m	$m	%	%

Parent entity
Telstra Corporation Limited (1) (14)	Australia
Controlled entities
Telecommunications Equipment Finance Pty Ltd (5) *	Australia	-	-	-	-
Telstra Finance Limited (1) (4)	Australia	-	-	100.0	100.0
Telstra Corporate Services Pty Ltd *	Australia	6	6	100.0	100.0
Transport Communications Australia Pty Ltd *	Australia	4	4	100.0	100.0
Telstra ESOP Trustee Pty Ltd (4) (7) *	Australia	-	-	100.0	100.0
Telstra Growthshare Pty Ltd (4) (7) *	Australia	-	-	100.0	100.0
On Australia Pty Ltd (1) (14)	Australia	11	11	100.0	100.0
Telstra Media Pty Ltd (1)	Australia	347	311	100.0	100.0
Telstra Multimedia Pty Ltd (1)	Australia	1,720	1,720	100.0	100.0
Telstra International Limited (1)	Australia	84	84	100.0	100.0
Telstra OnAir Holdings Pty Ltd *	Australia	302	302	100.0	100.0
Telstra OnAir Infrastructure Holdings Pty Ltd *	Australia	-	-	100.0	100.0
Telstra 3G Spectrum Holdings Pty Ltd *	Australia	-	-	100.0	100.0
Telstra New Wave Pty Ltd (formerly Telstra R&D Management Pty Ltd) (1) (16)	Australia	1	1	100.0	100.0
Hypertokens Pty Ltd (11) *	Australia	-	-	100.0	-
Telstra Holdings Pty Ltd (1) (14)	Australia	5,810	4,015	100.0	100.0
Beijing Australia Telecommunications Technical
Consulting Services Company Limited (9) (10) (11)	China	-	-	100.0	-
Telstra Holdings (Bermuda) No 2 Limited (10)	Bermuda	-	-	100.0	100.0
Joint Venture (Bermuda) No. 2 Limited (10) (12)	Bermuda	-	-	100.0	60.0
Bestclass Holdings Ltd (10)	British Virgin Islands	-	-	100.0	100.0
Hong Kong CSL Limited (10)	Hong Kong	-	-	100.0	100.0
Integrated Business Systems Limited (10)	Hong Kong	-	-	100.0	100.0
One2Free Personalcom Limited (10)	Hong Kong	-	-	100.0	100.0
CSL Limited (10)	Hong Kong	-	-	100.0	100.0
RWC, HK Limted (10) (11)	Hong Kong	-	-	100.0	-
Telstra Holdings (Bermuda) No 1 Limited (10)	Bermuda	-	-	100.0	100.0
Telstra International HK Limited (formerly Telstra Retail (HK) Limited (10) (16)	Hong Kong	-	-	100.0	100.0
Telstra IDC Holdings Limited (10)	Bermuda	-	-	100.0	100.0
Telstra Japan Retail K.K. (10)	Japan	-	-	100.0	100.0
Telstra Wholesale Inc. (10)	United States	-	-	100.0	100.0
Mobitel (Pvt) Limited (10)	Sri Lanka	-	-	60.0	60.0
Telstra New Zealand Limited (3) (10)	New Zealand	-	-	100.0	100.0
Telstra Limited (10)	New Zealand	-	-	100.0	100.0
Telstra Global Limited (10) (14)	United Kingdom	-	-	100.0	100.0
Telstra Europe Limited (10)	United Kingdom	-	-	100.0	100.0
PT Telstra Nusantara (10)	Indonesia	-	-	100.0	100.0
Telstra Inc. (10) (14)	United States	-	-	100.0	100.0

Name of entity	Country of incorporation	Telstra Entity's recorded amount of investment (a)		% of equity held by immediate parent
		As at 30 June		As at 30 June
		2002	2001	2002	2001
		$m	$m	%	%
Controlled entities (continued)
North Point Telecommunications Inc. (10) (14)	United States	-	-	-	100.0
Telstra eConnect LLC (3) (10)	United States	-	-	-	100.0
Telstra Wholesale Trading Inc. (10) (14)	United States	-	-	-	100.0
Telstra Vishesh Communications Private Limited (10) (14)	India	-	-	-	47.1
Telstra South Asia Holdings Limited (3) (10)	Mauritius	-	-	100.0	100.0
Telstra India Private Limited (10)	India	-	-	100.0	100.0
TelstraClear Limited (formerly TelstraSaturn Limited) (10) (13) (14)	New Zealand	-	-	58.4	50.0
Saturn Communications Limited (10) (13)	New Zealand	-	-	100.0	-
Paradise.Net Limited (10) (13)	New Zealand	-	-	100.0	-
Kiwi Cable Company Limited (10) (13)	New Zealand	-	-	100.0	-
Netlink Limited (10) (13)	New Zealand	-	-	100.0	-
TelstraSaturn Holdings Limited (10) (13)	New Zealand	-	-	100.0	-
CLEAR Communications Limited (10) (13) (14)	New Zealand	-	-	100.0	-
CLEAR Communications (Australia) Pty
Limited (10) (13) (14)	Australia	-	-	100.0	-
ZFREE Limited (10) (13) (14)	New Zealand	-	-	100.0	-
ZTALK Limited (10) (13) (14)	New Zealand	-	-	100.0	-
Telstra Communications Limited (1)	Australia	29	29	100.0	100.0
Telecom Australia (Saudi) Company Limited (3) (6) (9) (10)	Saudi Arabia	-	-	50.0	50.0
Telstra Rewards Pty Ltd (4) *	Australia	14	-	100.0	100.0
Telstra Visa Card Trust (3)	Australia	-	-	100.0	100.0
Qantas Telstra Card Trust (3)	Australia	-	-	100.0	100.0
Telstra Visa Business Card Trust (3)	Australia	-	-	100.0	100.0
Telstra Media Holdings Pty Ltd (1)	Australia	29	29	100.0	100.0
Telstra Enterprise Services Pty Ltd (formerly Advantra Pty Ltd) (1) (16)	Australia	-	-	100.0	100.0
Telstra Pay TV Pty Ltd (formerly Telstra Datacasting Pty Ltd) (1) (16)	Australia	-	-	100.0	100.0
Telstra CB Holdings Limited (1)	Australia	898	898	100.0	100.0
Telstra CB.net Limited (1)	Australia	-	-	100.0	100.0
Telstra CB.Com Limited (1)	Australia	-	-	100.0	100.0
Telstra CB.fs Limited (1)	Australia	-	-	100.0	100.0
Keycorp Limited (2)	Australia	-	-	47.9	50.8
Technical Parts & Services Pty Ltd (2)	Australia	-	-	-	100.0
Keycorp Solutions Limited (2)	Australia	-	-	-	100.0
Electronic Financial
Technologies Pty Ltd (2) *	Australia	-	-	-	100.0
Sparad (No. 31) Pty Ltd (2) *	Australia	-	-	-	100.0
Keytec (No. 2) Pty Ltd (2)	Australia	-	-	-	100.0
Budbade Pty Ltd (2)	Australia	-	-	-	100.0
Keytec Pty Ltd (2)	Australia	-	-	-	100.0
Keycorp USA Limited (2) (10)	United States	-	-	-	100.0

Name of entity	Country of incorporation	Telstra Entity's recorded amount of investment (a)		% of equity held by immediate parent
		As at 30 June		As at 30 June
		2002	2001	2002	2001
		$m	$m	%	%
Controlled entities (continued)
Tillsmith Systems, INC. (2) (10)	United States	-	-	-	100.0
Keycorp Investments Pty Ltd (2)	Australia	-	-	-	100.0
E-Point Pty Ltd (2)	Australia	-	-	-	100.0
Keycorp Technologies Pty Ltd (2)	Australia	-	-	-	100.0
Nobil I.T. Australia Pty Ltd (2)	Australia	-	-	-	100.0
Keycorp (Asia) Pty Ltd (2) (10)	Hong Kong	-	-	-	100.0
Nobil Information Technology Corporation Inc (2) (10)	Canada	-	-	-	100.0
Nobil IT Canada Corporation (2) (10)	Canada	-	-	-	100.0
Tillsmith Systems Inc. (2) (10)	Canada	-	-	-	100.0
Keycorp (NZ) Limited (2) (10)	New Zealand	-	-	-	100.0
Keycorp (NZ) Finance Limited (2) (10)	New Zealand	-	-	-	100.0
IDL (NZ) Limited (2) (10)	New Zealand	-	-	-	100.0
Nobil IT (NZ) Limited (2) (10)	New Zealand	-	-	-	100.0
Keycorp Systems Limited (2) (10)	United Kingdom	-	-	-	100.0
KYC Pty Ltd (2) *	Australia	-	-	-	73.0
Camtech Asia IT & T Sdn Bhd (2) (10)	Malaysia	-	-	-	95.0
Camtech R&D Pty Ltd (2) *	Australia	-	-	-	100.0
InsNet Pty Ltd (1)	Australia	-	-	100.0	100.0
Australasian Insurance Systems Pty Ltd (1)	Australia	-	-	100.0	100.0
TRC Computer Systems Pty Ltd (1)	Australia	-	-	100.0	100.0
DBA Limited (1)	Australia	-	-	100.0	100.0
Brokerlink Pty Ltd (1)	Australia	-	-	81.3	81.3
DBA Computer Systems Pty Ltd (1)	Australia	-	-	100.0	100.0
Brokerlink Pty Ltd (1)	Australia	-	-	18.7	18.7
Unilink Group Pty Ltd (1)	Australia	-	-	100.0	100.0
Pacific Access Pty Ltd (1) (16)	Australia	121	121	100.0	100.0
CitySearch Australia Pty Ltd (11) *	Australia	-	-	100.0	-
CitySearch Canberra Pty Ltd (11) *	Australia	-	-	100.0	-
Telstra Retail Pty Ltd *	Australia	-	-	100.0	100.0
Telstra Retail Services Pty Ltd *	Australia	-	-	100.0	100.0
Pacific Access Enterprises Pty Ltd *	Australia	-	-	100.0	100.0
WorldCorp Holdings (S) Pte Ltd (10)	Singapore	-	-	100.0	100.0
WorldCorp Publishing Pte Ltd (10)	Singapore	-	-	100.0	100.0
Network Design and Construction Limited (1) (15)	Australia	177	177	100.0	100.0
NDC Global Holdings Pty Ltd (1)	Australia	-	-	100.0	100.0
NDC New Zealand Limited (10)	New Zealand	-	-	100.0	100.0
NDC Telecommunications India Private Limited (10)	India	-	-	100.0	100.0
PT NDC Indonesia (10)	Indonesia	-	-	95.0	95.0
NDC Global Philippines, Inc (9) (10)	Philippines	-	-	100.0	100.0
NDC Global Services (Thailand) Limited (10) (11)	Thailand	-	-	49.0	49.0
NDC Global Holdings (Thailand) Limited (10) (11)	Thailand	-	-	90.4	-
NDC Global Services (Thailand) Limited (10) (11)	Thailand	-	-	51.0	-
NDC Global Services Pty Ltd *	Australia	-	-	100.0	100.0
Total investment in controlled entities (at cost)	note 11	9,553	7,708
Provision for reduction in value	note 11	(4,875)	(4,442)
	note 11	4,678	3,266

(a) The amounts recorded are before any provision for reduction in value (refer note 11).

* These entities are Australian small proprietary limited companies which are not required to prepare and lodge individual audited financial reports with the ASIC.

ASIC deed of cross guarantee

(1) The following companies have entered into a deed of cross guarantee dated 4 June 1996 (or have been subsequently added to this deed by an assumption deed):

  Telstra Corporation Limited;
  Telstra Holdings Pty Ltd;
  Telstra International Limited;
  Telstra Communications Limited;
  Telstra New Wave Pty Ltd (formerly Telstra R&D Management Pty Ltd);
  Telstra Multimedia Pty Ltd;
  On Australia Pty Ltd;
  Telstra Media Holdings Pty Ltd;
  Network Design and Construction Limited;
  Pacific Access Pty Ltd;
  Telstra CB Holdings Limited;
  Telstra CB.net Limited;
  Telstra CB.Com Limited;
  Telstra CB.fs Limited;
  InsNet Pty Ltd;
  Australasian Insurance Systems Pty Ltd;
  TRC Computer Systems Pty Ltd;
  DBA Limited;
  Brokerlink Pty Ltd;
  DBA Computer Systems Pty Ltd;
  Unilink Group Pty Ltd;
  Telstra Media Pty Ltd;
  Telstra Enterprise Services Pty Ltd (formerly Advantra Pty Ltd);
  Telstra Pay TV Pty Ltd (formerly Telstra Datacasting Pty Ltd) *; and
  NDC Global Holdings Pty Ltd *.

Telstra Finance Limited is trustee to the deed of cross guarantee.

* These entities were added to the deed of cross guarantee during fiscal 2002 by an assumption deed dated 19 June 2002.

The deed of cross guarantee was formed under ASIC Class Order 98/1418, including subsequent amendments made to this class order. This class order was dated 13 August 1998 and has been amended by class orders 98/2017, 00/321, 01/1087 and 02/248. Under this class order and the deed of cross guarantee, the companies listed above, except for Telstra Finance Limited:

  form a closed group and extended closed group as defined in the class order;
  do not have to prepare and lodge audited financial reports under the Corporations Act 2001. This does not apply to Telstra Corporation Limited; and
  guarantee the payment in full of the debts of the other named companies in the event of their winding up.
The consolidated assets and liabilities of the closed group and extended closed group at 30 June 2002 and 2001 is presented according to ASIC class order 98/1418 (as amended) as follows. This excludes Telstra Finance Limited. All significant transactions between members of the closed group have been eliminated.

Closed Group Statement of Financial Position	Closed Group
	As at 30 June
	2002	2001
	$m	$m

Current assets
Cash assets	528	1,336
Receivables	5,254	8,973
Inventories	196	281
Other assets	1,244	801
Total current assets	7,222	11,391

Non current assets
Receivables	725	1,776
Inventories	9	8
Investments - accounted for using the equity method	80	189
Investments - other	3,838	1,705
Property, plant and equipment	22,166	22,256
Future income tax benefit	131	113
Intangible assets	376	477
Other assets	2,197	2,096
Total non current assets	29,522	28,620
Total assets	36,744	40,011

Current liabilities
Payables	2,185	2,316
Interest-bearing liabilities	1,624	5,854
Income tax payable	596	611
Provisions	1,879	2,016
Revenue received in advance	1,241	1,369
Total current liabilities	7,525	12,166

Non current liabilities
Payables	127	120
Interest-bearing liabilities	11,845	11,365
Income tax payable	-	91
Deferred income tax	1,917	1,490
Provisions	823	846
Revenue received in advance	438	456
Total non current liabilities	15,150	14,368
Total liabilities	22,675	26,534
Net assets	14,069	13,477

Shareholders' equity
Contributed equity	6,433	6,433
Reserves	13	26
Retained profits	7,623	7,018
Shareholders' equity available to the closed group	14,069	13,477

The consolidated net profit of the Closed Group and Extended Closed Group for the fiscal years ended 30 June 2002 and 2001 is presented according to ASIC class order 98/1418 (as amended) as below. This excludes Telstra Finance Limited. All significant transactions between members of the Closed Group have been eliminated.

Closed Group Statement of Financial Performance and Retained Profits reconciliation	Closed Group
	Year ended 30 June
	2002	2001
	$m	$m

Ordinary activities
Profit before income tax expense	4,973	6,462
Income tax expense	1,763	2,185
Net profit available to the closed group	3,210	4,277
Retained profits at the beginning of the financial year
available to the closed group	7,018	5,186
Transfer out of the closed group (1) (a)	225	-
Total available for distribution	10,453	9,463
Dividends provided for or paid	2,830	2,445
Retained profits at the end of the financial year available to the closed group	7,623	7,018

(1) (a) The consolidated assets and liabilities of the closed group includes closed group members'equity accounted investments and investments in controlled entities that are not members of the closed group. Investments in controlled entities which are not part of the closed group are recorded at cost less provision for diminution and are not consolidated as part of this group.

On 12 December 2001, we acquired a further 8.4% shareholding in TelstraClear Limited (TelstraClear) (previously TelstraSaturn Limited) giving us a 58.4% controlling interest. Prior to 12 December 2001, TelstraClear was a joint venture entity and included as an equity accounted investment in the closed group. The current year net profit available to the closed group includes year to date equity accounted losses for TelstraClear of $75 million for the period 1 July 2001 to 12 December 2001.

The transfer out of retained profits in fiscal 2002 of $225 million represents accumulated equity accounted retained losses as at 12 December 2001. From this date, the investment is no longer equity accounted and is included in the closed group at cost less provision for diminution.

(2) We signed a deed poll effective 28 June 2002, whereby we have given up our rights to appoint a majority of the directors to the board of Keycorp Limited (Keycorp). Accordingly, we no longer have the capacity to control this entity. We have deconsolidated the Keycorp group as at 28 June 2002 and have reclassified our investment from a controlled entity to an associated entity on the basis that we have the capacity to significantly influence Keycorp's operating and financial policies.

Liquidations

(3) As at 30 June 2002, the following companies were in voluntary liquidation:

  Telecom Australia (Saudi) Company Ltd; and
  Telstra New Zealand Limited.

The following companies were liquidated during fiscal 2002:

  Telstra eConnect LLC on 19 December 2001; and
  Telstra South Asia Holdings Limited on 18 June 2002.

During fiscal 2002, we entered into arrangements to transfer responsibility for the operation and funding of the Telstra Visa Card, the Qantas Telstra Visa Card and the Telstra Visa Business Card loyalty programs and related trusts from Telstra. Telstra's involvement with these trusts will be dissolved during fiscal 2003.

Rounded investments

(4) The cost of the Telstra Entity's investments in controlled entities, which is not shown when rounded to the nearest million dollars is as follows:

	As at 30 June
	2002	2001
	$	$

Telstra Rewards Pty Ltd	#	2
Telstra Finance Limited	5	5
Telstra ESOP Trustee Pty Ltd	2	2
Telstra Growthshare Pty Ltd	1	1

# Investment greater than $1 million as at 30 June 2002.

Controlled entities with no equity ownership

(5) We do not have an equity investment in Telecommunications Equipment Finance Pty Ltd. As we have effective control over this entity through economic dependency we have consolidated it into the group financial report. This company does not have any significant assets or liabilities.

Controlled entities with equity ownership less than or equal to 50%

(6) We own 50% of the issued capital of Telecom Australia (Saudi) Company Limited. We can exercise control over the board of directors of this entity in perpetuity, and therefore we have consolidated the financial results, position and cash flows into our financial report.

Trusts which are not consolidated

(7) We own 100% of the equity of Telstra ESOP Trustee Pty Ltd, the corporate trustee for the Telstra Employee Share Ownership Plan Trust (TESOP 97) and Telstra Employee Share Ownership Plan Trust II (TESOP 99). We do not control or significantly influence the trusts as beneficial ownership and control remains with the employees who participate in the share plans administered by the trustee on their behalf.

We own 100% of the equity of Telstra Growthshare Pty Ltd, the corporate trustee for the Telstra Growthshare Trust. We do not control or significantly influence the trust as beneficial ownership and control remains with the executives who participate in the share plans administered by the trustee on their behalf.

For the reasons mentioned above we have not consolidated any of these trusts.

Entities where we own greater than 50% equity but do not classify as controlled

(8) We own 100% of the equity of Telstra Super Pty Ltd, the trustee for the Telstra Superannuation Scheme (Telstra Super or TSS). We do not consolidate Telstra Super Pty Ltd, as we do not control the board of directors. The board has equal representation of employee representatives, and is therefore classified as an associated entity as we have significant influence over Telstra Super Pty Ltd (refer note 24).

Controlled entities with different balance dates

(9) The following companies have different balance dates to our balance date of 30 June for fiscal 2002:

  Telecom Australia (Saudi) Company Limited - 31 December;
  Beijing Australia Telecommunications Technical Consulting Services Company Limited - 31 December; and
  NDC Global Philippines, Inc - 31 December.

Financial reports prepared as at 30 June are used for consolidation purposes.

Controlled entities not individually audited by the Australian National Audit Office

(10) Companies not audited by the Australian National Audit Office, our Australian statutory auditor.

New incorporations and investments

(11) We have invested in or incorporated the following entities during fiscal 2002:

  RWC, HK Limited on 17 August 2001;
  Hypertokens Pty Ltd on 11 April 2002;
  Beijing Australia Telecommunications Technical Consulting Services Company Limited on 25 January 2002;
  NDC Global Holdings (Thailand) Limited on 19 July 2001;
  CitySearch Australia Pty Ltd on 23 May 2002; and
  CitySearch Canberra Pty Ltd on 23 May 2002.

We also acquired an additional 51% interest in NDC Global Services (Thailand) Limited on 27 July 2001. We controlled this entity prior to this acquisition.

The amounts initially invested were not significant.

(12) On 28 June 2002, PCCW redeemed in full the US$750 million 2007 convertible note held by us. We valued this note on a yield to maturity basis and adjusted the value in our accounts accordingly. At 28 June 2002, this note was valued at $1,329 million.

The fair value of the redemption was applied to acquire PCCW's 40% interest in Joint Venture (Bermuda) No 2 Limited (known as Regional Wireless Company or RWC) and to subscribe for a new US$190 million (A$337 million) mandatorily converting secured note issued by PCCW. As a result of the above transactions we now own 100% of RWC. The fair value of the acquisition for the additional 40% investment in RWC was $992 million. Refer note 13 for additional information on goodwill acquired.

(13) On 12 December 2001, we acquired a further 8.4% shareholding in TelstraClear Limited for $40 million giving us a 58.4% controlling interest. This coincided with a change in name from TelstraSaturn Limited to TelstraClear Limited. Prior to this date TelstraSaturn Limited was a joint venture entity and equity accounted.

Our investment in TelstraClear Limited includes its controlled entities as listed below:

  Saturn Communications Limited;
  Paradise.Net Limited;
  Kiwi Cable Company Limited;
  Netlink Limited;
  TelstraSaturn Holdings Limited;
  CLEAR Communications Limited;
  CLEAR Communications (Australia) Pty Limited;
  ZFREE Limited; and
  ZTALK Limited;

Within a period of 15 months from 12 December 2001, the minority shareholder is entitled to acquire that part of our shareholding that would return the ownership structure of TelstraClear to its previous 50% owned joint venture structure. The price for these shares would be a defined premium to market value.

In addition to this, the minority shareholder also holds a put option under which they are entitled to sell their entire shareholding in TelstraClear to us at a strike price based on the market value of the shares at the time of exercise of the option. This option is only exercisable after 30 June 2004, for a specified period of time. We hold a corresponding call option over the minority shareholder's interest in TelstraClear, under which we are entitled to acquire their shareholding under the same terms as the put option held by them. Should either of these options be exercised, we would hold a 100% ownership interest in TelstraClear.

Sales and mergers

(14) The following entities were sold or merged during fiscal 2002:

  On 19 December 2001, North Point Telecommunications merged with Telstra Inc.;
  On 31 March 2002, shares in Telstra Wholesale Trading Inc. were transferred to Reach Ltd (Reach). Economic benefits in Telstra Wholesale Trading Inc. were attributed to Reach during fiscal 2001 and up until 31 March 2002 as part of the original sale of our global wholesale business in the prior year; and
  On 13 May 2002, as part of an exit strategy, we sold our ordinary shares in Telstra Vishesh Communications Private Limited and acquired non voting preference shares for $11 million on the same date. Accordingly, this entity is no longer a controlled entity and is recorded as an investment in other corporations. It is expected that the preference shares will be sold during fiscal 2003.

The following entities were sold between entities within the Telstra group:

  The following entities were sold by CLEAR Communications Limited to TelstraClear Limited on 30 June 2002:
    ZFREE Limited;
    ZTALK Limited; and
    CLEAR Communications (Australia) Pty Ltd.
  On 30 November 2001, On Australia Pty Ltd sold its business to Telstra Corporation Limited. From this date the company is dormant.
  On 30 June 2002, Telstra Global Limited sold its investment in Telstra Inc. to Telstra Holdings Pty Ltd.

Dividends received by the Telstra Entity

(15) Dividends were received by the Telstra Entity during fiscal 2002 from the following entities:

  Network Design and Construction Limited $nil (2001: $23.3 million); and
  Advanced Network Management Pty Ltd $nil (2001: $0.2 million).

Change of company names

(16) The following entities changed names during fiscal 2002:

  Telstra Datacasting Pty Limited changed its name to Telstra Pay TV Pty Ltd on 4 April 2002;
  Telstra R&D Management Pty Ltd changed its name to Telstra New Wave Pty Ltd on 22 August 2001;
  Advantra Pty Ltd changed its name to Telstra Enterprise Services Pty Limited on 29 August 2001; and
  Telstra Retail (HK) Limited changed its name to Telstra International HK Limited on 9 November 2001.

On 19 August, 2002, Pacific Access changed its name to Sensis Pty Ltd.

24. Investments in joint venture entities and associated entities

Our investments in joint venture entities are listed below:

Name of joint venture	Principal	Ownership		Telstra Group's recorded		Telstra Entity's recorded
entity	activities	interest		amount of investment (*)		amount of investment (*)
		As at 30 June		As at 30 June		As at 30 June
		2002	2001	2002	2001	2002	2001
		%	%	$m	$m	$m	$m

(i) Joint venture entities
FOXTEL Partnerships (#)	Pay television	50.0	50.0	42	47	-	-
Customer Services Pty Ltd (1)	Customer service	50.0	50.0	-	-	-	-
FOXTEL Management Pty Ltd (1)	Management services	50.0	50.0	-	-	-	-
FOXTEL Cable Television Pty Ltd (1) (3)	Pay television	80.0	80.0	-	-	-	-
Reach Ltd (incorporated in Bermuda) (a)	International connectivity services to wholesale customers	50.0	50.0	945	854	-	-
DataOne Corporation Pte Ltd (incorporated in Singapore) (a) (1)	Internet hosting company	20.0	20.0	-	2	-	-
Dynegy Connect LP (incorporated in USA) (a) (9)	Intellectual property and software	-	20.0	-	95	-	-
Stellar Call Centres Pty Ltd (2)	Call centre services and solutions	50.0	50.0	9	5	3	3
TelstraClear Limited (formerly TelstraSaturn Limited) (incorporated in New Zealand) (11) (12)	Telecommunications carrier and service provider	58.4	50.0	-	79	-	-
Xantic B.V. (incorporated in The Netherlands) (a)	Global satellite communications	35.0	35.0	114	110	-	-
Investment 2000 Pty Ltd (a) (1) (8)	Olympic business investment opportunities	25.0	25.0	-	-	-	-
IDC Limited (incorporated in Bermuda) (a)	Dormant	50.0	50.0	-	-	-	-
TNAS Limited (incorporated in New Zealand) (b) (1) (7)	Toll free number portability in New Zealand	50.0	-	-	-	-	-
			note 11	1,110	1,192	3	3

(#) This includes both the FOXTEL Partnership and the FOXTEL Television Partnership combined.

(a) Balance date is 31 December.

(b) Balance date is 31 March.

Unless noted above, all investments have a balance date of 30 June and are incorporated in Australia. Where there is a different balance date, financial reports prepared as at 30 June are used for equity accounting.

(*) The Telstra Group carrying amounts are equity accounted. The Telstra Entity's carrying amounts are at cost less any provision for reduction in value. Refer note 1.10(b) for details of our equity accounting policy. All amounts recorded are net of provision for reduction in value.

Our investments in associated entities are listed below:

Name of associated	Principal	Ownership		Telstra Group's recorded		Telstra Entity's recorded
entity	activities	interest		amount of investment (*)		amount of investment (*)
		As at 30 June		As at 30 June		As at 30 June
		2002	2001	2002	2001	2002	2001
		%	%	$m	$m	$m	$m

(ii) Associated entities
IBM Global Services Australia Limited (a) (1) (2)	Information technology services	22.6	22.6	-	2	-	-
Australian-Japan Cable Holdings Limited (incorporated in Bermuda) (a)	Network cable provider	39.9	39.9	34	11	-	-
Solution 6 Holdings Limited (13)	Business software system provider	15.2	19.1	14	34	-	10
ECard Pty Ltd	Smart card transaction processing	41.0	41.0	12	16	31	20
PT Mitra Global Telekomunikasi Indonesia (incorporated in Indonesia) (a) (14)	Telecommunications services	20.3	20.3	27	3	-	-
Telstra Super Pty Ltd (1) (4)	Superannuation trustee	100.0	100.0	-	-	-	-
Myinternet Limited (formerly myinternet.com.au Pty Ltd) (1) (12)	Educational portal	21.1	20.9	-	1	-	-
Keycorp Limited (1) (5) (10)	Electronic transactions solutions	47.9	50.7	-	-	-	-
Keytec Nominees Pty Ltd (1) (10)	Trustee company	-	40.0	-	-	-	-
Telstra Foundation Limited (1) (6)	Charitable trustee organisation	100.0	-	-	-	-	-
CityLink Limited (incorporated in New Zealand) (b) (1) (7)	Provider of wholesale fibre bandwidth	27.1	-	-	-	-	-
			note 11	87	67	31	30

(a) Balance date is 31 December.

(b) Balance date is 31 March.

Unless noted above, all investments have a balance date of 30 June and are incorporated in Australia. Where there is a different balance date, financial reports prepared as at 30 June are used for equity accounting.

(*) The Telstra Group carrying amounts are equity accounted. The Telstra Entity's carrying amounts are at cost less any provision for reduction in value. Refer note 1.10(b) for details of our equity accounting policy. All amounts recorded are net of provision for reduction in value.

Share of joint venture entities and associated entities net losses/(profits)

	Year ended 30 June
	2002	2001
	$m	$m

Our net loss/(profit) from joint venture entities and associated entities has been contributed by the following entities:

Joint venture entities
- FOXTEL Partnerships	47	38
- Stellar Call Centres Pty Ltd (2)	(4)	(2)
- TelstraClear Limited (formerly TelstraSaturn Limited) (11) (12)	75	85
- Xantic B.V.	-	36
- Telecom Services Kiribati Limited (2)	-	(1)
- Harmony Telecommunications Pty Ltd	-	4
- Dynegy Connect LP (9)	12	16
- Reach Ltd	(53)	(48)
- DataOne Corporation Pte Ltd (1)	2	-
	79	128
Associated entities
- IBM Global Services Australia Limited (1) (2)	(7)	(2)
- Australian-Japan Cable Holdings Limited	12	2
- Solution 6 Holdings Limited (13)	(9)	53
- ECard Pty Ltd	15	5
- PlesTel Operating Trust (2)	-	(11)
- Myinternet Limited (formerly myinternet.com.au Pty Ltd) (1) (12)	-	8
- PT Mitra Global Telekomunikasi Indonesia (14)	(9)	-
	2	55
	81	183

Joint venture entities and associated entities notes

Rounded investments

(1) The carrying amount of our investment in joint venture entities and associated entities which are not shown when rounded to the nearest million dollars:

	Carrying amount of investment
	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2002	2001	2002	2001
	$	$	$	$

(i) Joint venture entities
Customer Services Pty Ltd	*	*	-	-
FOXTEL Management Pty Ltd	1	1	-	-
FOXTEL Cable Television Pty Ltd (3)	*	*	-	-
Investment 2000 Pty Ltd (8)	*	*	12	12
DataOne Corporation Pte Ltd	*	-	-	-
TNAS Limited (7)	-	-	-	-
(ii) Associated entities
Telstra Super Pty Ltd (4)	*	*	2	2
Keytec Nominees Pty Ltd (10)	-	40	-	-
IBM Global Services Australia Limited (2)	#	**	-	-
Myinternet Limited (12)	*	**	-	-
Keycorp Limited (5)	*	-	-	-
CityLink Limited (7)	296,272	-	-	-
Telstra Foundation Limited (6)	-	-	-	-

* Equity accounted amount of investment is suspended and the investment is recorded at zero due to losses made by the entities or as a result of reducing the equity accounted amount to zero.

# During fiscal 2001, we resumed equity accounting. However, at 30 June 2002 equity accounting was again suspended due to additional losses being recorded.

** Investment rounded to greater than $1 million in fiscal 2001.

Dividends received from joint venture and associated entities

(2) We received or were presently entitled to receive dividends and distributions from the following entities during fiscal 2002:

  Telecom Services Kiribati Limited $nil (2001: $0.558 million);
  PlesTel Operating Trust $nil (2001: $0.282 million);
  IBM Global Services Australia Limited $8.977 million (2001: $nil); and
  Stellar Call Centres Pty Ltd $0.146 million (2001: $nil).

Associated entities where we own more than 50% equity

(3) We own 80% of the equity of FOXTEL Cable Television Pty Ltd. This entity is disclosed as a joint venture entity, as the outside equity shareholders have participating rights that prevent us from dominating the decision making of the board of directors. Effective voting power is restricted to 50% and we have joint control.

(4) We own 100% of the equity of Telstra Super Pty Ltd, the trustee for the Telstra Superannuation Scheme (Telstra Super or TSS). We do not consolidate Telstra Super Pty Ltd, as we do not control the board of directors. The board has equal representation with employee representatives, and is therefore classified as an associated entity as we have significant influence over Telstra Super Pty Ltd.

Equity accounted investments previously consolidated

(5) We signed a deed poll effective 28 June 2002, whereby we have given up our rights to appoint a majority of the directors to the board of Keycorp Limited (Keycorp). Accordingly, we no longer have the capacity to control the company.

We have deconsolidated the Keycorp group from 28 June 2002 and have reclassified the investment from a controlled entity to an associated entity on the basis that we have the capacity to significantly influence the operating and financial policies.

Our interest in Keycorp has decreased to 47.9% (from 50.75% at 30 June 2001) due to three separate dilutions in our shareholdings.

We have equity accounted our share of Keycorp's post acquisition losses and reserves to the extent that the investment carrying value is reduced to $nil and as at 30 June 2002 equity accounting was suspended. The equity method of accounting will not recommence until our share of profits and reserves exceeds the cumulative prior year share of losses and reserve reductions.

New incorporations and investments

(6) On 13 March 2002, we incorporated Telstra Foundation Limited (TFL). TFL is limited by guarantee (guaranteed to $100) with Telstra Corporation Limited being the sole member. We have not contributed any equity to TFL on incorporation. TFL is the trustee of the Telstra Community Development Fund and manager of Telstra's Kids Fund. The principal activity of the fund is to support charitable organisations with a focus on improving the lives of Australia's children and young people. We do not consolidate TFL as we do not control the board of directors. However, due to our board representation we significantly influence TFL.

(7) On 12 December 2001, we acquired an investment in CityLink Limited and TNAS Limited as part of our acquisition of a controlling interest in TelstraClear Limited (refer (11) below). Both entities are associates of TelstraClear Limited.

Liquidation and de-registration of companies

(8) Investment 2000 Pty Ltd is currently in liquidation.

Sale of investments

(9) On 20 August 2001, we exercised a put option requiring Dynegy Inc. to return our 20% investment in Dynegy Connect LP. As a result, we transferred the investment balance to other current receivables. We expect to receive the carrying amount in full, however final settlement is currently subject to litigation.

Investments no longer equity accounted

(10) On 15 November 2001, we acquired an additional 60% shareholding in Keytec Nominees Pty Ltd (Keytec) which resulted in Keytec becoming a controlled entity of Keycorp and consolidated into the Telstra Group. Prior to this date, Keytec was classified as an associated entity and equity accounted. From 28 June 2002, the investment is no longer consolidated on the basis that we no longer control Keycorp (refer (5) above).

(11) On 12 December 2001, we acquired a further 8.4% shareholding in TelstraClear Limited (formerly TelstraSaturn Limited) giving us a controlling interest. Prior to this date TelstraClear Limited was a joint venture entity and equity accounted.

Change of company names

(12) The following investments changed their names during the year:

  myinternet.com.au Pty Ltd changed its name to Myinternet Limited on 26 July 2001; and
  TelstraSaturn Limited changed its name to TelstraClear Limited on 12 December 2001.

Associated entities where we own less than 20% of issued shares

(13) Our investment in Solution 6 Holdings Limited (Solution 6) has decreased from 19.1% at 30 June 2001 to 15.2% as at 30 June 2002 due to a dilution in our shareholding. We are the largest single shareholder and have entitlement to appoint a director to the board of Solution 6. On this basis we have the capacity to affect substantially the financial and operating policies of the entity and continue to record the investment as an associated entity.

Resumption of equity accounting during fiscal 2002

(14) Equity accounting for PT Mitra Global Telekomunikasi Indonesia was suspended during fiscal 1998 due to the investment balance being written down to its recoverable amount of $nil. This was primarily due to uncertainties in the Indonesian economy. We resumed equity accounting during fiscal 2002 following a reassessment of the recoverability of our investment.

Joint venture and equity accounting information

The movements in the consolidated equity accounted amount of our joint venture and associated entity investments are summarised as follows:

	Joint venture entities		Associated entities
	Telstra Group		Telstra Group
	Year ended/As at		Year ended/As at
	30 June		30 June
	2002	2001	2002	2001
Note	$m	$m	$m	$m

Carrying amount of investments at beginning of year	1,192	284	67	166
Additional investments made during the year	67	1,924	39	11
	1,259	2,208	106	177
Share of profits/(losses) before income tax expense	38	(11)	(1)	(29)
Share of income tax expense	(41)	(25)	(2)	(3)
Share of net losses	(3)	(36)	(3)	(32)
Amortisation of unrealised inter-entity profits after income tax	47	39	1	12
Write-off of notional goodwill	-	(71)	-	(31)
Amortisation of notional goodwill	(123)	(60)	-	(4)
Share of net losses	(79)	(128)	(2)	(55)
Adjusted for initial unrealised inter-entity profits after income tax	-	(875)	-	-
Dividends and distributions received	-	(1)	(9)	-
Share of reserves	53	3	(18)	-
Share of foreign currency translation reserve and movements due to exchange rate translations	45	(34)	10	1
Sale/transfers of investments during the year	(168)	(3)	-	(30)
Carrying amount of investments before reduction to recoverable amount	1,110	1,170	87	93
Reduction in value of investments to recoverable amount	-	22	-	(26)
Carrying amount of investments at end of year 11	1,110	1,192	87	67

Our share of contingent liabilities of joint venture entities
and associated entities - we are not directly liable for these	1	1	-	-

Our share of capital commitments contracted for, by our joint
venture entities and associated entities - we are not directly liable for these	239	253	44	99

Our share of other expenditure commitments contracted
for (other than the supply of inventories), by our joint venture entities
and associated entities - we are not directly liable for these	287	684	70	92

Summarised presentation of our share of all of our associates' assets, liabilities and net profits/(losses)
(including equity accounted investments that have been suspended) (a):

Net profits/(losses)			3	(51)

Assets			571	571
Liabilities			474	486

(a) These disclosures only apply to associated entities. Refer below for the disclosures that apply to joint venture entities.

Other disclosures for joint venture entities

Summarised presentation of our share of all joint venture entities' assets, liabilities and profit and loss items (including equity accounted investments that have been suspended):

	Joint venture entities
	Telstra Group
	Year ended/As at
	30 June
	2002	2001
	$m	$m

Current assets	547	662
Non current assets	3,654	3,719
Total assets	4,201	4,381

Current liabilities	566	779
Non current liabilities	1,742	1,557
Total liabilities	2,308	2,336
Net assets	1,893	2,045

Total revenues	1,839	1,556
Total expenses	1,825	1,565
Profits/(losses) before income tax expense	14	(9)
Income tax expense	41	25
Net losses	(27)	(34)

Included in the consolidated financial report of the Telstra Group are:

	Joint venture entities		Associated entities
	Telstra Group		Telstra Group
	As at 30 June		As at 30 June
	2002	2001	2002	2001
	$m	$m	$m	$m

Amount of our recorded retained losses balance relating to equity accounting our joint venture entities and associated entities (i)	(1,530)	(1,451)	(143)	(132)

Amount of our recorded foreign currency translation reserve credit/(debit) balance relating to equity accounting our joint venture entities and associated entities	9	(43)	(35)	(45)

Amount of our recorded general reserve credit/(debit) balance relating to equity accounting our joint venture entities and associated entities	-	3	(17)	1

(i) The following items are included in this amount:

  share of net (losses)/profits;
  initial unrealised inter-entity profit after tax adjustment;
  notional goodwill amortisation;
  deferred profits amortised;
  dividends and distributions received; and
  reduction in value of investments to recoverable amount.

25. Directors' remuneration - salaries and other benefits

	Telstra Group		Telstra Entity
	Year ended 30 June		Year ended 30 June
	2002	2001	2002	2001
	$m	$m	$m	$m

25. Directors' remuneration - salaries and other benefits

Total income and benefits of all directors of the Telstra Entity (a)			3.927	3.668

Total income and benefits of all directors of the Telstra Entity and all of the directors of our controlled entities (a)	4.338	3.870

The income brackets of Telstra Entity directors are displayed below together with the number of Telstra Entity directors with income in those brackets:

			Number	Number
$40,000 - $49,999			1	2
$50,000 - $59,999			1	-
$70,000 - $79,999			3	4
$80,000 - $89,999			1	2
$90,000 - $99,999			1	1
$100,000 - $109,999			-	1
$110,000 - $119,999			1	-
$120,000 - $129,999			2	1
$150,000 - $159,999			1	-
$190,000 - $199,999			-	1
$250,000 - $259,999			1	1
$280,000 - $289,999			1	-
$2,340,000 - $2,349,999			-	1
$2,390,000 - $2,399,999			1	-

(a) Directors' remuneration also includes employer contributions made to superannuation funds.

26. Executives' remuneration - salaries and other benefits

	Telstra Group		Telstra Entity
	Year ended 30 June		Year ended 30 June
	2002	2001	2002	2001
	$m	$m	$m	$m

26. Executives' remuneration - salaries and other benefits

An executive officer is a person who is a member of our senior management team and is involved in our strategic direction and operational management. This includes the chief executive officer (CEO), those who report direct to the CEO and the next level of executives who have a direct reporting relationship to the CEO's direct reports.

Total income and benefits of all Australian based executive officers of the Telstra Entity where their income is $100,000 or more (a) (b) (c) (d)			44.540	39.385

Total income and benefits of all Australian based executive officers of the Telstra Entity and our controlled entities where their income is $100,000 or more (a) (b) (c) (d)	47.106	44.626

The income brackets of all Australian based executives whose income is $100,000 or more are displayed below, together with the number of executives with income in those brackets:	Number	Number	Number	Number
$100,000 - $109,999	1	-	-	-
$110,000 - $119,999 (d)	1	1	1	1
$120,000 - $129,999 (d)	5	2	3	2
$130,000 - $139,999	-	2	-	1
$140,000 - $149,999 (d)	5	1	3	1
$150,000 - $159,999	2	1	2	-
$160,000 - $169,999	2	1	2	-
$170,000 - $179,999	1	4	-	3
$180,000 - $189,999	3	4	3	3
$190,000 - $199,999 (d)	5	2	3	1
$200,000 - $209,999	3	4	2	4
$210,000 - $219,999	1	1	-	1
$220,000 - $229,999	4	1	4	1
$230,000 - $239,999	-	10	-	6
$240,000 - $249,999	3	4	3	3
$250,000 - $259,999	3	4	2	3
$260,000 - $269,999	-	9	-	5
$270,000 - $279,999	2	1	2	1
$280,000 - $289,999	2	-	2	-
$290,000 - $299,999	4	3	4	3
$300,000 - $309,999	5	5	4	4
$310,000 - $319,999	3	3	3	3
$320,000 - $329,999	3	1	3	1
$330,000 - $339,999	1	4	1	4
$340,000 - $349,999	1	1	1	1
$350,000 - $359,999	4	2	4	2
$360,000 - $369,999 (d)	3	1	3	1
$370,000 - $379,999	2	1	2	1
$380,000 - $389,999	2	1	1	1
$390,000 - $399,999 (d)	2	1	2	1
$400,000 - $409,999	3	1	3	1
$420,000 - $429,999 (d)	3	-	3	-
$430,000 - $439,999	4	-	4	-
$440,000 - $449,999	1	-	1	-
$450,000 - $459,999	1	1	1	1
$460,000 - $469,999 (d)	3	4	3	4
$470,000 - $479,999	2	2	2	2
$480,000 - $489,999	1	1	1	1
$490,000 - $499,999	2	-	2	-
$500,000 - $509,999	1	2	1	2
$520,000 - $529,999	4	2	4	2
$530,000 - $539,999	2	-	2	-
$540,000 - $549,999	-	1	-	1
$550,000 - $559,999	-	1	-	1
$560,000 - $569,999	2	-	2	-
$600,000 - $609,999	-	1	-	-
$610,000 - $619,999	-	1	-	1
$620,000 - $629,999 (d)	2	-	2	-
$630,000 - $639,999	-	2	-	2
$650,000 - $659,999	-	2	-	2
$670,000 - $679,999 (d)	1	1	1	1
$710,000 - $719,999	1	-	1	-
$740,000 - $749,999 (d)	1	-	1	-
$790,000 - $799,999	-	1	-	1
$800,000 - $809,999	-	1	-	1
$840,000 - $849,999	-	1	-	-
$870,000 - $879,999	-	1	-	1
$920,000 - $929,999	-	1	-	1
$930,000 - $939,999	1	-	1	-
$1,060,000 - $1,069,999	1	1	1	1
$1,160,000 - $1,169,999	-	2	-	2
$1,190,000 - $1,199,999	1	-	1	-
$1,210,000 - $1,219,999	-	1	-	1
$1,250,000 - $1,259,999	1	-	1	-
$1,340,000 - $1,349,999 (d)	1	-	1	-
$1,380,000 - $1,389,999	-	1	-	1
$1,470,000 - $1,479,999	-	1	-	1
$1,680,000 - $1,689,999	1	-	1	-
$1,700,000 - $1,709,999 (d)	1	-	1	-
$2,340,000 - $2,349,999	-	1	-	1
$2,390,000 - $2,399,999	1	-	1	-

(a) Income and benefits of executives includes:

  fixed remuneration which is made up of salary, company superannuation contributions and benefits including fringe benefits tax;
  manager incentive plan payments relating to actual performance for Telstra and the individual in fiscal 2002;
  retirement/redundancy/termination payments totalling $4.06 million (2001: $5.13 million) for the Telstra Group; and
  retirement/redundancy/termination payments totalling $4.00 million (2001: $4.74 million) for the Telstra Entity.

(b) The Manager Incentive Plan (MIP) is an annual plan open to all of our executives. The amount of remuneration at risk (target incentive) varies between 10% and 43% (2001: 14% and 27%) of the total remuneration package depending on the executive's role. The plan is based on performance against set targets for corporate, business unit and individual measures. The measures include financial, customer service, employee opinion and individual measures that support our key business objectives. Before any MIP is payable, a target must be reached, according to the predefined measures. The plan also provides that payments are capped at a specified level.

(c) Telstra Growthshare commenced in fiscal 2000 and provides for selected senior executives who contribute significantly to our future long term profitability to be invited to participate in an equity based Long Term Incentive (LTI) plan, on an annual basis. Those selected senior executives were eligible to receive an allocation of options, restricted shares or both. The options and restricted shares can only be exercised to normal ordinary shares between certain time periods and if specific long term company performance hurdles have been achieved. The performance hurdle for the restricted shares and options allocated in fiscal 2000 and 2001 was that the 30 day average Telstra Accumulation Index must exceed the 30 Day Average All Industrials Accumulation Index at any time during the stated performance period between the third anniversary and up to, but not including, the fifth anniversary of the allocation dates of the shares and options.

In fiscal 2002, Telstra updated the terms and conditions of the equity based long term incentive plan. As such, selected senior executives are invited to participate in Telstra Growthshare and can receive an allocation of performance rights, options or both. The performance rights and options can only be exercised to normal ordinary shares between certain time periods and if performance hurdles have been achieved. Both the performance rights and options are subject to a performance hurdle. If this hurdle is not achieved they will have a $nil value and will lapse. The performance hurdle for options and performance rights allocated in fiscal 2002 is detailed in note 19.

As the achievement of the performance hurdle is uncertain a remuneration value is not attributed to the performance rights or options. Under Telstra's USGAAP disclosures (refer note 30) an approach consistent with the binomial and Black-Scholes valuation models was adopted. Refer to note 19 for more details on Telstra Growthshare.

The fair value for the September 1999 allocation is $1.38 per option and $5.64 for restricted shares. The fair value for the September 2000 allocation is $0.89 per option and $2.05 for restricted shares. The fair value for the March 2001 allocation was $0.80 per option and $2.15 for restricted shares. The fair value for the September 2001 allocation is $0.90 per option and $2.33 for performance rights. The fair value of the March 2002 allocation is $0.97 per option and $2.51 for performance rights.

In fiscal 2001, selected senior executives were eligible to receive benefits from a cash based LTI plan which rewarded those selected senior executives against pre-determined company performance metrics. This plan ceased at the end of fiscal 2001.

(d) Includes payments relating to individual contractual commitments and the commencement or completion of employment with us during fiscal 2002.

27. Related entity transactions

Ultimate controlling entity

The Commonwealth is the ultimate parent and controlling entity of the Telstra Group. Telstra Corporation Limited is the parent entity in the group comprising the Telstra Entity and its controlled entities.

We supply telecommunications services to, and acquire other services from, the Commonwealth, its Departments of State, trading and other agencies. These transactions are made within normal customer/supplier relationships on terms and conditions no more favourable than those available to other customers or suppliers. There are no exclusive rights to supply any of these services. Services provided to any one governmental department or agency or the combination of all of these services in total, do not represent a significant component of our operating revenues. For these reasons, the financial reports do not disclose transactions relating to the purchase and sale of goods and services from or to the Commonwealth, its Departments of State, trading and other agencies.

Directors of the Telstra Entity

The names of each person who held office as a director of the Telstra Entity for the whole of fiscal 2002 were:

Robert C Mansfield	Anthony J Clark	Donald G McGauchie
John T Ralph	John E Fletcher	John W Stocker
Sam H Chisholm	Catherine B Livingstone	Zygmunt E Switkowski

  Belinda J Hutchinson was appointed as director on 16 November 2001.
  Charles Macek was appointed as director on 16 November 2001.
  William A Owens was appointed as director on 16 November 2001.
  N Ross Adler retired as director on 16 November 2001.
  Malcolm G Irving retired as director on 16 November 2001.
  Elizabeth A Nosworthy retired as director on 16 November 2001.

Details of directors' remuneration, superannuation and retirement payments are listed in note 25.

Loans to directors of the Telstra Entity

No non-executive director of the Telstra Entity had a loan with the Telstra Entity or any of its controlled entities at any time during fiscal 2002, 2001 or 2000.

In fiscal 1998, Z E Switkowski (before being appointed chief executive officer and managing director) was provided with a loan from the Telstra Entity as part of his participation in the Telstra Employee Share Ownership Plan (TESOP 97). The loan was provided interest free and on the same conditions as all other eligible employees who participated in TESOP 97. During fiscal 2000, Z E Switkowski also participated in the Telstra Employee Share Ownership Plan II (TESOP 99). Further details of the share plans are contained in note 19.

The total loan provided during fiscal 2002 was $nil, (2001: $1,160 - being the second instalment for the shares acquired under TESOP 99; 2000: $1,799). The total amounts repaid during fiscal 2002 were $469 (2001: $407; 2000: $560). At 30 June 2002, the outstanding balance of the loan to Z E Switkowski was $7,699 (2001: $8,169; 2000: $7,416).

Other transactions with directors of the Telstra Entity and their director related entities

Each of the directors of the Telstra Entity have telecommunications services transactions with the Telstra Group which are not significant and are both trivial and domestic in nature. Director related entities also have telecommunications services which are on normal commercial terms and conditions.

Loan to Telstra Growthshare

During fiscal 2000, Telstra created Telstra Growthshare (a senior executive equity participation plan). In fiscal 2002, we advanced $81 million (2001: $32 million; 2000: $17 million) to Telstra Growthshare to enable it to purchase shares in the Telstra Entity. Of the $81 million loan, $7 million (2001: $5 million; 2000: $3 million) was to acquire restricted shares. This amount has been written off to the profit and loss as it is not repayable to Telstra. The balance of $115 million (2001: $41 million; 2000: $14 million) was used to acquire Telstra Entity shares over which certain senior executives are granted options. Telstra Growthshare also holds in trust certain shares allocated to senior executives and non-executive directors under the ownshare and directshare schemes (refer note 19 for further information).

Loans to employees

We have two employee shares schemes, being TESOP 97 and TESOP 99. During fiscal 2002, $nil (2001: $nil; 2000: $76 million) was advanced to participating employees to enable the purchase of Telstra shares. Loans under TESOP 97 and TESOP 99 are provided interest free. During fiscal 2002, $40 million (2001: $75 million) of the loans under TESOP 97 and TESOP 99 were repaid. At 30 June 2002, the outstanding loan balance for both schemes was $230 million (2001: $270 million). Refer to note 19 for further information.

Directors of the Telstra Entity interests in shares of the Telstra Entity

As at 30 June 2002 and 2001, the directors, family members and their related entities had interests in the share capital of the Telstra Entity as follows:

Telstra Entity - shares (a)
	As at 30 June 2002			As at 30 June 2001
	Direct	Indirect	Total	Direct	Indirect	Total

R C Mansfield	36,139	82,400	118,539	26,886	82,400	109,286
J T Ralph	9,071	72,100	81,171	4,444	72,900	77,344
N R Adler (b)	-	-	-	51,753	50,400	102,153
S H Chisholm	-	-	-	-	-	-
A J Clark	14,595	69,500	84,095	11,866	69,500	81,366
J E Fletcher	3,744	32,000	35,744	1,237	32,000	33,237
B J Hutchinson (c)	38,775	19,600	58,375	-	-	-
M G Irving (b)	-	-	-	26,153	54,400	80,553
C B Livingstone	14,144	17,150	31,294	11,637	17,150	28,787
C Macek (c)	1,554	22,000	23,554	-	-	-
D G McGauchie	4,373	18,700	23,073	1,866	18,700	20,566
E A Nosworthy (b)	-	-	-	9,583	29,200	38,783
W A Owens (c)	1,997	-	1,997	-	-	-
J W Stocker	6,178	54,325	60,503	2,953	54,325	57,278
Z E Switkowski (a)	46,520	109,290	155,810	29,700	98,410	128,110

Unless related to TESOP 99, TESOP 97 or Telstra Growthshare, shares acquired or disposed by directors during the year have been on a normal arm's length basis as could be obtained in an external market. Overall, there has been 83,420 shares acquired and 2,950 shares disposed of during fiscal 2002.

(a) There have been no shares issued under TESOP 97 and TESOP 99. Shares have been allocated under the directshare equity plan. A schedule of the shareholdings and details on this plan are included in note 19.

(b) Retired during fiscal 2002.

(c) Appointed during fiscal 2002.

Telstra Entity - cumulative options, restricted shares and performance rights issued under Telstra Growthshare
	As at 30 June 2002		As at 30 June 2001
	Options	Restricted shares/Performance rights	Options	Restricted shares

Z E Switkowski (d)	3,456,000	404,000	764,000	146,000

(d) Refer to note 19 for details of Telstra Growthshare terms and conditions.

Directors of controlled entities

Each of our controlled entity directors and their director related entities have telecommunications services transactions with us, which are on normal commercial terms and conditions and are trivial and domestic in nature.

Loans to directors of controlled entities

Certain employees of the Telstra Group who were eligible to participate in TESOP 99 and TESOP 97 (refer note 19) were also directors of controlled entities. The directors of the controlled entities were provided with an interest free loan to enable the purchase of shares from the Commonwealth on the same terms and conditions as all other employees eligible to participate in TESOP 99 and TESOP 97. During fiscal 2002, certain employees became directors of controlled entities in the Telstra Group. These directors brought with them existing loans of $130,696 (2001: $97,880).

The amount of new loans advanced during fiscal 2002 was $nil (2001: $53,360 - these loans relate to the final instalment on shares under TESOP 99; 2000: $138,523 - these related to loans advanced for the first instalment). Loan repayments of $55,698 (2001: $27,730; 2000: $99,602) were made including 6 directors who repaid their TESOP 97 loans in full. For TESOP 99 shares, directors that have left continue to be the beneficial owner of the shares. The balance of the loans outstanding at 30 June 2002 was $315,245 (2001: $341,388; 2000: $360,640). All controlled entity directors listed below made loan repayments during fiscal 2002 and 2001:

B Akhurst	B Grisdale	K Raissi
K Bradshaw	J Hibbard	M Robey
R Baxter	H Kelly	J Rolland
H Bradlow	S Lee	C Rowles
D Brawn	A Lockwood	S Ruddock
T Bundrock	P Lodge	L Saly
J Burke	M Montalto	H Sawczak
C Cameron	G Moriarty	G Shepherd
D Campbell	G Nicholson	D Simmonds
A Cherubin	J O'Connell	R Simpson
J Coates	G Patterson	J Stanhope
S Cole	T Pearson	P Wallis
T Crossley	N Peckham	M Walsh
P Dalton	K Phillips	P Whorlow
C Davis	P Pickering	K Wijeyewardene
A Day	B Pineau	R Wilcher
A Dix	D Pitt	G Willis
W Donaldson	J Price	L Wood

There were six directors who repaid their TESOP 97 loan in full during the year they were K Bradshaw, P Dalton, J Hibbard, J O'Connell, S Ruddock and R Wilcher. K Bradshaw, S Ruddock and R Wilcher also repaid their TESOP 99 loans in full.

Telstra shares owned by the Telstra Superannuation Scheme (Telstra Super or TSS)

Telstra Super owns shares in Telstra Corporation Limited. As at 30 June 2002 Telstra Super owned 14,838,932 (2001: 11,305,747) shares with a cost of $77 million (2001: $75 million) and a market value of $69 million (2001: $61 million). In fiscal 2000 Telstra Super also owned instalments receipts in the Telstra Entity of 5,183,485 with a cost of $27 million and market value of $20 million at the end of fiscal 2000. During fiscal 2001, instalment receipts were converted into shares. All purchases and sales of Telstra shares by Telstra Super are determined by the trustee and/or its investment managers on behalf of the members of Telstra Super.

Wholly owned group and other related entity disclosures

Amounts receivable from and payable to entities in the wholly owned group and other related entities:

	Telstra Group			Telstra Entity
	As at 30 June			As at 30 June
	2002	2001	2000	2002	2001
Note	$m	$m	$m	$m	$m

Total amounts receivable
(including trade debtors) at 30 June from:
Current
Wholly owned controlled entities 9	-	-	-	2,620	6,660
Provision for amounts owed by controlled entities (i) 9	-	-	-	(855)	-
	-	-	-	1,765	6,660

Other controlled entities 9	-	-	-	528	5
Joint venture entities and associated entities 9	61	88	80	29	72
Non current
Wholly owned controlled entities 9	-	-	-	202	227
Provision for amounts owed by controlled entities 9	-	-	-	(86)	(111)
	-	-	-	116	116

Other controlled entities 9	-	-	-	-	-
Joint venture entities and associated entities 9	46	-	-	46	-
	107	88	80	2,484	6,853

Total amounts payable
(including accounts payable) at 30 June to:
Current
Wholly owned controlled entities 15,16	-	-	-	1,829	4,882
Joint venture entities and associated entities 15,16	125	119	83	103	83
	125	119	83	1,932	4,965

(i) Included in the profit before income tax of the Telstra Entity was a specific charge of $855 million in relation to a provision for amounts owed by a controlled entity. This balance is eliminated on consolidation for Telstra Group reporting purposes.

(ii) In fiscal 2002, a number of purchase and sale transactions occurred between the Telstra Entity and its wholly owned controlled entities and other related entities.

  During fiscal 2002, communication assets were sold by the Telstra Entity to a controlled entity in the wholly owned group at cost of $34 million (2001: $42 million; 2000: $32 million).
  The Telstra Entity sold services, purchased goods and communications assets, paid fees and received dividends from, and received and paid interest to entities in the wholly owned group during the year. These transactions are in the normal course of business and are on normal commercial terms and conditions.
  Network Design and Construction Limited (NDC) constructs communication assets on our behalf. During fiscal 2002 we purchased communication assets from NDC totalling $784 million (2001: $913 million; 2000: $1,157 million).

Included in the revenue received in advance amount at 30 June 2002 is $233 million (2001: $284 million; 2000: $286 million) received from a controlled entity for the use of our Yellow Pages® trademark. These amounts are not recorded as revenue until the directories are published according to our accounting policy described in note 1.19.

Included in software assets for fiscal 2002 is $168 million (2001: $172 million; 2000: $218 million) paid to IBMGSA.

Included in deferred expenditure for the year ended 30 June 2002 is $nil (2001: $16 million; 2000: $14 million) paid to Australian-Japan Cable Holdings Limited as a payment for future cable capacity purchases. This capacity agreement has now been transferred to Reach Ltd (Reach).

During fiscal 2002 purchases were made by the Telstra Group of $788 million and Telstra Entity of $735 million from Reach Ltd, a joint venture entity. These amounts were for both the purchase of, and entitlement to, capacity and connectivity services. These purchases were made on normal commercial terms and conditions. Entitlement to capacity with Reach takes into account our future needs and growth opportunities. The entitlement to capacity is in excess of historical capacity requirements. Sales were made for international inbound call termination services, construction and consultancy by the Telstra Group of $115 million and Telstra Entity of $94 million to Reach.

During fiscal 2002, we paid for operating expenses on behalf of the following entities:

  Telstra Foundation Limited;
  Telstra Community Development Trust;
  Telstra Growthshare Trust;
  Telstra Employee Share Ownership Plan I (TESOP 97); and
  Telstra Employee Share Ownership Plan II (TESOP 99).

During fiscal 2002, 2001 and 2000 the Telstra Entity had the following transactions between members of the wholly owned group and other related entities:

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2002	2001	2000	2002	2001
Note	$m	$m	$m	$m	$m

Our transactions with entities in the wholly
owned group and other related entities

Profit before income tax expense for the year includes
the following transactions:

Interest revenue from:
Wholly owned controlled entities 2	-	-	-	67	97
Joint venture entities and associated entities 2	2	2	2	2	2

Borrowing costs:
Wholly owned controlled entities 3	-	-	-	58	66

Dividend revenue from:
Wholly owned controlled entities 2	-	-	-	-	23
Joint venture entities and associated entities 2	-	-	5	-	-

Sale of goods and services to:
Joint venture entities and associated entities	370	152	155	120	91

Purchase of goods and services from:
Joint venture entities and associated entities	1,332	616	416	1,210	613

28. Events after balance date

The directors are not aware of any matter or circumstance that has occurred since 30 June 2002 that, in their opinion, has significantly affected or may significantly affect in future years:

  our operations;
  the results of those operations; or
  the state of our affairs;

other than:

On 1 August 2002, we sold a portfolio of seven office properties nationally for $570 million. The carrying value of these properties was $434 million as at 30 June 2002. This balance has been reclassified in our statement of financial position as other current assets. We have entered into operating leases totalling $518 million in relation to these properties on normal commercial terms of between five and twelve years, most of which commence on 19 August 2002.

29. Additional financial instruments disclosures

Derivative financial instruments

Objectives and significant terms and conditions

We use derivative financial instruments to manage financial risks associated with changes in interest rates and foreign currency exchange rates. Instruments that we use to do this include:

  forward foreign currency contracts;
  cross-currency swaps;
  interest rate swaps; and
  interest rate futures contracts.

We do not speculatively trade in these instruments. All derivative transactions are entered into to hedge the risks relating to underlying physical transactions.

As we use the derivative transactions to hedge underlying physical transactions relating to:

  interest rate risk;
  currency risk; or
  other market risk;

the potential for loss or gain is minimal. Gains or losses on the physical transactions are offset by the gains and losses on the related derivative instrument to reduce the risk we are exposed to.

In this note, interest rate risk refers to the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. Foreign currency risk refers to the risk that the value of a financial instrument will fluctuate due to changes in foreign currency exchange rates.

Interest rate risk

Our borrowings are generally for maturities of up to ten years and we manage our debt in accordance with set targeted interest rate profiles and debt portfolio maturity profile. We use interest rate swaps, cross currency swaps and futures to achieve these defined levels.

Interest rate risk is calculated on our net debt portfolio that equals financial liabilities less matching short term financial assets whose value is sensitive to interest rates.

Our net debt portfolio includes both physical borrowings such as bonds and commercial paper and associated derivative instruments such as interest rate swaps and cross currency swaps.

Liquidity risk and credit risk

Liquidity risk includes the risk that, as a result of our future liquidity requirements:

  we will be forced to sell financial assets or derivative instruments at a value which is less than what they are worth; or
  we may be unable to exit the derivative instruments at all; or
  we will not have sufficient funds to settle a transaction on the due date.

To help reduce these risks we:

  generally use derivative instruments that are tradeable in highly liquid markets;
  have readily accessible standby facilities and other funding arrangements in place; and
  have a liquidity policy which requires a minimum and average level to be maintained.

Credit risk includes the risk that a contracting entity will not complete its obligations under a financial instrument and cause us to make a financial loss. To help reduce this risk we make sure that we do not have any significant exposure to individual entities we undertake derivatives with. We also have a conservative policy in establishing credit limits for the entities we deal with.

Foreign currency risk

Our foreign currency exchange risk is due to:

  firm or anticipated transactions for receipts and payments for international telecommunications traffic settled in foreign currencies;
  purchase commitments in foreign currencies;
  investments denominated in foreign currencies; and
  a portion of our borrowings denominated in foreign currencies.

We firstly remove the foreign exchange risk on our borrowings by effectively converting them to A$ borrowings at drawdown by applying cross currency swaps unless a natural hedge exists.

The remaining foreign exchange rate risks are managed through use of forward foreign currency derivatives and foreign currency borrowings.

Foreign currency risks, excluding translation risk, is calculated on a net foreign exchange basis for individual currencies. This underlying foreign exchange risk is combined (offset) with the associated foreign exchange derivatives used to hedge these risks generating our net foreign exchange risk.

We enter into, and hedge transactions in the following significant foreign currencies:

  United States dollars;
  British pounds sterling;
  New Zealand dollars;
  Euro; and
  Japanese yen.

In the prior year, we also hedged transactions in German deutschemarks and French francs.

Exposure on trading activities

We have a net foreign currency exchange exposure on equipment, material and currency conversion exposures, excluding loans and borrowings, as presented in Table A below:

Table A	Telstra Group
	Exposure		Exposure
	before hedging		after hedging
	As at 30 June		As at 30 June
	2002	2001	2002	2001
	$m	$m	$m	$m

Net anticipated future transactions (amounts payable)	503	776	261	388
Net transaction exposure (on amounts payable recorded in the statement of financial position)	299	178	154	81
Translation exposure (offshore investments) on amounts receivable	(959)	(1,506)	(959)	(1,440)
	(157)	(552)	(544)	(971)

The maturity dates of the anticipated future transactions are as follows:
Within 1 year	503	776
	503	776

Our hedging policy provides effective hedging for all our foreign currency exchange exposures. As at 30 June 2002, the net unrealised loss (2001: gain) on hedges of anticipated foreign currency commitments is not significant to our financial report.

Details of forward foreign currency contracts we have entered into to hedge our trading activities are combined with forward foreign currency contracts entered into to hedge our loans and borrowings in Table E. Refer to this table for further detail on our foreign currency exposure.

Exposure on loans and borrowings

We borrow funds in foreign currencies. It is our policy to hedge all currency exposure on foreign currency loans and borrowings with derivative instruments such as cross currency swaps and forward currency exchange contracts. The terms and conditions of the swaps are similar to the terms and conditions of the underlying hedged borrowings in note 16.

We enter into interest rate swaps to adjust interest rate exposures on our debt portfolio to match the ratio of fixed interest debt to variable interest debt, as required by our debt management policy. Under this policy our debt is managed on a portfolio basis. The due dates of interest rate swaps match the due dates of the underlying debt within the requirements of our debt management policy. Net interest receipts and payments are recognised as an adjustment to borrowing costs.

At 30 June 2002 and 2001, the Australian dollar interest rates varied as shown in Table B below.

Table B	Telstra Group
Cross currency swaps
Fixed	- 2002: from 7.05% to 7.87%	(2001: 7.86%)
Variable	- 2002: from 4.69% to 6.58%	(2001: from 4.95% to 6.47%)

Interest rate swaps
Fixed	- 2002: from 5.25% to 8.46%	(2001: from 5.25% to 10.65%)
Variable	- 2002: from 4.15% to 5.44%	(2001: from 4.66% to 5.80%)

Derivative instruments are only used for the purpose of managing financial exposures that are present in underlying business transactions. Therefore net market values should not be assessed on their own. Their overall impact should take into account the underlying exposures being hedged.

Interest rate swaps

The notional principal amounts of interest rate swaps represent the face values of swap contracts entered into by us and that are outstanding at balance date. The notional principal amounts do not represent amounts exchanged or to be exchanged by the parties to the contract. They are not a true reflection of the credit risk and are therefore not recorded in the statement of financial position.

The maturity dates, net notional principal amounts, net fair value and carrying amounts of our outstanding interest rate swaps at balance date are shown in Table C below.

The gross notional principal amounts of interest rate swaps was $11,416 million for fiscal 2002 (2001: $11,170 million). The gross notional principal amounts of interest rate swaps is significantly larger than the net notional principal amounts shown. This is due to the gross positions being modified over time as volumes and positions have changed. The net notional principal amount takes into account our offsetting positions.

This approach is undertaken to manage our fixed to variable ratio on net debt, where net debt is defined as financial liabilities less financial assets.

Table C	Telstra Group
	Net notional		Net
	principal amount (a)		fair value (b)		Carrying amount (c)
			As at 30 June
	2002	2001	2002	2001	2002	2001
	$m	$m	$m	$m	$m	$m

Interest rate swaps with floating interest rates
- Less than one year receivable/(payable)	280	270	(3)	4	(1)	(2)
- One to five years receivable/(payable)	1,763	173	(89)	24	(79)	(16)
- Greater than five years receivable/(payable)	(893)	(39)	(12)	103	(8)	(20)
	1,150	404	(104)	131	(88)	(38)

(a) At 30 June 2002 and 30 June 2001, we had a net interest rate swap position of pay fixed. This means that on a net basis we receive interest on the interest rate swap at variable rates and pay interest on the interest rate swaps at fixed rates. As a result our exposure to movements in interest rates is reduced.

(b) The net fair value represents the market value of both the fixed and floating components of our interest rate swaps.

(c) The carrying amount represents the accrued interest payable on interest rate swaps which is included in current accounts payable.

Cross currency swaps

The maturity profile, net principal amounts, net fair values and carrying amounts of our outstanding cross currency swaps at balance date are shown in Table D below.

Table D	Telstra Group
	Net notional		Net
	principal amount		fair value		Carrying amount (a)
			As at 30 June
	2002	2001	2002	2001	2002	2001
	$m	$m	$m	$m	$m	$m

Cross currency swaps
- Less that one year	119	-	36	-	31	-
- One to five years	3,273	3,015	561	565	502	537
- Greater than five years	4,894	4,049	(102)	51	33	-
	8,286	7,064	495	616	566	537

(a) The carrying amount represents principal which is recorded in borrowings and accrued interest which is recorded in current receivables.

Forward foreign currency contracts

The settlement dates, net Australian dollar amounts receivable/(payable) and contractual forward exchange rates of our significant outstanding contracts are listed in Table E below. These include forward foreign currency contracts relating to our ongoing trading activities, loans to related entities and short term borrowings as at 30 June.

Table E	Telstra Group
	As at 30 June
	2002	2001
	$m	$m

United States dollars - less than three months, at rates averaging United States dollars $0.5389 (2001: US$0.5140)	117	1,543
- 3 to 12 months, at rates averaging United States dollars $0.5643 (2001: US$0.5064)	251	429
- 12 to 18 months, at rates averaging United States dollars $0.4989 (2001: US$0.4994)	9	33
- over 18 months, at rates averaging United States dollars $0.5630 (2001: US$0.6145)	(2)	(3)
	375	2,002
British pounds sterling
- less than three months, at rates averaging British pounds sterling 0.3991 (2001: British Pounds Sterling 0.3805)
	1	(2)
- 3 to 12 months, at rates averaging British pounds sterling 0.3784 (2001: British Pounds Sterling 0.3655)
	7	7
	8	5
German deutschemarks
- less than three months, at rates averaging German deutschemarks nil(2001: German deutschemarks 1.1749)
	-	(6)
- 3 to 12 months, at rates averaging German deutschemarks nil(2001: German deutschemarks nil)
	-	-
	-	(6)
Euro
- less than three months, at rates averaging Euro 0.5895 (2001: Euro 0.5913)	17	8
- 3 to 12 months, at rates averaging Euro 0.5927 (2001: Euro 0.5900)	31	30
	48	38
Japanese yen
- less than three months, at rates averaging Japanese yen 69.5398 (2001: Japanese yen 64.3951)	1	(7)
- 3 to 12 months, at rates averaging Japanese yen 70.2000(2001: Japanese yen nil)	3	-
	4	(7)
French francs
- less than three months, at rates averaging French francs nil(2001: French francs 3.9877)	-	(3)
	-	(3)
New Zealand dollars
- less than three months, at rates averaging New Zealand dollars $1.215	(500)	-
	(500)	-

The net fair value of forward foreign currency contracts at 30 June 2002 is a $30 million loss (2001: $18 million gain).

Interest rate swaps, cross currency swaps and forward foreign currency contracts - fair value

For interest rate swaps, cross currency swaps and forward foreign currency contracts where the carrying amount is in excess of net fair value at balance date, no reduction to net fair value is made since these derivatives act as hedges of underlying physical transactions.

PCCW converting/convertible note - fair value

As at 30 June 2001, we held a convertible note issued by PCCW. This was a US$750 million debt security which had a carrying value at that date of $1,496 million (excluding an $11 million interest accrual), and a fair value of $1,402 million. The fair value was estimated using a complex financial model developed by an independent third party and based on discounted cash flows and the rights to redeem the debt held by both parties.

On 28 June 2002, PCCW redeemed this convertible note in full and the fair value of the redemption was applied to acquire PCCW's 40% interest in Regional Wireless Company (RWC) and to subscribe to a new US$190 million mandatorily converting secured note. We valued the original note on a yield to maturity basis which resulted in a $96 million expense recorded in our statement of financial performance. As this transaction was completed at year end, the carrying value of the new converting note is considered to represent fair value. Also included in interest expense for fiscal 2002, was $66 million relating to interest rate swaps taken out over the convertible note where the underlying exposure was no longer present at year end.

Interest rate risk

Our exposure to interest rate risk and the effective interest rates on financial instruments at 30 June 2002 are shown in Table F below. The information as at 30 June 2001 is shown in Table G.

Table F	Telstra Group
	As at 30 June 2002
	Weighted	Interest rate				Non
	average	Floating	Fixed due dates			interest
	effective		1 yr. or less	2 to 5 yrs.	over 5 yrs.	bearing	Total (c)
	interest rate
	%	$m	$m	$m	$m	$m	$m	Note

Financial assets
Cash assets (a)	3.45	759	-	-	-	311	1,070	8
Trade debtors and accrued revenue	-	-	-	-	-	3,595	3,595	9
Bank deposits, bills of exchange
and commercial paper > 90 days (a)	5.15	388	-	-	-	-	388	9
Share loan to employees	-	-	-	-	-	230	230	9
Other receivables (a)	3.50	-	-	-	115	56	171	9
Loans to joint ventures and associated entities (a)	4.61	-	16	46	-	-	62	9
PCCW convertible note (a)	5.00	-	-	337	-	-	337	9
Investments (b)	-	-	-	-	-	105	105	11
Total financial assets as at
30 June 2002		1,147	16	383	115	4,297	5,958

Financial liabilities
Trade creditors and accrued expenditure	-	-	-	-	-	2,365	2,365	15
Other creditors	-	-	-	-	-	555	555	15
Loan from joint venture entity (a)	4.70	-	4	-	-	-	4	16
Bills of exchange and commercial
paper (a)	4.41	602	-	-	-	-	602	16
Bank loans (a)	3.87	1,613	-	-	-	-	1,613	16
Telstra bonds (a)	8.74	-	582	989	1,616	-	3,187	16
Other loans (a)	5.85	-	148	3,736	4,931	-	8,815	16
Cross currency swaps (a)	-	2,248	(148)	(1,548)	(1,088)	-	(536)	16
Finance lease liabilities (a)	7.11	-	20	21	-	-	41	16
Interest rate swaps (a)	-	1,150	(280)	(1,763)	893	-	-
Total financial liabilities as at
30 June 2002		5,613	326	1,435	6,352	2,920	16,646
Net financial assets/(liabilities)
as at 30 June 2002		(4,466)	(310)	(1,052)	(6,237)	1,377	(10,688)

(a) The effective yield (effective interest rate) on our net debt at 30 June 2002 is 7.7%, after taking into account the impact of interest rate swaps and cross currency swaps.

(b) This excludes investments in joint venture entities and associated entities.

(c) Carrying amount as per statement of financial position.

Table G	Telstra Group
	As at 30 June 2001
	Weighted	Interest rate				Non
	average	Floating	Fixed due dates			interest
	effective		1 yr. or less	2 to 5 yrs.	over 5 yrs.	bearing	Total (c)
	interest rate
	%	$m	$m	$m	$m	$m	$m	Note

Financial assets
Cash assets (a)	5.04	876	-	-	-	201	1,077	8
Trade debtors and accrued revenue	-	-	-	-	-	3,662	3,662	9
Bank deposits, bills of exchange and commercial paper > 90 days (a)	4.90	-	409	8	-	-	417	9
Share loan to employees	-	-	-	-	-	270	270	9
Other receivables (a)	2.00	-	-	-	41	190	231	9
Loans to associated entity (a)	5.77	34	-	-	-	-	34	9
PCCW convertible note (a)	5.00	-	-	-	1,496	-	1,496	9
Investments (b)	-	-	-	-	-	143	143	11
Total financial assets as at30 June 2001		910	409	8	1,537	4,466	7,330

Financial liabilities
Trade creditors and accrued expenditure	-	-	-	-	-	2,577	2,577	15
Other creditors	-	-	-	-	-	415	415	15
Bank overdraft (a)	13.73	10	-	-	-	-	10	16
Loan from joint venture entity	-	-	-	-	-	-	-	16
Bills of exchange and commercial paper(a)	4.62	2,542	-	-	-	-	2,542	16
Bank loans (a)	4.92	-	904	1,194	1	-	2,099	16
Telstra bonds (a)	9.56	-	39	1,566	627	-	2,232	16
Other loans (a)	6.54	-	-	3,517	4,036	6	7,559	16
Cross currency swaps (a)	-	6,624	-	(3,080)	(4,036)	-	(492)	16
Finance lease liabilities (a)	6.50	-	10	30	-	-	40	16
Interest rate swaps (a)	-	(404)	270	173	(39)	-	-	-
Total financial liabilities as at 30 June 2001		8,772	1,223	3,400	589	2,998	16,982
Net financial assets/(liabilities) as at 30 June 2001		(7,862)	(814)	(3,392)	948	1,468	(9,652)

(a) The effective yield (effective interest rate) on our net debt at 30 June 2001 was 7.2%, after taking into account the impact of interest rate swaps and cross currency swaps.

(b) This excludes investments in joint venture entities and associated entities.

(c) Carrying amount as per statement of financial position.

Credit risk

We receive collateral (mainly in the form of secured financial assets) on all money market deposits except those deposited with licensed banks.

The recorded amounts of financial assets included in the consolidated statement of financial position represent our maximum amount of loss due to credit risk for these assets. Where entities have a right of set-off and intend to settle on a net basis under master netting arrangements, this set-off has been recorded in the financial statements on a net basis.

Our credit risk exposure values shown in Table H below include all transactions where the net fair value is favourable. For credit purposes, there is only a credit risk where the contracting entity is liable to pay us in the event of a closeout. The amounts disclosed in Table H are different from those shown in the net fair value amounts in Tables D and E as these show the net fair value after netting favourable against unfavourable transactions. Table H only shows the favourable transactions.

Table H	Telstra Group
	Net fair value
	As at 30 June
	2002	2001
	$m	$m

Interest rate swaps	129	64
Cross currency swaps	562	627
Forward foreign currency contracts	9	38
	700	729

We have exposure to credit risk to an individual contracting entity through our debt investment in the PCCW convertible note (refer to note 9 for further information).

We do not have any other significant exposure to any other individual contracting entity. The major concentrations of credit risk that arise from our financial instrument transactions (including money market, forward foreign currency contracts, cross currency and interest rate swaps) that we manage by country of financial institution are shown in Table I below.

Table I	Telstra Group
	Credit risk concentrations
	As at 30 June
	2002		2001
	%	$m	%	$m

Australia	26	2,079	16	1,983
United States	51	4,027	47	5,809
Japan	-	35	-	-
Europe	11	847	37	4,542
Hong Kong	5	405	-	-
Other	7	542	-	68
	100	7,935	100	12,402